SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

Taxpayer Identification Number (CNPJ/MF) 06.164.253/0001-87

STATE REGISTRATION (NIRE) 35.300.314.441

MANAGEMENT'S PROPOSAL

Annual General and Extraordinary Shareholders’ Meeting

to be held on April 22, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF 06.164.253/0001-87

NIRE 35.300.314.441

TABLE OF CONTENTS

1. Preliminary comments	3
2. Annual General Shareholders’ Meeting	3
2.1 Documents and Information for Compliance with CVM Instructions 481/2009 and 552/2015	4
2.1.1. Proposal for the Compensation of Managers for the fiscal year 2021	4
2.1.2. Proposal for the Allocation of the Profit for the Fiscal year 2020	5
2.1.3. Management's comment on the Company's financial situation (item 10 of the Reference Form)	6
2.1.4. Information regarding the candidates appointed or supported by the management or controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form (General Meeting and Management)	60
2.1.5. Managers' Compensation (item 13 of the Reference Form)	98
3. Annual Report of the Statutory Audit Committee on the Company's Financial Statements	135
4. Statement of the Managers that they have reviewed, discussed and agreed with the Company's Financial Statements	138
5. Statement by the Managers that they have reviewed, discussed and agreed with the views expressed in the Independent Auditors' Report	139
6. Opinion of the Audit Committee	140
7. Extraordinary Shareholders’ Meeting	141
7.1 Approval of the Company's capital increase - Information required by Article 11 of CVM Instruction 481/09	141

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF 06.164.253/0001-87

NIRE 35.300.314.441

1.       PRELIMINARY COMMENTS

Gol Linhas Aéreas Inteligentes S.A. ("Company") management hereby informs that the documents listed below, and attached to this document, are already available to the Shareholders at the Company's head office and disclosed on the websites of: Investor Relations (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão ("B3") (www.b3.com.br), in accordance with legal provisions, as well as in compliance with CVM Instructions 480/2009 and 481/2009, CVM Instruction 552/2014, and also Circular Letter 01/2021 issued by the CVM's Corporate Relations Superintendence.

  Annual Management Report;
  Copy of the Financial Statements;
  Opinion of the Independent Auditors;
  Statement by the Senior Managers that they reviewed, discussed and agreed with the Company's financial statements;
  Statement by the Managers that they reviewed, discussed and agreed with the views expressed in the Independent Auditors' Report;
  Annual Report and Opinion of the Company's Statutory Audit Committee;
  4th quarter 2020 results release; and
  Standard Financial Statement Form - DFP.
  Opinion of the Audit Committee

3

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF 06.164.253/0001-87

NIRE 35.300.314.441

2.	ANNUAL GENERAL SHAREHOLDERS’ MEETING

2.1. Documents and Information for Compliance with CVM Instructions 481/2009 and 552/2015

2.1.1.	Proposal for Overall Compensation of Managers for the Fiscal Year 2021

The Company's Management proposes a global and annual amount of R$28,627,130.24 (twenty-eight million, six hundred and twenty-seven thousand, one hundred and thirty BRL and twenty-four cents) for the compensation of the Company's Managers (Board of Directors and Executive Officers) for the Fiscal year 2021, in compliance with the provisions of the legislation in force and the Company's Bylaws. This amount includes the labor and tax charges on the amounts of salary and resulting from the transfer of the restricted shares, under the terms of the Restricted Shares Plan approved by the Extraordinary General Meeting on July 30, 2021. The net amount for the compensation of the Managers for the Fiscal year 2021, corresponding to R$ 24,064,422.84 (twenty-four million, sixty-four thousand, four hundred and twenty-two BRL and eighty-four cents), which represents an increase of 80% (eighty percent) compared to the global net compensation received by the Management in the fiscal year of 2020. The variation reflects the impacts of the COVID-19 pandemic that reduced the salaries and fees, as well as not allowing the payment of Bonuses for fiscal year of 2020 due to the non-achievement of goals.

For the fiscal year of 2020, it was approved a proposal for net compensation of the management in the amount of R$ 21,921,670.62 (twenty-one million, nine hundred and twenty-one thousand, six hundred and seventy BRL and sixty-two cents). The amount actually perceived during the referred period was R$ 13,462,782.07 (thirteen million, four hundred and sixty-two thousand, seven hundred and eighty-two BRL and seven cents), which represents a 39% (thirty-nine percent) decrease in relation to the approved net amount.

Additional and detailed information, pursuant to Article 12, item II of CVM Instruction 481/2009, as per item 13 of the Reference Form, is available at Annex III, at the Company's headquarters and at the Investor Relations websites (http://www.voegol.com.br/ri), of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of B3 S.A. - Brazil, Stock Exchange, OTC (www.b3.com.br).

São Paulo, March 17, 2021.

THE MANAGEMENT

4

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF 06.164.253/0001-87

NIRE 35.300.314.441

2.1.2.       MANAGEMENT'S PROPOSAL FOR ALLOCATION OF THE 2020 NET INCOME

The Company's Management, in compliance with item II of the Sole Paragraph of Article 9 of CVM Instruction 481/2009, provides below the proposal for allocation of the results for the year ended December 31, 2020, pursuant to Annex 9-1-II to CVM Instruction 481/2009.

Not applicable, since the Company determined a loss for the year ended December 31, 2020.

São Paulo, March 17, 2020.

THE MANAGEMENT

5

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF 06.164.253/0001-87

NIRE 35.300.314.441

2.1.3.       MANAGERS' COMMENTS ON THE COMPANY'S FINANCIAL SITUATION (ITEM 10 OF THE REFERENCE FORM)

10.1 MANAGERS' COMMENTS ON:

The financial data referred to below are extracted from our consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018. Such financial statements have been prepared under the responsibility of our management in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil. The accounting practices adopted in Brazil comprise those included in the Brazilian Corporate Law and in the Pronouncements, Orientations and Interpretations issued by the Accounting Pronouncements Committee - CPC and approved by the Brazilian Securities Commission ("CVM").

Finally, the information included in this item 10 regarding our sector of activity, financial indicators of the sector, as well as estimates regarding market shares, were obtained through internal surveys, public information and publications on the sector. Information from reports prepared by official public sources, such as the Central Bank of Brazil (BACEN), the Brazilian Institute of Geography and Statistics (IBGE), the National Civil Aviation Agency, the Brazilian Airport Infrastructure Company (INFRAERO), among others, was included. The information in these publications is extracted from sources believed to be reliable, but we cannot guarantee the accuracy and integrity of this information. These internal surveys and estimates have not been independently verified.

a.       General financial and asset conditions

The year 2020 was a year marked by the COVID-19 pandemic, which spread rapidly around the world and impacted the macroeconomic environment, considering the uncertainties arising from public health, political and economic issues. According to IBGE (Brazilian Institute of Geography and Statistics), the GDP - Gross Domestic Product retracted 4.1% in the year in comparison with 2019.

The industrial production in the country fell by 4.5% and inflation, considering the Broad National Consumer Price Index (IPCA), accumulated an increase of 4.52% in 2020.

During 2020, added to this moment of national economic retraction, the Brazilian real depreciated sharply against the USD, with a 28.9% decrease on December 31, 2020 compared to December 31, 2019. In addition, the Selic rate went through successive reductions, closing the year at 2.0%.

6

We believe that our liquidity and cash position are essential factors for our success. Total liquidity (cash, short-term and long-term investments, restricted cash and receivables) totaled R$2,576.5 million on December 31, 2020 (R$4,273.0 million on December 31, 2019 and R$2,980.0 million on December 31, 2018) and represented, at the end of 2020, 40.4% of our net operating revenues in the last twelve months (30.8% in 2019 and 26.1% in 2018). Given the challenging and uncertain scenario, Management has daily committed to honoring the Company's financial commitments and preserving its cash and liquidity position. Below we list some of the actions we highlight:

• Aircraft and engine leases: The Company concluded all of its renegotiations with its aircraft leasing partners, which resulted in a reduction in cash flows from current and future leases, with the conversion of part of the monthly payments from fixed to variables. GOL's agreements are adjusted to the recovery in demand in 2021, and also represent an effective savings in the Company's unit cost structure.

• Fuels: agreements with suppliers for the extension of payments on the outstanding balance, which were resumed in installments as of November 2020 and that will allow the Company to obtain a term for the payment of subsequent operations as these installments are settled.

• Personnel: through adherence to MP 936, converted into Law No. 14,020/20, the Company adopted measures to reduce about 50% of payroll expenses and respective charges, by reducing the working day, suspension employment contracts, adherence to unpaid leave (licença não remunerada LNR) and promoted a 50% wage reduction for employees and 60% for directors who were not included in the scope of MP 936.

In June, the Company entered into collective agreements with the National Union of Aeronauts and the Union of Airmen. Among the main initiatives of the package of measures with the Unions, we highlight the salary reduction of up to 50% for the period of 12 months and voluntary adhesion plans (voluntary dismissal program, retirement, part-time and unpaid leave). Such package of measures came into effect as of July 1, effective between 12 and 18 months, a post-crisis recovery period, which makes it possible to manage the gradual growth in costs with the resumption of operations.

In addition, GOL has postponed the payment of the bonus for the year 2019 and holiday bonuses, in addition to the non-possibility of anticipating the 13th salary;

• Investments: suspension of all non-essential investment, including the interruption of payments as pre-delivery payments (PDPs) and the reduction of 34 orders for Boeing 737 MAX aircraft scheduled for 2020-2022 (from 129 to 95 future receipts) aircraft considering the Company's purchase orders with Boeing);

7

• Engine maintenance: renegotiation negotiations with suppliers are being carried out constantly, in line with the Company's operational needs;

• Taxes, contributions and social charges: postponement of federal tax payments as a result of the measures enacted by the Federal Government;

• Commercial and advertising: suspension of advertising and publicity expenses, as well as the immediate interruption of projects that are not absolutely essential for the continuity of our operations;

• Loans and financing: The Company obtained support from its main credit partners and renegotiated extensions of terms and rollovers of its significant financial debts over a two-year horizon (excluding finance leases). debentures, together with obtaining a waiver for the 2020 covenants, and issuance of Senior Notes 2026.

In the year ended December 31, 2020, we had an EBITDA (which is defined by us as operating income before interest, taxes, depreciation and amortization) of R$918.7 million and EBITDA margin of 14.4% compared to R$3,860.7 million and margin of 27.8% in 2019 and R$ 2,068.5 million with margin of 18.1% in 2018. The decrease of R$2.942.0 million in EBITDA between 2020 and 2019 is a consequence of the impact of the COVID-19 pandemic, which significantly affected our operations, because of the recommendation of social distancing, restrictions and recommendations to reduce displacement, and the closing of borders to reduce the spread of the disease.

We believe the EBITDA is a useful indicator to measure airline operating performance as it shows the ability to cover these expenses, as well as facilitating comparison with other companies in the industry.

On December 31, 2020, our current liquidity ratio, calculated by dividing current assets by current liabilities was 031 times compared to 0.48 times in 2019 and 0.46 times in 2018.

The gross debt relation over EBITDAR reached 6.0 times in 2020 compared to 3.1 times in 2019. Gross debt is comprised of loans and financing and leases, with respect to adjusted gross debt, excluding amounts due as perpetual bonds, which do not have due date.

The Company has restrictive clauses (covenants) linked to financial indicators in Debentures VII and guaranteed financing. There were also restrictive clauses linked to financial indicators in the Term Loan, settled in 2020.

Within the scope of guaranteed financing, the Company has the obligation of complying with specific guarantee conditions in the bilateral contract with Delta Airlines. As of December 31, 2020, the Company had Smiles shares and other assets placed in guarantee by GLAI regarding this contract that satisfies the contractual conditions.

8

In Debentures VII, the obligation to measure such indicators is semiannual, and on March 31, 2020, the Debenture Holders’ General Meeting was held, where it was decided to suspend the effects of automatic early maturity, in view of the lack of payment of the unit par value of the debentures referring to the installment due on March 28, 2020. At that Meeting, it was decided to extend the debentures' principal amortization obligations by 10 days.

On April 9, 2020, at the Debenture Holders' General Meeting, it was decided to postpone the amortization of the debentures in the amount corresponding to R$ 148 million, originally scheduled for March 28, 2020, therefore being postponed to March 28, 2022. In this date, prior consent (waiver) was also granted in relation to non-compliance with the established financial indexes and limits for the fiscal year 2020, which would be the object of measurement on June 30 and December 31, 2020, remaining effective the other readings as from the fiscal year of 2021.

On September 25, 2020, at the Debenture Holders' General Meeting, it was decided to postpone the amortization of the debentures in the amount corresponding to R$ 148 million, originally scheduled to occur on September 28, 2020, therefore being postponed to March 28, 2021.

The following is a summary of the consolidated balance sheet for the years ended December 31, 2020, 2019 and 2018:

Consolidated Balance Sheet (in millions of BRL)	2020	2019	2018
Cash and cash equivalents	662.830	1.645.425	826.187
Financial applications	628.343	953.762	478.364
Accounts receivable	739.699	1.229.530	853.328
Deposits	2.058.455	1.968.355	1.612.295
Fixed Assets	4.960.288	6.058.101	2.818.057
Total Assets	12.814.136	15.298.446	10.378.266
Short-term loans	2.353.279	2.543.039	1.223.324
Short-term payable leases	1.317.008	1.404.712	255.917
Long-term loans	7.623.687	5.866.802	5.861.143
Long-term payable leases	6.267.184	4.648.068	656.228
Total liabilities	26.581.195	22.403.863	14.883.617
Liabilities and Shareholders' Equity	(13.767.059)	(7.105.417	(4.505.351)

On December 31, 2020, our consolidated fixed assets amounted to R$4,960.3 million, comprised mainly of: (i) R$2,600.1 million referring to 127 aircraft without call options at the end of the contract; (ii) R$1,163.8 million referring to the acquisition of owned and lease spare parts (rotables); (iii) R$924.3 million of reconfiguration and improvements to aircraft; (iv) R$27.1 million on tools related to aerial assets); (v) R$127.4 million of other fixed assets for use (vehicles, machines and equipment, furniture and fixtures, computers and peripherals, works in progress and others; (vi) R$179.1 million referring mainly to advances for acquisition of fixed assets; and (vii) negative R$34.3 million with impairment loss.

9

On December 31, 2020, 2019 and 2018, our total fleet was as shown in the table below:

Total Fleet at the End of the Period	2020	2019	2018
B737-700 NG	23	24	24
B737-800 NG	97	106	91
MAX 8	7	7	6
Total (Boeing 737)	127	137	121

The Company leases its entire fleet of aircraft. As of December 31, 2020, the total fleet consisted of 127 aircraft, of which all were commercial leases without call options.

In addition to the assets mentioned above, we also have concessions for the use of buildings at airports and hangars in Brazil, including a part of a hangar at Congonhas airport, where we perform aircraft maintenance. We also have a state-of-the-art Aircraft Maintenance Center (GOL Aerotech) in Confins, State of Minas Gerais. The Maintenance Center certification we hold authorizes maintenance services for Boeings 737-300s, Boeings 737-700 and 800 Next Generation and the new 737 MAX 8 aircraft. We use the new facility to perform heavy fuselage maintenance, preventive maintenance, aircraft painting and internal aircraft configuration restructuring.

b.       Capital structure and possibility of redemption of shares or quotas, indicating (i) hypothesis of redemption and (ii) formula for calculation of redemption value:

Capital Structure

Equity

On December 31, 2020 our shareholders' equity totaled a deficit of negative R$13,767,1 million, while on December 31, 2019 our shareholders' equity recorded a deficit of negative R$7,105.4 million, this variation is mainly due to the loss incurred in the fiscal year ended on December 31, 2020, strongly caused by the decrease in the volume of operations and devaluation of the Brazilian Real, with a loss resulting from exchange variation in the amount of R$3,056.2 million.

On December 31, 2020, capital was represented by 3,137,706,967 shares, of which 2,863,682,710 were common shares and 274,024,257 were preferred shares. The Volluto Equity Investment Fund holds 100% of our common shares and the Mobi Equity Investment Fund holds 37.6% of our preferred shares. Both funds are of the same holders and together they hold 51.9% of our total share capital. As of December 31, 2020, we had 51.9% of our preferred shares outstanding.

On December 20, 2018, the controlling shareholder FIP Volluto, at the time holder of 2,863,682,150 common shares and 130,953,776 preferred shares, carried out a corporate reorganization involving MOBI Fundo de Investimento e Ações, which now holds all of the 130,953,776 preferred shares, previously held by FIP Volluto, representing 37.48% of the Company's economic capital at the time. On December 31, 2018, capital was represented by 3,131,226,450 shares, of which 2,863,682,710 were common shares and 267,543,740 were preferred shares.

10

The percentage shares of each shareholder indicated in the table below are based on the number of 2,863,682,710 common shares and 274,024,257 preferred shares On December 31, 2020.

	Ordinary		Preferred		Total
	Shares	%	Shares	%	Shares	%
FIP Volluto	2.863.682.150	100,00%	-	0,00%	2.863.682.150	91,27%
Mobi FIA	-	0,00%	102.953.776	37,57%	102.953.776	3,28%
Other	560	0,00%	3.404.543	1,24%	3.405.103	0,11%
Treasury shares	-	0,00%	1.824.034	0,67%	1.824.034	0,06%
Air France - KLM	-	0,00%	4.246.620	1,55%	4.246.620	0,14%
Market	-	0,00%	161.595.284	58,97%	61.595.284	5,15%
Total	2.863.682.710	100,00%	274.024.257	100,00%	3.137.706.967	100,00%

During the fiscal year ended on December 31, 2020, the Company approved capital increases due to the subscription of preferred shares through the exercise of the stock option plan, on: (i) April 30, 2020, in the amount of R$ 0.7 million, referring to the exercise of 197,109 preferred shares; (ii) July 30, 2020, in the amount of R$ 0.2 million related to the exercise of 29,018 preferred stock options; and (iii) October 29, 2020, in the amount of R$ 0.3 million related to the exercise of 116,116 stock options of preferred shares.

During the year ended December 31, 2019, the Company approved capital increases due to the subscription of preferred shares, on: (i) February 27, 2019, in the amount of R$4,589 through the subscription of 521,528 preferred shares; and on (ii) April 26, 2019, in the amount of R$512 due to the subscription of 140,896 preferred shares; (iii) July 31, 2019, in the amount of R$300 due to the subscription of 84,477 preferred shares; (i) October 30, 2019, in the amount of R$60,165 due to the subscription of 5,391,373 preferred shares.

During the year ended December 31, 2018, the Company approved capital increases due to the subscription of preferred shares through the exercise of the stock option plan, in the amount of: (i) on January 11, 2018, in the amount of R$1.5 million, relating to the exercise of 161,029 preferred share options; (ii) on May 8, 2018, in the amount of R$5.8 million, relating to the exercise of 498,674 preferred share options; (iii) on August 1, 2018, in the amount of R$2.4 million, relating to the exercise of 331,418 preferred share options; (iv) on October 31, 2018, in the amount of R$167 thousand, relating to the exercise of 63,601 preferred share options and; (v) on December 21, 2018, in the amount of R$5.5 million, relating to the exercise of 589,586 preferred share options.

11

On March 23, 2015, the Extraordinary General Meeting approved the split of common shares in the proportion of 1 (one) to 35 (thirty-five) shares, with no change in the proportion of the shareholding. The Volluto Equity Investment Fund is the controlling shareholder of the Company with equal stakes of Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Third Party Capital

As of December 31, 2020, total short and long-term loans and financing amounted to R$ 9,977.0 million. The average maturity of the Company's long-term debt, excluding unpaid debts, was 3.1 years with an average rate of 5.48% for obligations in Brazilian Reais and 5.26% for obligations in Dollars.

As of December 31, 2019, total short and long-term loans and financing amounted to R$ 8,409.8 million. The average maturity of the Company's long-term debt, excluding unmatured debt, was 3.2 years with an average rate of 5.28% in Brazilian BRL and 6.02% in US dollars.

As of December 31, 2018, total short and long-term loans and financing amounted to R$7,084.5 million. The average maturity of the Company's long-term debt, excluding financial leasing and unpaid debt, was 3.9 years with an average rate of 7.68% in Brazilian BRL and 6.79% in US dollars.

The Company has restrictive clauses (covenants) linked to financial indicators in Debentures VII and guaranteed financing. There were also restrictive clauses linked to financial indicators in the Term Loan, settled in 2020.

Within the scope of guaranteed financing, the Company has the obligation of complying with specific guarantee conditions in the bilateral contract with Delta Airlines. As of December 31, 2020, the Company had Smiles shares and other assets placed in guarantee by GLAI regarding this contract that satisfies the contractual conditions.

In Debentures VII, the obligation to measure such indicators is semiannual, and on March 31, 2020, the Debenture Holders’ General Meeting was held, where it was decided to suspend the effects of automatic early maturity, in view of the lack of payment of the unit par value of the debentures referring to the installment due on March 28, 2020. At that Meeting, it was decided to extend the debentures' principal amortization obligations by 10 days.

On April 9, 2020, at the Debenture Holders' General Meeting, it was decided to postpone the amortization of the debentures in the amount corresponding to R$ 148 million, originally scheduled for March 28, 2020, therefore being postponed to March 28, 2022. In this date, prior consent (waiver) was also granted in relation to non-compliance with the established financial indexes and limits for the fiscal year 2020, which would be the object of measurement on June 30 and December 31, 2020, remaining effective the other readings as from the fiscal year of 2021.

12

On September 25, 2020, at the Debenture Holders' General Meeting, it was decided to postpone the amortization of the debentures in the amount corresponding to R$148 million, originally scheduled to occur on September 28, 2020, therefore being postponed to March 28, 2021.

Capital Structure

The following table demonstrates our capital structure in terms of third-party equity interest on our total capital as of December 31, 2020, 2019 and 2018:

	12/31/2020	12/31/2019	12/31/2018
Total loans and financing	(9.976.966)	(8.409.841)	(6.443.807)
Total leases payable	(7.584.192)	(6.052.780)	(912.145)
(-) Cash and cash equivalents	662.830	1.645.425	826.187
(-) Financial investments	629.335	953.762	478.364
(-) Restricted box	544.607	444.306	822.132
A - Net debt	(15.724.386)	(11.419.128)	(5.229.269)
B - Total negative equity	(1.957.327)	7.105.417	4.505.351
C = (B + A) - Total capital	(1.957.327)	(4.313.711)	(723.918)

(a)	Net debt = total debt (short and long term) minus total cash (cash and cash equivalents + restricted cash + short-term investments);
(b)	Total capital = net debt + equity;

Possibility of Redemption of Shares

We inform that there is no possibility of redemption of our shares, beyond the legal hypotheses.

c.       Ability to pay in relation to financial commitments

Liquidity

To manage our liquidity, we take into account our total cash, as well as balances of our receivables. Our receivables are affected by the deadlines for receipt of our credit card receivables. Our clients can purchase tickets by making installment payments on credit cards, usually generating an interval of one to two months between the payment of our suppliers and expenses and the actual receipt of revenues from our services. When necessary, we obtain loans to finance our working capital, which can be guaranteed by our receivables, to finance the sale/receipt cycle. We have a strong liquidity position, consisting of cash and cash equivalents, financial investments, and restricted cash and receivables which at the end of 2020, represented 40.4% of our net operating revenues for the last twelve months.

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The table below presents consolidated financial information used in liquidity analysis (in R$ million):

	2020	2019	2018	Var. (20/19) %
Total Box(¹)	1.836,8	3.043,5	2.126,7	39,9%
Receivables	739,8	1.229,5	853,3	39,8%
Immediate Total Liquidity	2.576,6	4.273,0	2.980,0	39,9%

(¹) Corresponds to the sum of cash balances, cash equivalents, financial investments and restricted cash in the short and long term, disclosed in the financial statements.

On December 31, 2020, "total cash" (cash, cash equivalents, short-term investments, and restricted short and long-term cash) reached R$1,836.8 million, composed of R$662.8 million cash balance and cash equivalents, R$630.3 million in short-term investments, and R$733.4 million in restricted short and long-term cash.

As of December 31, 2020, the balance of advances for aircraft acquisition was R$68.7 million, corresponding to prepayments made under the contract signed with Boeing, Ansett Worldwide Aviation Services (“AWAS”) and General Eletric Capital Aviation Services (“GECAS”) for the acquisition of 95 737-MAX aircraft. As of December 31, 2019, the balance of advances for aircraft acquisition was R$131.8 million corresponding to prepayments made under the contract signed with Boeing, Ansett Worldwide Aviation Services ("AWAS") and General Eletric Capital Aviation Services ("GECAS") for the acquisition of 129 737-MAX aircraft. As of December 31, 2018, the balance of advances for aircraft acquisition was R$94.2 million corresponding to prepayments made under the contract signed with Boeing, Ansett Worldwide Aviation Services ("AWAS") and General Eletric Capital Aviation Services ("GECAS") for the acquisition of 130 737-MAX aircraft.

We expect to make payments for aircraft purchases using proceeds from our operations, from loans contracted through short-term credit lines and/or vendor financing. We expect to finance the purchase price balance of the Boeing 737 MAX aircraft through a combination of sources, such as cash and cash equivalents from our operations, low-interest bank loan agreements, sale and leaseback transactions, debt or equity offerings and/or vendor financing.

On December 31, 2020, our dry liquidity ratio, calculated by dividing the total cash and equivalents, financial investments, restricted cash and receivables registered in the current assets by current liabilities was 0.25, 0,41 times in 2019, and 0.41 times in 2018.

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In the fiscal year ended on December 31, 2020, we had an EBITDA of R$918.7 million with a margin of 14.4% compared to R$3,860.7 million with a margin of 27.8% in 2019 and R$2,068.5 million with a margin 18.1% in 2018. Our indebtedness, comprising by loans and financing and leases on December 31, 2020, 2019 and 2018 was R$17,561.2 million, R$14,462.6 million and R$7,356.0 million, respectively. Our adjusted gross debt excluding perpetual bonds, was R$16,755.5 million on December 31, 2020 and R$13,915.9 million on December 31, 2019, and R$6,830.4 million on December 31, 2018. Perpetual bonds are excluded from the calculation of indebtedness, as they have no maturity. Until December 31, 2018, the balance of payable leases did not include the present value of payable leases due to the right of use, recorded after the adoption of IFRS 16 on January 1, 2019.

The Company closed 2020 with its leverage level, expressed by the ratio of gross debt adjusted by the EBITDA of the last 12 months, at 17.4 times, compared to 3.6 times in 2019 and 6,9 times in 2018.

Our loans and financing as of December 31, 2020, 2019 and 2018 were composed as follows:

15

			Consolidated
			2019										2020
	Maturity	Effective interest rate p.a.	Circulating	Non circulating	Total	Fundraising	Unrealized ESN result (*)	Payment of principal	Interest costs	Interest paid	Exchange variation	Amortization of costs	Circulating	Non circulating	Total
In R$:
Working Capital (a)	10/2025	6,48%	-	-	-	704.172	-	(450.532)	20.261	(17.011)	-	-	239.615	17.275	256.890
Debentures VII (b)	03/2022	3,41%	289.423	289.302	578.725	-	-	-	25.936	(23.638)	-	6.065	440.918	146.170	587.088

In dollars:
Term Loan B (c)	08/2020	6,50%	1.229.600	-	1.229.600	-	-	(1.641.390)	65.382	(97.632)	437.942	6.098	-	-	-
Import financing (d)	01/2021	5,63%	663.979	-	663.979	25.974	-	(103.238)	41.326	(45.856)	201.474	-	783.659	-	783.659
Guaranteed financing (e)	12/2021	9,50%	-	-	-	1.367.825	-	(833.171)	36.749	(36.366)	(50.924)	-	484.113	-	484.113
Senior Notes 2022 (f)	01/2022	8,88%	12.102	313.267	325.369	-	-	(405.878)	7.052	(20.695)	92.730	1.422	-	-	-
Ex-Im Bank Guaranteed financing (g)	12/2022	0,92%	180.812	76.395	257.207	124.074	-	(216.829)	5.488	(4.469)	71.877	7.396	194.786	49.958	244.744
ESN (h)	07/2024	3,75%	29.443	1.753.526	1.782.969	-	(374.994)	-	178.414	(75.486)	424.327	(416)	37.960	1.896.854	1.934.814
Spare Engine Facility (i)	09/2024	2,56%	17.551	201.084	218.635	-	-	(63.482)	8.957	(9.282)	64.670	282	22.771	197.009	219.780
Senior Notes 2025 (j)	01/2025	7,00%	75.587	2.548.472	2.624.059	37.322	-	-	235.588	(215.506)	751.423	5.951	98.521	3.340.316	3.438.837
Senior Notes 2026 (k)	06/2026	8,00%	-	-	-	952.509	-	-	1.828	-	20	1.293	1.848	953.802	955.650
Loan Facility (l)	03/2028	4,73%	31.727	150.821	182.548	59.949	-	(33.719)	11.974	(8.969)	53.681	237	32.566	233.135	265.701
Perpetual Bonus (i)		8,75%	12.815	533.935	546.750	99.135	-	-	60.035	(60.117)	159.887	-	16.522	789.168	805.690
Total			2.543.039	5.866.802	8.409.841	3.370.960	(374.994)	(3.748.239)	698.990	(615.027)	2.207.107	28.328	2.353.279	7.623.687	9.976.966

16

			Consolidated
			2018										2019
	Maturity	Effective interest rate p.a.	Circulating	Non circulating	Total	Fundraising	Unrealized ESN result (*)	Payment of principal	Interest costs	Interest paid	Exchange variation	Amortization of costs	Circulating	Non circulating	Total
In R$:
Debentures VII (a)	09/2021	120% of the DI rate	288.991	577.981	866.972	-	-	(295.834)	52.596	(52.475)	-	7.466	289.423	289.302	578.725
In dollars:
Term Loan (b)	08/2020	6,70%	25.255	1.147.196	1.172.451	-	-	-	76.927	(76.612)	47.688	9.146	1.229.600	-	1.229.600
Import financing (c)	11/2020	5,32%	503.869	-	503.869	164.234	-	(27.399)	33.666	(33.743)	23.352	-	663.979	-	663.979
Senior Bonus IV (d)	01/2022	9,24%	13.640	352.205	365.845	-	-	(50.320)	27.762	(28.013)	9.050	1.045	12.102	313.267	325.369
ESN (*) (e)	07/2024	3,75%	-	-	-	1.638.011	(40.717)	-	93.826	(14.748)	104.231	2.366	29.443	1.753.526	1.782.969
Credit line - engine maintenance (f)	09/2024	2,75%	173.422	189.888	363.310	500.199	-	(403.039)	14.160	(15.570)	7.578	9.204	198.363	277.479	475.842
Senior Bonus VIII (g)	01/2025	7,09%	72.658	2.439.492	2.512.150	-	-	-	177.539	(166.894)	92.708	8.556	75.587	2.548.472	2.624.059
Engine guaranteed loan (h)	12/2026	5,16%	13.051	120.557	133.608	56.452	-	(16.945)	11.398	(11.394)	9.285	144	31.727	150.821	182.548
Perpetual Bonus (i)	-	8,75%	12.320	513.282	525.602	-	-	-	45.880	(44.557)	19.825	-	12.815	533.935	546.750
Total			1.103.206	5.340.601	6.443.807	2.358.896	(40.717)	(793.537)	533.754	(444.006)	313.717	37.927	2.543.039	5.866.802	8.409.841

17

d.       Sources of financing for working capital and investments in non-current assets used

Our strategy is to rely primarily on cash flows from operations to raise working capital for current and future operations. Our operating cash flows are affected by the requirement of some aircraft operating lease agreements, which establish maintenance deposit reserve accounts for these aircraft, with funds at specific levels. The funds will be taken from the maintenance reserve accounts for the reimbursement of certain structural maintenance expenses incurred. We believe that the amounts already deposited, and to be deposited, plus our own cash resources, will be sufficient to cover our future aircraft and maintenance costs for the duration of the respective operating leases.

We finance the balance of the purchase price of Boeing MAX aircraft through a combination of sources, such as cash and cash equivalents from our operations, low-interest bank loans, sale and leaseback transactions, debt or equity offerings and/or supplier financing. Bank financing operations, substantially, are carried out with the guarantee of Ex-Im Bank, which provides guarantees covering 85% of the total purchase price of the aircraft. The remaining 15% of the total purchase price of the aircraft, in that case, are financed by our cash or other financing alternatives.

e.       Sources of funding for working capital and investments in non-current assets intended to be used to cover liquidity shortfalls

When necessary, we obtain loans to finance our working capital, which can be guaranteed by our receivables, to finance the sale/receipt cycle. We have a strong liquidity position (cash, cash equivalents, short-term and long-term restricted cash and receivables) that represented 40.4% of our net operating revenues in the last twelve months. We are also committed to avoiding significant financial debt maturity pressure over a two-year horizon to ensure healthy levels of liquidity.

f.       Levels of indebtedness and the characteristics of such debts, also describing:

(i) relevant loan and financing contracts

Salaries and Fees	Salaries	Interest Rate	Currency
Debentures VI	Sep/19	132% of CDI	Real
Debentures VII	Sep/21	120% of CDI	Real
Working Capital	Out/25	6,48% p.a.	Real
Import financing	Nov/20	5.32% p.a.	US Dollar
Ex-Im Bank Guaranteed financing (g)	Dec/22	092% p.a.	US Dollar
Spare Engine Facility	Sep/24	256% p.a.	US Dollar
Loan Facility	Mar/28	4.73% p.a.	US Dollar
Guaranteed Financing	Dec/21	9.50% p.a.	US Dollar
Senior Bonus 2017	Apr/17	7.60% p.a.	US Dollar
Senior Bonus 2018	Dec/18	9.71% p.a.	US Dollar
Senior Bonus 2020	Jul/20	9.64% p.a.	US Dollar
Senior Bonus 2021	Dec/21	9.87% p.a.	US Dollar
Senior Bonus 2022	Jan/22	8.88% p.a.	US Dollar
Senior Bonus 2023	Feb/23	11.30% p.a.	US Dollar
Senior Bonus 2025	Jan/25	7.09% p.a.	US Dollar
Senior Bonus 2026	Jun/26	8.00% p.a.	US Dollar
Senior Bonus 2028	Dec/28	9.84% p.a.	US Dollar
ESN	Jul/24	3.75% p.a.	US Dollar
Perpetual Bonus	-	8.75% p.a.	US Dollar
Term Loan	Aug/20	6.50% p.a.	US Dollar

18

The tables below show the maturity schedule of our obligations arising from loans and financing in effect On December 31, 2020, 2019 and 2018 (not considering interest):

Financial Debt Schedule on 12/31/20 (R$MM)	2022	2023	2024	2025	After 2025	Unpaid	Total

In R$:
Working Capital	7.543	4.752	2.500	2.480	-	-	17.275
Debentures VII	146.170	-	-	-	-	-	146.170

In dollars:
Ex-Im Bank Guaranteed financing	49.958	-	-	-	-	-	49.958
ESN	-	-	1.896.854	-	-	-	1.896.854
Spare Engine Facility	23.075	23.075	150.859	-	-	-	197.009
Senior Notes 2025	-	-	-	3.340.316	-	-	3.340.316
Senior Notes 2026	-	-	-	-	953.802	-	953.802
Loan Facility	30.936	31.961	33.039	34.197	103.002	-	233.135
Perpetual Bonus	-	-	-	-	-	789.168	789.168
Total	257.682	59.788	2.083.252	3.376.993	1.056.804	789.168	7.623.687

Financial Debt Schedule on 12/31/19 (R$MM)	2021	2022	2023	2024	After 2024	Unpaid	Total

In R$:
Debentures VII	289.302	-	-	-	-	-	289.302

In dollars:
Credit line - engine maintenance	95.574	17.747	17.747	146.411	-	-	277.479
Senior Bonus IV	-	313.267	-	-	-	-	313.267
ESN	-	-		1.753.526	-	-	1.753.526
Senior Bonus VIII	-	-	-	-	2.548.472	-	2.548.472
Engine guaranteed loans	18.377	19.052	19.769	20.522	73.101	-	150.821
Perpetual Bonus	-		-	-	-	533.935	533.935
Total	403.253	350.066	37.516	1.920.459	2.621.573	533.935	5.866.802

Financial Debt Schedule on 12/31/18 (R$MM)	2020	2021	2022	2023	After 2023	Unpaid	Total

In R$:
Debentures VII	288.990	288.991	-	-	-	-	577.981

In dollars:
Term Loan	1.147.196	-	-	-	-	-	1.147.19
Credit line - engine maintenance	67.008	139.835	14.270	14.921	74.411	-	310.445
Senior Bonus IV	-	-	352.205	-	-	-	352.205
Senior Bonus VIII	-	-	-	-	2.439.492	-	2.439.492
Perpetual Bonus	-	-	-	-	-	513.282	513.282
Total	1.503.194	428.826	366.475	14.921	2.513.903	513.282	5.340.601

19

The following describes our relevant financial agreements in effect as of December 31, 2020, 2019 and 2018:

Exchangeable Senior Notes ("ESN")

The Company through GOL Equity Finance ("Issuer" or “Gol Finance”), a special purpose vehicle incorporated under the laws of Luxembourg, has issued Exchangeable Senior Notes ("ESN"), maturing in 2024, bearing nominal interest of 3.75% p.a., payable semi-annually. Such operation was guaranteed by the Company and subsidiary GLA.

Holders of the securities will have the right to exchange them for American Depositary Shares ("ADSs") where each represents two GOL preferred shares. The initial exchange fee for the securities is 49,3827 ADSs per $1,000 of the principal value of the securities, which is equivalent to an initial exchange price of approximately $20.25 per ADS and represents an exchange premium of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous ADS offering described below, which was $15 per ADS. The exchange rate of securities is subject to adjustment at the time of certain events.

The settlement of the securities may be made in cash, ADSs or through a combination of both.

The funds raised under this operation during the year ended December 31, 2019 are presented below:

Values in US$ thousand
Date	Nominal issue	Premium	Cost assigned to debt component	Cost assigned to the derivative component	Capped Call	Net Funding
03/26/2019	300.000	-	(12.179)	(6.533)	(26.190)	255.098
04/17/2019	45.000	-	(3.862)	(1.463)	(3.929)	35.746
07/17/2019	80.000	16.000	(2.123)	(2.247)	(9.680)	81.950
	425.000	16.000	(18.164)	(10.243)	(39.799)	372.794

Values in R$
Date	Nominal issue	Premium	Cost assigned to debt component	Cost assigned to the derivative component	Capped Call	Net Funding
03/26/2019	1.169.010	-	(47.067)	(25.248)	(101.214)	995.481
04/17/2019	177.539	-	(14.870)	(5.760)	(15.499)	141.410
07/17/2019	301.192	60.194	(7.987)	(8.453)	(36.444)	308.502
	1.647.741	60.194	(69.924)	(39.461)	(153.157)	1.445.393

20

In addition, the issuer carried out private derivative transactions ("Capped call") with some of the securities' subscribers and/or other financial institutions ("counterparties"), with which it is expected, in general, to reduce the potential dilution of preferred shares and GOL's ADSs upon the exchange of any securities and/or offsetting any cash payments required from the issuer that exceed the principal amount of the exchanged securities, as the case may be, provided that such reduction or offsetting will be subject to a limit based on the maximum price. The maximum price for private capped call operations will be approximately US$27.75 per ADS (representing a premium of approximately 85% above the initial public offering price of the ADSs sold in the simultaneous offering of ADSs).

On December 31, 2019, the portion corresponding to the option to convert the securities into shares at market value corresponds to R$626,557.

The Company will use the funds obtained from the issue of the securities to pay the costs of transactions linked to the issue, including costs with derivative operations and for the financing of its operations.

Ex-Im Bank Guaranteed financing

On February 14, 2014 the Company, through its subsidiary GLA, issued the third series of Guarantee Notes ("Guaranteed Notes") for motor maintenance financing, with a financial guarantee from Ex-Im Bank, at an interest rate of 0.90% p.a. amounting to R$92.2 million (US$40.5 million on the funding date), with quarterly amortization of the principal amount and monthly interest, with issue costs of US$2.2 thousand (R$5.2 thousand on the funding date). This series had a maturity of 2 years, with maturity on February 14, 2016.

On March 13, 2015, GLA subsidiary obtained a loan for engine maintenance in the amount of R$130,795 (US$40,539 on the funding date) with an interest rate of 0.983% p.a. with amortization and quarterly interest payments, and issuance costs of R$4,198 (US$1,334 on the funding date) and a financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank"). This series had a maturity of 3 years, with maturity in August 2019.

In July 2020, the subsidiary GLA obtained new financing lines with restricted cash as guarantee. Information about such funding is presented below:

Date of Operation	Amount		Costs		Fee of Interest (p.a.)	Maturity Date
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
06/19/2020	25.000	129.263	1.003	5.189	Libor 6m +0.6% p.a.	12/23/2022

21

The total balance of the series related to the financing recorded in current and non-current liabilities On December 31, 2020 was R$194.8 million and R$50.5 million, respectively (R$180.8 million in current liabilities and R$76.4 million in non-current liabilities on December 31, 2019 and R$180.8 million and R$76.4 million in current and non-current liabilities, respectively, on December 31, 2018).

Guaranteed Financing

In August 2020, the Company obtained bilateral financing from Delta Airlines with the guarantee of shares issued by Smiles and other assets in the amount of US$250 million, corresponding to R$1,367,825 on the date of funding.

Transaction Date	Principal		Interest Rate (p.a.)	Maturity Date
	(US$ thousand)	(R$ thousand)
08/31/2020	250.000	1.367.825	9,50%	12/30/2021

The Company has already amortized US$157 million, corresponding to R$833,171 of the raised principal. As of December 31, 2020, the amount due, including principal and interest, is US$93,157, R$484,113 considering the closing price of the dollar on the date.

The total balance of R$484.1 million in the series referring to the guaranteed financing is recorded in current liabilities on December 31, 2020.

Spare Engine Facility

In March 2020, the Company, through its subsidiary GLA, raised funds with the guarantee of the Company's own engines. Information on such financing is presented below:

Transaction Date	Principal		Costs		Interest Rate (p.a.)	Maturity Date
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
03/20/2020	12.000	60.847	177	898	Libor 1M + 3,33%	03/20/2028

Import financing (Finimp)

During the year ended December 31, 2019, the Company, through its subsidiary GLA, raised funds and renegotiated the maturities of contracts of this type, with the placement of promissory notes as collateral for the operations. Such operations are part of a credit line that GLA maintains for import financing, with the purpose of engine maintenance, purchase of spare parts and aeronautical equipment.

Information about such funding is presented below:

Transaction Date	Amount		Interest Rate (p.a.)
New Funding	(US$ thousand)	(R$ thousand)
02/19/2020	5.920	25.974	4,07%

22

Loan Facility

On August 31, 2017, the Company obtained a loan with the guarantee of 4 of the Company's own engines in the amount of R$ 84.3 million (US$ 26.8 million on the date of the fundraising) and issue cost R$ 512 thousand (US $ 161 thousand on the date of the fundraising) On June 28, 2018, the Company, through its subsidiary GLA, raised a loan with the guarantee of one of the Company's own engines in the amount of R$43,913 (US$11,400 on the date of the fundraising) and issue cost of R$578 (US$150 on the date of the fundraising). In this modality, the financing has monthly interest payment and amortization.

During the year ended December 31, 2020, the Company, through its subsidiary GLA, raised funds with the guarantee of the Company's own engines. Information about such funding is presented below:

Transaction Date	Principal		Costs		Interest Rate (p.a.)
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
03/20/2020	12.000	60.847	177	898-	Libor 1m+3.33% p.a.

On December 31, 2020, the amount recorded in current and non-current liabilities was R$32.6 and R$233.1. As of December 31, 2019, the amount recorded in current and non-current liabilities was R$31.7 and R$150.8 (R$13.1 million and R$120.6 million, respectively on December 31, 2018).

Debentures

On September 30, 2015, the Company, through its subsidiary GLA, issued 105,000 simple, nonconvertible debentures of the 6th series in the total amount of R$1,050,000 and issue costs of R$28,382, which will be amortized over the debt period. The funds raised were used exclusively for early settlement at the face value of the 4th and 5th series of debentures which, as a consequence, had their costs fully written off in the result. On December 31, 2017, the amount recorded in current and non-current liabilities was R$395.1 million and R$617.3 million, respectively.

On October 29, 2018, the Company, through its subsidiary GLA, issued 88,750 simple, nonconvertible debentures of the 7th series in the total amount of R$887.5 million and issuance costs of R$28,739, which will be amortized over the debt period. The funds raised were used exclusively for early settlement at the face value of the 6th series of debentures which, as a consequence, had their costs fully written off in the result. On December 31, 2019, the amount recorded in current and non-current liabilities was R$289.4 million and R$289.3 million, respectively (On December 31, 2018, the amount recorded in current and non-current liabilities was R$289.0 million and R$578.0 million, respectively).

23

Senior Bonus

On March 22, 2007, the Company, through its subsidiary GOL Finance (formerly known as GOL LuxCo S.A.), issued the senior bonus I in the amount of US$225 million with a fiduciary guarantee from the Company and subsidiary GLA. The senior bonus matures in 2017, with interest of 7.60% p.a. The funds raised are used to finance pre-payments for aircraft acquisition in addition to own resources and bank financing obtained with the guarantee of U.S Ex-Im Bank. In September 2013, Finance repurchased part of the securities held by subsidiary GLA in the amount of US$15 million, with a consequent reduction in debt to US$210 million. On December 31, 2016, the amount recorded in current liabilities was R$182,418. On April 3, 2017, the company amortized US$55.9 million (R$177.2 million) of the balance of the Senior Notes at a rate of 7.5% and maturing in 2017 using available cash.

During the year ended December 31, 2016, the Company made private swaps of Senior Notes maturing in 2017, 2020, 2022, 2023 and Perpetual bonus with the purpose of restructuring its debt. Consequently, new debts were issued through the subsidiary Gol Finance (formerly called GOL LuxCo S.A.), with discounts foreseen in the offer, generating for the Company a reduction in its indebtedness.

On July 13, 2010, the Company, through its subsidiary Finance, raised funds through the issuance of senior bonds II established in U.S. dollars in the amount of US$300 million on the funding date, maturing in 2020, interest of 9.25% p.a. and a fiduciary guarantee of the Company and subsidiary GLA. The issuance costs were R$12.6 million on the funding date. The funds raised were used to pay debts. Senior bonuses may be redeemed at face value after five years from the date of issue. On December 31, 2017, the amount recorded in non-current liabilities was R$314.6 million, and On December 31, 2016 R$368.0 million. As part of the debt restructuring process, the Company used funds raised through the issue of the Senior Bonus VIII on December 11, 2017 by the subsidiary Gol Finance Inc. in the amount of US$500 million and the additional issue of US$150 million on February 2, 2018 to redeem all the Senior Bonuses. During the year ended December 31, 2018, the balance recorded under non-current liabilities was fully amortized.

On February 7, 2013, the Company, through its subsidiary GLA, issued senior bonds in the amount of R$392.7 million (US$200 million) with the Company's fiduciary guarantee. The senior bond matures in 2023 at a nominal interest rate of 10.75% p.a.. The funds were raised in order to finance the prepayments of debts that will mature in the next 3 years. The issue costs represent R$10.8 million, which deducted the total amount raised of R$403.6 million. Senior bonuses may be redeemed at face value after the expiration of 5 years from the date of issue. On December 31, 2017, the amount recorded in non-current liabilities was R$69.1 million, On December 31, 2016 recorded R$68.1 million. As part of the debt restructuring process, the Company used funds raised through the issue of the Senior Bonus VIII on December 11, 2017 by the subsidiary Gol Finance Inc. in the amount of US$500 million and the additional issue of US$150 million on February 2, 2018 to redeem all the Senior Bonuses. During the year ended December 31, 2018, the amount recorded under non-current liabilities was fully amortized.

24

On July 7, 2016, the Company through its subsidiary Gol Finance (formerly known as GOL LuxCo S.A.) issued senior V bonds in the amount of R$47.4 million (US$14.5 million on the funding date) with a fiduciary guarantee from the Company. The senior bonds mature in Dec/2018, with interest payments of 8.50% p.a. and 1% p.a. to be incorporated in the principal amount (PIK). The amount of R$42.2 million corresponds to the funds raised, net of the costs of R$5.2 million. Senior bonuses may be redeemed at face value after 2 years from the date of issue. On December 31, 2017, the amount recorded in current liabilities was R$23.3 million. On December 31, 2016, the amount recorded in non-current liabilities was R$43.0 million. As part of the debt restructuring process, the Company used funds raised through the issue of the Senior Bonus VIII on December 11, 2017 by the subsidiary Gol Finance Inc. in the amount of US$500 million and the additional issue of US$150 million on February 2, 2018 to redeem all the Senior Bonuses. During the year ended December 31, 2018, the amount recorded under current liabilities was fully amortized.

On July 7, 2016, the Company through its subsidiary Gol Finance (formerly known as GOL LuxCo S.A.) issued senior bonds VI in the amount of R$134.6 million (US$41.4 million on the funding date) with a fiduciary guarantee from the Company. The senior bonds mature in Jul/2021, with interest payments of 8.50% p.a. and 1% p.a. to be incorporated in the principal amount (PIK). The amount of R$119.9 million corresponds to the funds raised, net of the costs of R$14.7 million. Senior bonuses may be redeemed at face value after 5 years from the date of issue. On December 31, 2017, the amount recorded in non-current liabilities was R$127.2 million. On December 31, 2016, the amount recorded in non-current liabilities was R$120.6 million. As part of the debt restructuring process, the Company used funds raised through the issue of the Senior Bonus VIII on December 11, 2017 by the subsidiary Gol Finance Inc. in the amount of US$500 million and the additional issue of US$150 million on February 2, 2018 to redeem all the Senior Bonuses. During the year ended December 31, 2018, the amount recorded under non-current liabilities was fully amortized.

On July 7, 2016, the Company through its subsidiary Gol Finance (formerly known as GOL LuxCo S.A.) issued senior bonds VII in the amount of R$58.7 million (US$18.1 million on the funding date) with a fiduciary guarantee from the Company. The senior bonds mature in Dec/2028, with half-yearly interest payments of 8.50% p.a. and 1% p.a. to be incorporated in the principal amount (PIK). The amount of R$52.3 million corresponds to the funds raised, net of the costs of R$6.4 million. Senior bonuses may be redeemed at face value after 12 years from the date of issue. On December 31, 2017, the amount recorded in non-current liabilities was R$54.8 million. On December 31, 2016, the amount recorded in non-current liabilities was R$52.7 million. As part of the debt restructuring process, the Company used funds raised through the issue of the Senior Bonus VIII on December 11, 2017 by the subsidiary Gol Finance Inc. in the amount of US$500 million and the additional issue of US$150 million on February 2, 2018 to redeem all the Senior Bonuses. During the year ended December 31, 2018, the amount recorded under non-current liabilities was fully amortized.

25

The funds raised from the issuance of senior bonds V, VI and VII were used primarily for partial repurchase of debt securities issued abroad maturing in 2017, 2020, 2022, 2023 and perpetual bonus.

On September 24, 2014, the Company, through its subsidiary Gol Finance (formerly known as GOL LuxCo S.A.), issued senior bonus in the amount of R$796.6 million (US$325.0 million on the funding date) with a fiduciary guarantee from the Company. The senior bonds mature in 2022, with semi-annual interest payments of 8.875% p.a.. The funds raised were used primarily for partial repurchase of debt securities issued abroad maturing in 2017, 2020 and 2023. The amount of R$776.7 million corresponds to the funds raised, net of the costs of R$19.9 million. Such costs correspond to expenses with preparation of prospectuses and reports of R$9.6 million and fees of R$10.3 million. Senior bonuses may be redeemed at face value after 4 years from the date of issue. On December 31, 2019, the amount recorded in non-current liabilities was R$313.3 million. On December 31, 2018, the amount recorded in non-current liabilities was R$352.2 million. On December 31, 2017, the amount recorded in non-current liabilities was R$299.5 million. On December 31, 2016, the amount recorded in non-current liabilities was R$889.6 million.

On December 11, 2017, the Company, through its subsidiary Gol Finance (formerly called GOL LuxCo S.A.), issued a series of senior bonus maturing in 2025, in the amount of R$1,642,000 (US$500,000 on the funding date), with issuance costs of R$45,172 (US$17,283 on the funding date). On February 2, 2018, the Company, through its subsidiary Gol Finance, issued an additional Senior Bonus VIII maturing in 2025 in the amount of R$486,735 (US$150 million on the funding date), with issuance costs of R$8,578 (US$2,873 on the funding date). The Senior Bonuses are guaranteed by the Company's guarantee with payment of interest of 7.00% p.a. The funds raised are intended to be used to repurchase other Bonuses and for corporate purposes in general. On December 31, 2019, the amount recorded in non-current liabilities was R$2,548.3 million. On December 31, 2018, the amount recorded in non-current liabilities was R$2,439.5 million. On December 31, 2017, the amount recorded in non-current liabilities was R$1,597.7 million.

On March 26, 2019, April 17, 2019 and July 17, 2019, the Company through GOL Finance, issued ESN maturing in 2024, bearing nominal interest of 3.75% p.a., payable semi-annually. Such operation was guaranteed by the Company and subsidiary GLA. Holders of the securities will have the right to exchange them for ADSs where each represents two preferred shares of the Company. The initial bond swap fee is 49,3827 ADSs per $1,000 of the principal value of the securities, which is equivalent to an initial exchange price of approximately $20.25 per ADS and represents an exchange premium of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous ADS offering described below, which was $15 per ADS. The exchange rate of securities is subject to adjustment at the time of certain events. The settlement of the securities may be made in cash, ADSs or through a combination of both.

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In December 2020, the Company raised a Senior Secured Notes due in June 2026 and guaranteed by fiduciary disposals of certain assets: (i) substantially all of the Company's intellectual property, including patents, trademarks, brand names and domains; and (ii) GLA aircraft spare parts.

The funds raised in connection with this operation during the year ended December 31, 2020, are shown below:

Date of Operation	Principal		Costs		Interest Rate (p.a.)	Maturity Date
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
12/23/2020	200.000	1.039.340	16.750	86.831	8.00%	06/30/2026

In addition, the issuer carried out private derivative transactions ("Capped call") with some of the securities' subscribers and/or other financial institutions ("counterparties"), with which it is expected, in general, to reduce the potential dilution of preferred shares and GOL's ADSs upon the exchange of any securities and/or offsetting any cash payments required from the issuer that exceed the principal amount of the exchanged securities, as the case may be, provided that such reduction or offsetting will be subject to a limit based on the maximum price. The maximum price for private capped call operations will be approximately US$27.75 per ADS (representing a premium of approximately 85% above the initial public offering price of the ADSs sold in the simultaneous offering of ADSs).

The Company will use the funds obtained from the issue of the securities to pay the costs of transactions linked to the issue, including costs with derivative operations and for the financing of its operations.

Perpetual Bonus

On April 5, 2006, the Company, through its subsidiary Gol Finance, raised funds by issuing perpetual bonus expressed in U.S. dollars in the nominal amount of US$200 million with a fiduciary guarantee from the Company and subsidiary GLA. Perpetual bonus do not have a fixed maturity, and can be redeemed at face value after five years from the issue date, with interest of 8.75% p.a. The funds raised are for financing the acquisition of aircraft and bank financing with the guarantee of the U.S. Ex-Im Bank. On December 31, 2019, the amount recorded in non-current liabilities was R$533.9 million, On December 31, 2018, the amount recorded in the parent company's non-current liabilities was R$513.3 million, and On December 31, 2017, the amount recorded was R$438.2 million.

Issuance of credit with fiduciary guarantee (Term Loan):

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On August 31, 2015, the Company, through its subsidiary Gol Finance, issued a debt in the amount of R$1,191,870 (US$300,000 on the funding date) with issuance costs of R$48,700 (US$12,258 on the funding date) through Morgan Stanley Bank, with a 5-year maturity and a contractual interest rate of 6.5% p.a. The Company relied on the additional fiduciary guarantee ("Backstop Guarantee") granted by Delta. In contrast, apart from the instrument, the Company granted Delta the pledge of common shares issued by Smiles and owned by the Company as a guarantee. The guarantee is evaluated by comparing the market value of Smiles shares with the updated debt and, if the debt exceeds the market value, the Company is obliged to make a deposit as guarantee. During the years ended December 31, 2017, 2018 and 2019, the Company did not exceed the contractual limits that determine the obligation to make such deposit and, therefore, the balance was fully redeemed.

(ii) other long-term relationships with financial institutions

As of December 31, 2020, we did not have any other long-term operations with financial institutions other than those mentioned in the previous item.

(iii)       level of subordination between debts

In any universal bidding by creditors, the subordination between the obligations recorded in the liabilities payable will take place in accordance with Law 11.101 of 2005:

☐	Social and labor obligations;
☐	Taxes to be collected;
☐	Lease (collateral);
☐	Loans and financing;
☐	Unsecured credits;
☐	Subordinated credits;
☐	Dividends and interest on equity.

In our lease agreements, the lessor has priority over other creditors in the recovery of the aircraft under the terms of the applicable agreement.

There is no degree of subordination between the company's debts.

(iv)       any restrictions imposed on the issuer, in particular, in relation to limits on indebtedness and the contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions

The Company has covenants in Term Loan and in Debentures VII. At the Term Loan, the Company is obligated to make deposits as a result of reaching contractual limits on its dollar-linked debt.

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As of December 31, 2020, the Company has no guarantee deposits linked to Term Loan's contractual limits. In Debentures VII, the following were measured: (i) net debt / earnings before interest, taxes, depreciation, amortization and lease expenses (“EBITDAR”), and (ii) debt coverage ratio (“ICSD”) and are within the standards required by the contract. The obligation to measure such indicators according to the deed of issue is semiannual.

(v) leases payable

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		Consolidated
		2019											2020
	Weighted average rate (p.a.)	Circulating	Non circulating	Total	Additions	Write-off	Contractual amendment	Payments	Payment (Escrow Deposit)	Interest incurred	Payment of interest	Exchange variation	Circulating	Non circulating	Total
In R$:
Leases without an option to purchase	12,92%	21.781	23.026	44.807	5.189
Total		21.781	23.026	44.807	5.189

In dollars:
Leases with call options	3,75%	128.936	419.894	548.830	-
Leases without an option to purchase	8,55%	1.253.995	4.205.148	5.459.143	449.059
1.382.9314.625.042Total		1.382.931	4.625.042	6.007.973	449.059	(704.164)	220.849	(1.043.648)	(44.736)	802.794	(4.530)	1.833.257	1.268.226	6.252.199	7.520.425

Total leases		1.404.712	4.648.068	6.052.780	454.248	(704.164)	221.248	(1.058.692)	(44.736)	814.958	(4.530)	1.833.257	1.300.756	6.267.181	7.567.940

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		Consolidated
		2018													2019
	Weighted average rate (p.a.)	Circulating	Non circulating	Total	Adoption of IFRS 16 (1)	Additions	Write-off	Contractual amendment	Payments	Payment (Escrow Deposit)	Payment (Maintenance reserve)	Interest incurred	Payment of interest	Exchange variation	Circulating	Non circulating	Total
In R$:
Leases without an option to purchase	12,92%	-	-	-	49.975	2.925	-	-	(18.085)	-	-	9.992	-	-	21.781	23.026	44.807
Total		-	-	-	49.975	2.925	-	-	(18.085)	-	-	9.992	-	-	21.781	23.026	44.807
In dollars:
Leases with call options	3,75%	120.118	520.542	640.660	-	-	137	-	(113.362)	-	-	22.931	(23.304)	21.768	128.936	419.894	548.830
Leases without an option to purchase	8,55%	-	-	-	5.540.621	954.101	(7.676)	(275.921)	(1.437.957)	(476)	(6.498)	469.621	-	223.328	1.253.995	4.205.148	5.459.143
Other Leases	-	135.799	135.686	271.485	(219.728)	-	-	-	(48.273)	-	-	-	-	(3.484)	-	-	-
Total		255.917	656.228	912.145	5.320.893	954.101	(7.539)	(275.921)	(1.599.592)	(476)	(6.498)	492.552	(23.304)	241.612	1.382.931	4.625.042	6.007.973

Total leases		255.917	656.228	912.145	5.370.868	957.026	(7.539)	(275.921)	(1.617.677)	(476)	(6.498)	502.544	(23.304)	241.612	1.404.712	4.648.068	6.052.780

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		12/31/2017									12/31/2018
	Weighted average rate (p.a.)	Circulating	Non Circulating	Total	Download	Contractual amendment	Cash Payment	Interest Provision	Interest Payment	Currency Variation	Circulating	Non Circulating	Total
In dollars:
Financial leases	3,75%	288.194	1.187.957	1.476.151	(571.198)	(234.083)	(248.950)	52.363	(52.679)	219.057	120.118	520.543	640.661
Total leases		288.194	1.187.957	1.476.151	(571.198)	(234.083)	(248.950)	52.363	(52.679)	219.057	120.118	520.543	640.661

		12/31/2017									12/31/2018
	Weighted average rate (p.a.)	Circulating	Non Circulating	Total	Download	Contractual amendment	Cash Payment	Interest Provision	Interest Payment	Currency Variation	Circulating	Non Circulating	Total
In dollars:
Financial leases	3,75%	266.894	1.451.119	1.718.013	-	18.365	(272.791)	55.135	(58.115)	15.544	288.194	1.187.957	1.476.151
Total leases		266.894	1.451.119	1.718.013	-	18.365	(272.791)	55.135	(58.115)	15.544	288.194	1.187.957	1.476.151

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g.       limits on the use of funding already hired

The company has the possibility of contracting credit lines with financial institutions and banks for financing working capital and for investment in our business.

h.       significant changes in each item of the financial statements

The financial information presented has been extracted from our consolidated financial statements and respective notes to the financial statements, prepared for the fiscal years ended December 31, 2020, 2019 and 2018 prepared in accordance with the accounting practices adopted in Brazil and IFRS that adequately reflect the results of our operations and our financial and equity status in the respective periods.

The information included in this item 10 regarding our sector of activity, financial indicators of the sector, as well as estimates regarding market shares, were obtained through internal surveys, public information and publications on the sector. Information from reports prepared by official public sources, such as the Central Bank of Brazil (BACEN), the Brazilian Institute of Geography and Statistics (IBGE), the Brazilian Airport Infrastructure Company (INFRAERO), among others, was included. The information in these publications is extracted from sources believed to be reliable, but we cannot guarantee the accuracy and integrity of this information. These internal surveys and estimates have not been independently verified.

Brazilian Economic Scenario

The year 2019 was a year of low growth in the Brazilian economy. According to the Brazilian Institute of Geography and Statistics (IBGE), GDP - Gross Domestic Product grew 1.13% in the year, the lowest since 2016. This performance is the result of increased investments, increased consumption, and Service and Agricultural activities.

The Brazilian economic scenario directly affects our financial position and results of operations. Sudden changes in the economy and policy that may occur in the future and Brazilian government interventions in the economy have required and will continue to require an ongoing assessment of the risks associated with our activities, as well as the corresponding adjustment of our business strategy. In particular, the availability of family income and the increase in employment levels are factors that contribute to the effective growth of our business. In addition, our production costs are affected by inflation and exchange rate variations that affect the cost of imported components we use in our products

Our operating results are affected by exchange rate variations. The vast majority of our revenues are expressed in BRL (a small portion of our revenues from international flights expressed in other currencies); however, a significant portion of our operating expenses are due in U.S. dollars or tied to the U.S. dollar, such as payments due under our aircraft operating lease agreements, reserves and deposits related to maintenance and fuel costs and aircraft maintenance. Based on statistical analysis of our nineteen years of operation, we believe that our revenues are highly correlated with the Real/US Dollar exchange rate and with fuel prices, as fluctuations in the BRL and increases in fuel prices are generally incorporated into the fare structures of Brazilian airlines.

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Economic Indicators	2020	2019	2018
GDP growth		1,10%	1,15%
Inflation (IGP-M)(1)		7,32%	7,55%
Inflation (IPCA)(2)		4,31%	3,75%
CDI rate(3)		4,40%	6,40%
LIBOR rate(4)		1,91%	2,81%
Average depreciation of the Real vs. US Dollar		4,02%	17,1%
Exchange rate at end of period	R$ 5,1967	R$4,0307	R$3,8748
Average exchange rate(5)	R$ 5,1578	R$3,9451	R$3,8084
WTI (West Texas intermediate) price end of period (per barrel)		US$61.06	US$44.61
Increase (decrease) in WTI final price per barrel		34,46%	-26,1%
Average WTI price for the period (per barrel)	US$ 39,13	US$57.03	US$64.90
Increase (decrease) in the average WTI price per barrel	31,4%	-12,1%	27,6%

Sources: Banco Central do Brasil, FGV, IBGE and Bloomberg.

(1) The inflation expressed by IGP-M is the general market price index measured by Fundação Getúlio Vargas;

(2) The inflation expressed by the IPCA is the national broad consumer price index measured by the Brazilian Institute of Geography and Statistics (IBGE);

(3) The CDI is the interbank deposit certificate (annualized and accumulated over the ended periods);

(4) Three-month LIBOR expressed in US dollars at period-end exchange rate;

(5) Represents the average of the exchange rates at the end of each month.

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The following table presents our main financial and operating indicators for 2020, 2019 and 2018.

Operational Information	2020	2019	2018
Passenger-Kilometer Carried (RPK) (in thousands)	20.127	41.863	38.424
Seat-Kilometer Offered - ASK (in thousands)	25.142	51.065	48.058
Occupancy Rate (%)	80,1%	82,0%	80,0%
Net Yield per Passenger/km (in cents)	28,74	31,24	27,67
Aircraft use (block hour a day)	9,6	12,3	11,8
Operating Revenue per Seat-kilometer Offered, Net (in cents)	25,34	27,15	23,75
Operational Cost per Available Seat-kilometer (in cents)	21,07	22,97	20,83
Net Operating Revenue (in millions)	6.371,8	13.864,7	11.411,4
Cost and Operating Expense (in millions)	(7.323,2)	(11.732,0)	(10.011,8)
Operating Margin (%)	-14,9%	15,4%	12,3%
Net Profit (Loss) (in millions)	(5.988,1)	(117,3)	(1.085,4)
Net Margin (%)	-94,0%	-0,8%	-9,5%
EBITDAR (*) (in millions)	918,7	3.860,7	3.181,3
EBITDAR margin (* )(%)	14,4%	27,8%	27,9%

(*) In the year ended December 31, 2019, the Company adopted accounting standard CPC 06 (R2) - "Mercantile Lease Operations", and did not recognize lease expenses as from January 1, 2019. Thus, EBITDAR for 2019 corresponds to the same value as EBITDA.

The table below shows the composition of our data and operating expenses based on the seat-kilometers offered in 2020, 2019 and 2018.

Cost per ASK (R$/cents)	2020	2019	2018
Personnel	(6,38)	(4,62)	(3,96)
Fuels and lubricants	(8,06)	(7,93)	(8,05)
Aircraft Leases	-	-	(2,32)
Commercials and advertising	(1,29)	(1,31)	(1,21)
Landing and take-off fees	(1,63)	(1,49)	(1,55)
Passenger Spending	(1,55)	(1,13)	(0,99)
Provision of services	(2,88)	(1,39)	(1,28)
Maintenance and repair	(1,34)	(1,11)	(1,19)
Depreciation and amortization	(4,40)	(3,38)	(1,39)
Other	(1,61)	(0,61)	1,09
Cost per ASK (CASK)	(29,13)	(22,97)	(20,83)
Cost per ASK excluding fuels (CASK ex-comb.)	(17,36)	(15,05)	(12,78)

Comparison of operating and financial results for the fiscal years ended December 31, 2020, 2019 and 2018:

Our operating loss in 2020 was R$951.8 million, compared to an operating profit of R$2,132.7 million in 2019 and an operating profit of R$1.400.0 million in 2018. Our operating margin in 2020 was 14.9%, a decrease compared to the margin of 15.4% in 2019 and an increase compared to the margin of 12.3% in 2018. In 2019 we recorded a net loss of R$179.3 million, compared to a net profit of R$779.7 million in 2018 and a net profit of R$377.8 million in 2017.

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Net Operating Revenues

Net operating revenues for 2020 decreased by 46.0% to R$6,371.8 million. In 2019 it was R$13,864.7 million, an increase of 21.5% compared to 2018.

In 2020, our operating revenue per seat-kilometer offered ("RASK") showed an decrease of 6.7%, from R$27.15 cents in 2019 to R$25.34 cents in 2020. In 2019, RASK showed an increase of 14.3%, going from R$23.75 in 2018 to R$27.15 in 2019.

Passenger Operating Revenues

The passenger operating revenue decreased 55.7% in 2020, recording R$5,958.8 million. In 2019, it has increased 23.0%, recording R$13,077.7 million compared to 2018 which was R$10,633.5 million.

Our revenue per passenger per seat-kilometer offered ("PRASK") totaled R$23.00 cents, a decrease of 10.2% compared to R$25.61 cents in 2019.

Operating Costs and Expenses

In 2020, operating costs and expenses totaled R$7,323.2 million, an decrease of 37.6% compared to the previous year, mainly: (i) a 32% decrease in personnel expenses; (ii) a 37% decrease in depreciation and amortization expenses; (iii) a 7.9% appreciation of the average exchange rate of the U.S. dollar against the Brazilian real; and (iv) the result of the sale of 25 aircraft in 2018, compared to the sale of 1 aircraft in 2019.

In 2018, operating costs and expenses totaled R$10,011.8 million, an increase of 7.2% compared to the previous year, mainly: (i) increase in the price of kerosene in Brazil by 35.2% (ii) appreciation of the average exchange rate of the U.S. dollar against the Real of 14.5% (iii) partially offset by the operating income from the sale of aircraft.

In 2017, operating costs and expenses totaled R$9,340.2 million, an increase of 1.9% compared to the previous year, mainly: (i) an increase of 8.1% in the price/liter of fuel (ii) an increase in the purchase of products and tickets from partner companies to be redeemed under the Smiles program (iii) due to the non-recurring cost of disposal of fixed assets in 2016.

Personnel wages and benefits in 2020 totaled R$ 1,604.4 million, a 32.0% reduction compared to the previous year, mainly due to the Company's adherence to Law 14,020/20, which made it possible to decrease salaries in the same proportion to workday, as well as temporary suspension of employment contracts.

Salaries and benefits with personnel in 2019 registered R$2,361.3 million, an increase of 24.0% compared to the previous year due to the re-taxation of payroll from 0% to 20%, the higher cost resulting from the salary adjustment and 819 new hires for the expansion of operations, routes and bases.

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Salaries and benefits with personnel in 2018 registered R$1,903.9 million, an increase of 11.5% compared to the previous year due to the higher cost resulting from the salary readjustment, in addition to new hires to make international expansion feasible.

Costs with fuels and lubricants in 2020 totaled R$ 2,025.7 million, a 50% decrease mainly due to the drop in fuel consumption and an 8.6% reduction in the average price per liter, which was R$2.79 in 2019 to R$2.55 in 2020.

Fuel and lubricant costs in 2019 were R$4,047.3 million, a 4.6% increase mainly due to the 5.1% increase in liters consumed during the year and to the appreciation of the average US dollar against the BRL by 4.0%, partially offset by the 4.1% drop in the price of fuel per liter.

Fuel and lubricant costs in 2018 were R$3,867.7 million, an increase of 33.9%, mainly due to the higher average price per liter of fuel at 35.2% and to the appreciation of the average U.S. dollar against the Real of 14.5%.

In 2019, the Company adopted accounting standard CPC 06 (R2) - "Lease Operations", and, as of January 1, 2019, did not record operating lease expenses.

Aircraft lease expenses amounted to R$1,112.8 million in 2018, an increase of 18.4% compared to 2017, mainly due to the increase in aircraft lease agreements during 2018, and partially impacted by the depreciation of the Real.

In 2017, it registered R$939.7 million, a reduction of 5.7% compared to 2016, mainly due to the reduction in aircraft lease contracts in 2017, and partially impacted positively by the appreciation of the Real.

Commercial and advertising expenses in 2020 were R$324.2 million in the year, a decrease of 51.6%, mainly due to the Company's continuous efforts to readjust its cost structure to more efficient levels when compared to the pre-pandemic period.

Commercial and advertising expenses for 2019 were R$670.4 million for the year, an increase of 15.2%, mainly due to the increase in expenses with commissions on sales as a result of the increase in net revenues.

Commercial and advertising expenses in 2018 were R$582.0 million for the year or a reduction of 1.5%, due to lower sales incentives and advertising expenses.

Expenses with landing and takeoff fees in 2020 were R$ 411.1 million, 45.9% lower than in 2019, basically due to the readjustment of the Company's airline network due to reduced demand.

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Expenses with landing and take-off fees in 2019 were R$759.8 million, 2.2% higher than in 2018, due to increases by concessionaires in landing fees, navigation aid and airport stays.

In 2018 there were R$743.4 million, 11.9% more than in 2017, due to increases in landing charges, navigation aid and airport stays.

In 2017 it was R$664.2 million, 3.4% less than in 2016, mainly due to the rationalization of the air network and the 4.2% reduction in the volume of take-offs, partially offset by the increase in airport charges.

Expenses with passenger expenses registered R$ 390.0 million in 2020, a 32.6% decrease compared to 2019, mainly due to the reduction of the operation through the readjustment of the Company's aerial network.

Expenditures with passenger expenses registered R$578.7 million in 2019, an increase of 22.1% as compared to 2018, mainly due to reimbursement of tickets, accommodation and hotel stays from flight cancellations and increased expenses with handling and ramp services.

In 2018 it was R$474.1 million with an increase of 8.5% as compared to 2017, mainly due to reimbursement of tickets, accommodations and hotel stays resulting from flight cancellations.

Expenses with services rendered registered R$ 723.2 million in 2020, an increase of 2.2% compared to 2019, mainly due to investments in technology, local and international, partially offset by a reduction in advisory and consultancy services.

Expenses with services were R$707.4 million in 2019, an increase of 15.3% compared to 2018, mainly due to a reduction in the purchase of products and tickets from partner companies to be redeemed in our Smiles loyalty program.

In 2018, R$613.8 million registered, down 2.3% as compared to 2017, mainly due to a reduction in the purchase of products and tickets from partner companies to be redeemed in our Smiles loyalty program.

Maintenance, material and repair expenses recorded in 2020 at R$335.9 million, a 41.0% decrease compared to 2019, due to aircraft return provisions in 2020 and maintenance provision reversals in 2019 that did not take place in 2020.

Expenses with maintenance, materials and repairs in 2019 were R$569.2 million, a decrease of 0.2% compared to 2018, due to the lower volume of aircraft returned in 2019.

In 2018, expenses were R$570.3 million, an increase of 54.7% compared to 2017, due to the increase of the average dollar in the period, the increase in the capitalization of the costs of maintenance of APUs and landing gear, and higher costs with checks for returning aircraft in line with the execution of the fleet renewal plan.

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Depreciation and amortization expenses registered R$1,079.1 million in 2020, or a 37.5% decrease in the annual comparison, basically due to an increase in the average term of the lease contracts and to 10 aircraft in the fleet.

Depreciation and amortization expenses amounted to R$1,728.0 million in 2019, or an increase of 40.0% in the annual comparison due to the inclusion of 16 additional aircraft in the operational fleet and a reduction in the depreciation period of capitalized engine maintenance.

In 2018 they recorded R$668.5 million, or an increase of 32.3% in the annual comparison, due to the increased maintenance of capitalized engines.

In 2020, 11 Sale-leaseback aircraft were sold in the amount of R$ 551.9 million.

In 2019 there was the transaction of 1 Sale-leaseback aircraft in the amount of R$7.9 million.

Sale-leaseback transactions recorded a R$914.2 million gain in 2018, mainly due to the operating income from the sale of 737 aircraft in 4Q18. For 2017, a cost of R$7.1 million was recorded and for 2016, a profit of R$233.5 million.

Other operating expenses (consisting mainly of accommodation, travel and crew accommodation expenses, equipment lease and general and administrative expenses) recorded R$116.0 million in expenses in 2020, 63.5% lower compared to 2018. Other operating expenses (composed mainly of daily expenses, travel expenses and crew accommodation, equipment rental and general and administrative expenses) registered R$317.8 million expenses in 2019, 18.4% lower compared to 2018.

Other operating expenses in 2018 amounted to R$389.5 million, 35.4% less than in 2017.

Financial result

In 2020, the net financial result registered a negative R$4,865.4 million, compared to a negative R$1,743.8 million in 2019. In 2020, GOL recorded losses with exchange rate variations of R$3,056.2 million, while in 2019 losses were recorded with exchange variations of R$385.1 million.

In 2019, the net financial result registered R$1,743.8 million negative, compared to R$1,882.6 million negative in 2018. In 2019, GOL accounted for exchange losses of R$385.1 million, while in 2018 exchange losses of R$1,081.2 million were accounted for.

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In 2018, the net financial result registered R$1,882.6 million negative, compared to R$918.8 million negative in 2017. In 2018, GOL recorded exchange losses of R$1,081.2 million, while in 2017 it recorded exchange losses of R$81.7 million.

Income Taxation

Income tax expense in 2020 was R$78.0 million, representing a variation of R$131.6 million compared to that recorded in 2019. The result is mainly due to the recognition of tax losses and social contribution on temporary differences in 2019.

The income tax expense in 2019 was R$209.6 million, representing a variation of R$87.5 million compared to 2018. The result is mainly due to tax credits and a non-recurring deferred income tax liability in 2018 on Smiles.

The income tax expense in 2018 was R$297.1 million, representing a variation of R$604.3 million compared to that recorded in 2017. The result is mainly due to the recognition of R$547.1 million of deferred income tax in 2017.

10.2 COMMENTS FROM MANAGERS ON:

a.       Results of the Company's Operations in 2020, 2019 and 2018

i.       description of any important components of the revenue

Our total net revenue is derived from passenger transportation revenue, our On Board Sale, rebook fees, refunds and ticket cancellations, as well as revenue from "GOL+ Conforto" in the domestic market and "GOL+ Conforto" seat sales on international flights, and auxiliary revenue which includes revenue from cargo, from our Smiles mileage program (former-GOL).

ii.       factors that materially affected the operating results

Our operating results in 2020 were affected by the following key factors:

Decrease in operating revenue: GOL has total net revenue in the year of R$6,371.8 million, 46.0% lower than 2019. This negative variation reflects the significant reduction in demand from the airline industry, due to the adoption of the behavior of social distancing by Clients and the closing of borders as a way of containing worldwide contamination by COVID-19.

Structural decrease in our operating cost, which totaled R$7,323.2 million, a reduction of 37.6% in relation to the previous year, mainly due to the Company's continuous efforts to readjust its cost structure to more efficient levels when compared to the pre-pandemic period.

Our operating results in 2018 were affected by the following key factors:

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Increase in operating revenue: GOL presents a total net revenue of R$11,411.4 million in the year, 10.5% higher than in 2018. This positive variation reflects the Company's operating efficiency.

Structural increase in our operating cost which totaled R$10,011.8 million, an increase of 7.2% as compared to the previous year, mainly: (i) increase in the price of kerosene in Brazil by 35.2% (ii) appreciation of the average quotation of the U.S. dollar against the BRL of 14.5% (iii) partially offset by the operating result with the sale of aircraft.

Our operating results in 2017 were affected by the following key factors:

Increase in operating revenue: GOL presents a total net revenue of R$10,329.0 million for the year, 4.7% higher than 2016. This positive variation reflects the Company's operating efficiency.

Structural increase in our operating cost which totaled R$9,340.2 million, an increase of 1.9% as compared to the previous year, mainly: (i) increase in the price of kerosene in Brazil by 8.1% (ii) increase in the purchase of products and tickets from partner companies to be redeemed under the Smiles program (iii) due to the non-recurring cost with write-off of fixed assets occurred in 2016.

b.       Changes in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Change in Net Revenue in 2020

Net revenue decreased by 54.0% compared to 2019. This reduction is due to the reduction in demand from the airline industry, due to the adoption of social distancing behavior by Customers and the closing of borders as a way of containing contamination worldwide by COVID-19.

Change in Net Revenue in 2019

Net revenues grew 21.5% in 2019 compared to 2018. The increase in net revenue comes from increased passenger transport activity. In addition, our PRASK totaled R$25.61 cents, representing a growth of 15.7% compared to R$22.13 cents in 2018. Also, net RASK grew to R$27.15 cents in 2018, an increase of 14.3% compared to the same period in 2018. In 2019, 86.3% of our net income was expressed in BRL.

Change in Net Revenue in 2018

Net revenues grew 10.5% in 2018 compared to 2017. The increase in net revenue comes from increased passenger transportation activity. In addition, our PRASK totaled R$22.13 cents, representing a growth of 8.0% compared to R$20.48 cents in 2017. Also, RASK grew to R$23.75 cents in 2018, an increase of 7.3% compared to the same period in 2017. In 2018, 85.3% of our net income was expressed in BRL

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.

c.       Impact of inflation, price variation of major inputs and outputs, foreign exchange and interest rates on the Company's operating and financial results.

Fuel price: The price of aviation kerosene varies, both in the short and long term, in line with variations in the price of crude oil and its derivatives, in addition to the exchange rate variation, bearing in mind that such disbursements are priced in American currency.

As of December 31, 2020, fuel costs in the year represented 27.9% of costs, with an average price per liter of aviation kerosene (QAV) reaching R$2.55, down 8.6% compared to the previous year. last year. During this period, fuel costs decreased by R$2,021.6 million, compared to 2018.

On December 31, 2019, fuel expenses for the year represented 34.5% of costs, with an average price per liter of aviation kerosene (QAV) reaching R$2.79, down 4.1% compared to the previous year. In this period, the cost with fuel presented an increase of R$179.7 million, compared to 2018.

On December 31, 2018, fuel expenses for the year represented 38.6% of costs, with an average price per liter of aviation kerosene (QAV) reaching R$2.91, an increase of 35.2% compared to the previous year. In this period, the cost with fuel presented an increase of R$979.9 million, compared to 2017. The change in fuel costs occurred due to the higher average price per liter of fuel in the annual comparison and the appreciation of the average U.S. dollar against the Brazilian real of 14.5%.

Fees: We are allowed to set our own domestic fees without prior government approval and offer discounts on their prices or follow other promotional activities. In 2020, the yield, the main tariff indicator used by the sector, which represents the average amount paid to fly one kilometer, showed a reduction of 8% compared to 2019. In 2019, the yield, the main tariff indicator used by the sector, which represents the average value paid to fly one kilometer, showed an increase of 12.9% compared to 2018. In 2018, the yield, showed an increase of 7.7% compared to 2017.

Exchange rate: The exchange rate risk arises from the possibility of unfavourable variation in the foreign currencies to which the liability or our cash flow is exposed. The exposure of our equity items to foreign currency risk arises mainly from foreign currency leases and financing.

In 2018, about 55.8% of our operating costs (fuel, aircraft lease, aircraft maintenance and overhaul and aircraft insurance) and about 87.8% of our indebtedness was expressed in foreign currency subject to foreign exchange variation. The operating result suffered a negative impact in terms of exchange rate variation due to the appreciation of the US dollar against the Real of 17.1%. The net financial result registered R$1.882.6 million negative, compared to R$918.8 million negative in 2017. In 2017, GOL recorded exchange rate losses of R$81.7 million, just as in 2018 exchange rate losses of R$1,081.2 million have been recorded.

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In 2017, around 43.8% of our operating costs (fuel, aircraft lease, aircraft maintenance and overhaul and aircraft insurance) and around 85.4% of our indebtedness was expressed in foreign currency subject to foreign exchange variation. The operating result suffered a positive impact in terms of exchange rate variation due to the appreciation of the Real against the average dollar in the period by 8.5%. The net financial result registered R$918.8 million negative, compared to R$664.9 million positive in 2016. In 2016, GOL recorded exchange gains of R$1.4 billion, while in 2017 it recorded exchange losses of R$ 81.7 million.

Our revenues are predominantly generated in BRL, except a small portion in Dollars, Argentine Pesos, Bolivian Pesos from Bolivia, Chilean Pesos, Guaranis from Paraguay, Uruguay Pesos, among others.

Interest rate: Our result is exposed to fluctuations in domestic and international interest rates, substantially to CDI and Libor, respectively.

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10.3 MANAGERS' COMMENTS ON THE MATERIAL EFFECTS THAT THE EVENTS BELOW HAVE CAUSED OR ARE EXPECTED TO CAUSE ON THE COMPANY'S FINANCIAL STATEMENTS AND RESULTS

a.	Introduction or disposal of operating segment

Does not apply

b.       Incorporation, acquisition or disposal of ownership interest

Does not apply

c.       Unusual events or operations

None

10.4 COMMENTS FROM MANAGERS ON

a.       Significant changes in accounting practices

In the preparation of our financial statements, we have adopted all pronouncements and respective technical interpretations and guidelines issued by the CPC and approved by the CVM (The Brazilian Exchanges Commission), which along with the accounting practices included in the Brazilian Corporate Law are referred to as accounting practices adopted in Brazil (BR GAAP).

As permitted by the SEC and CVM and in order to meet the information needs of the markets in which we operate, we present our financial statements in the international accounting standard issued by the International Accounting Standards Board - IASB in IFRS, as well as under Brazilian Corporate Law, simultaneously, through CVM Instruction 457/07 amended by CVM Instruction 485/10.

b. New accounting standards and pronouncements adopted in the current fiscal year

CPC 06 (R2) - "Mercantile Lease Operations", equivalent to IFRS 16

CPC 06 (R2) establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions and requires lessees to account for all leases according to a single balance sheet model, similar to the accounting for finance leases under CPC 06 (R1). The standard includes two recognition exemptions for lessees - leases of "low value" assets and short-term leases, i.e. leases with a term of 12 months or less.

On the commencement date of a lease, the lessee recognizes a liability to make payments (a lease liability) and an asset representing the right to use the underlying asset for the duration of the lease (a right to use asset). The lessees must recognize separately interest expense on lease liability and depreciation expense on right of use asset.

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The lessees must also reassess the lease liability on the occurrence of certain events, for example, a change in the lease term, a change in future lease payment flows as a result of a change in an index or rate used to determine such payments. In general, the lessee should recognize the remeasured value of the lease liability as an adjustment to the right of use asset.

Among the forms of adoption provided for in the standard, the Company opted for the adoption of the modified retrospective method, therefore, in accordance with the requirements of IFRS 16, it did not restate information and balances on a comparative basis. Given the adoption of the modified retrospective method, the Company has opted to adopt the following practical arrangements and exemptions of transition from the standard, which are detailed below:

☐	the Company made use of late perception, such as when determining the lease term, considering extensions and renegotiations that occurred throughout the contract; and

☐	the Company applied a single discount rate to the lease portfolio with similar characteristics, considering the remaining terms of the contracts and the collateral provided by the assets.

In determining the discount rate, the Company has used as a primary basis those contracted in recent funding operations in the European and North American markets, except for the perpetual and exchangeable senior notes, thus we have concluded that the embedded inflationary effects are extremely low in addition to the fact that 99.3% of the Company's lease obligations are determined in US$.

The Company assessed the impacts resulting from the adoption of this standard considering the premises described above, which resulted in the initial accounting of 120 aeronautical goods lease agreements and 14 non aeronautical goods lease agreements as right of use, the effects of the initial adoption are presented in the table below:

	Assets	Liabilities	Shareholders' equity (c)
Operational leasing (a)	-	(219.728)	219.728
Right of use - aeronautical contracts	2.892.836	5.540.621	(2.647.785)
Right of use - non aeronautical contracts	41.420	49.975	(8.555)
Constitution of deferred tax - Smiles (b)	-	-	278
Total	2.934.256	5.370.868	(2.436.334)

(a) Refers to operating lease installments that had their maturity renegotiated during the year 2016.

(b) Effect of deferred income taxes resulting from the initial adoption of CPC 06 (R2)/IFRS 16 registered in subsidiary Smiles.

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(c) Difference between assets and liabilities due to the adoption of the Standard by the simplified retrospective method and the USD to BRL conversion rate for aircraft and engine contracts (assets at historical exchange and liabilities on the date of adoption).

The impacts related to the registration of deferred taxes for the adjustment of the adoption of CPC 06 (R2), on January 1, 2019, did not reflect the corresponding tax effects on GLA, since it does not present a history of taxable profits, and currently constitutes active tax credit limited to the amount of passive tax credit, in accordance with item no. 35 of CPC 32 - "Taxes on Profits".

Also as a result of the adoption of CPC 06 (R2) equivalent to IFRS 16, the Company promoted some reclassifications in the balance sheet as of December 31, 2018, presented for comparability purposes, as shown below:

	Consolidated
	12/31/2018
	As Disclosed	Reclassification	Reclassified

Circulating
Loans and financing	1.223.324	(120.118)	1.103.206
Leases payable	-	255.917	255.917
Operational Leases	135.799	(135.799)	-

Non circulating
Loans and financing	5.861.143	(520.542)	5.340.601
Leases payable	-	656.228	656.228
Operational Leases	135.686	(135.686)	-

There were no significant effects of changes in accounting practices or material impacts in 2018 and 2017.

c. Significant effects of changes in accounting practices

There were no significant effects of the changes in accounting practices or material impacts in the fiscal years 2019, 2018 and 2017.

d.       Highlights and emphases present in the auditor's opinion

No emphasis paragraph was included in the independent auditor's report on the 2019 individual and consolidated financial statements.

10.5 Critical accounting policies that we have adopted, exploring, in particular, accounting estimates made by management on uncertain issues relevant to the description of the financial situation and results, that require subjective or complex judgments, such as: provisions, expectations on legal proceedings, revenue recognition, tax credits, service life of fixed assets, pension plans, foreign currency translation adjustments, criteria for testing recovery of assets and financial instruments

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Main Accounting Policies

We have sought to maintain a procedure to review our accounting policies and to evaluate the adequacy of the estimates necessary to produce our consolidated financial statements. We believe that our estimates and judgments are reasonable, however, the actual results and timing of recognition of such amounts may differ from our estimates. In addition, estimates usually require adjustments based on new circumstances and the receipt of new or better information. Some accounting policies require the use of estimates that reflect significant judgments and uncertainties, taking into consideration past and current event experiences, assumptions regarding future events, and other objective and subjective factors. The settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the inherent inaccuracies in the process of their determination. For a discussion of this and other accounting policies, please refer to Note 4 to our consolidated financial statements.

Main accounting estimates and assumptions used

The process of preparing the Company's financial statements often requires management to make assumptions, judgments and estimates that may affect the application of policies and disclosed amounts of assets and liabilities, revenues and expenses. Actual results may differ from the estimates made, as they cover historical experiences and various factors that are assumed to be appropriate under the circumstances. Revisions to accounting estimates are recognized in the same year in which the assumptions are revised on a prospective basis.

Estimates and assumptions that have significant material adjustment risks to the carrying amounts of assets and liabilities are discussed below:

Recoverability of financial assets: the Company assesses whether there is any indicator of impairment of all its financial assets at each balance sheet date, or when there are indications that the carrying amounts may not be recoverable. Any difficulties and/or restrictions on the use of financial assets belonging to the Company are indicative for the recoverability test.

Recoverability of non-financial assets: at the end of each year, the Company analyzes whether there are indications of non-recoverability for non-financial assets, mainly fixed assets and intangible assets. The recoverable amounts are determined by calculating their value in use over a five-year period using discounted cash flow assumptions. Any reconsiderations below in the carrying amount of the asset should be recognized as a non-recoverable loss and recognized in the income statement in the year in which they occurred.

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Fixed Assets

The assets comprising property, plant and equipment, including the spare parts, are recorded at acquisition and/or construction cost and include interest and other financial charges. Each asset component that has a significant cost as compared to the total asset is depreciated separately. The estimated economic service life of property, plant and equipment for depreciation purposes is shown in note 16 to our financial statements.

The estimated market value at the end of its service life is the premise for determining the residual value of the Company's fixed assets. The residual value and service life of assets are reviewed annually by the Company. Any changes in the expected use of such items result in prospective changes.

The carrying amount of an asset is analyzed for possible impairment when events or changes in circumstances indicate that the carrying amount is greater than the estimated recoverable amount. The book value of aircraft is tested for impairment annually, even if there are no circumstances indicating the existence of losses.

An asset item is disposed of after disposal or when there are no future economic benefits resulting from the continued use of the asset. Any gain or loss on the sale or write-off of an item is determined by the difference between the amount received on sale and the carrying amount of the asset and is recognized in income.

Furthermore, the Company adopts the following treatment for the groups below:

I.	Advances for aircraft purchase

These refer to prepayments in U.S. dollars made with Boeing for the acquisition of 737-MAX aircraft. Advances are converted at the historical rate.

II.	Lease contracts

On December 31, 2018, lease contracts under which the risks and benefits of the leased asset were transferred to the Company were recognized in the balance sheet with a corresponding entry to the financial liabilities, at the beginning of the lease term, at amounts equivalent to the fair value of the leased asset, or if lower, the present value of the minimum lease payment.

The leased goods were depreciated over their service life. However, when it was not reasonably certain that the Company would obtain the property at the end of the lease term, the asset was depreciated over its estimated service life or the lease term, whichever was shorter.

Other aircraft and engine leases were classified as operating leases and payments were recognized as an expense in the income statement on a straight-line basis over the term of the contract, under the item "Operating leases". The future payments of such contracts did not represent an obligation recorded in the balance sheet, however, the commitments assumed were duly presented in explanatory notes.

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As of January 1, 2019, the Company began to record lease agreements in accordance with CPC 06 (R2) - "Lease Operations", equivalent to IFRS 16, which differs significantly from the previously adopted accounting practice.

The new accounting practice and the effects of its adoption are presented in detail in item 4.27.1 of these financial statements.

III.	Sale-leaseback Transactions

The determination of the result recognition of sale-leaseback transactions uses as reference the fair value of the traded good. The source of information for obtaining fair value are market quotations for items of a similar nature.

Once fair value is determined, gains or losses are initially calculated based on the difference between the fair value and the carrying amount of the assets and then adjusted in accordance with the proportionality of the right of use transferred to the lessor (the latter being the actual value recognized as gain or loss in the statement of comprehensive income).

The proportionality calculation is performed considering the fair value less the difference between the stream of lease payments brought at present value and the embedded finance (we consider that there is an embedded finance when the transaction is performed above fair value; when the transaction is performed below fair value we consider that there is an advance payment and therefore, such value is adjusted directly to the direct use recognized in the asset).

Up to December 31, 2018, gains or losses arising from the Company's sale-leaseback transactions classified after the sale of rights as operating leases are recognized as follows:

-• Immediately in the income statement when the transaction was measured at Fair value;

-• If the transaction price is set below or above the fair value, the profit or loss is recognized immediately in income, unless the result is offset by future lease payments below market value (gains or losses are deferred and amortized in proportion to the payments of the lease during the year the asset is expected to be used).

The deferred loss balance is recognized as an anticipated expense, while the deferred gain balance is recognized as other liabilities. The segregation between short and long term is recorded according to the contractual period of the lease that originated such transaction.

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IV.	Capitalization of contractual obligations with conditions for returning aircraft and engines

The Company accounts for estimated expenses on the start date of the lease agreements to meet conditions for returning aircraft as part of the cost of assets against a provision in liabilities. After initial recording, the asset is depreciated on a straight-line basis over the contractual term and the provision is updated in accordance with the capital compensation rates ("WACC") in force, and the effects are recorded in the statement of income as "financial expenses". The provision is reviewed annually.

V.	Capitalization of large engine, aircraft and APU (Auxiliary Power Unit) maintenance expenses

Expenses for major maintenance, which include replacement of parts and labor, are capitalized only when the estimated service life of the corresponding asset is extended. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance date. Expenses incurred that do not extend the service life of the assets are recognized directly in income.

Deposits

I.	Aircraft and engine maintenance deposits

They refer to payments made in U.S. dollars to lessors for future maintenance of aircraft and engines. The realization of these assets takes place, substantially, in the use of the deposit for payment to the workshop when the maintenance is performed or by means of receipts of financial resources, according to the negotiations carried out with the lessors. The exchange variation of these payments is recognized as expense or revenue in the financial result. Management regularly reviews the recovery of these deposits based on the eligibility of applying such amounts in future maintenance events and believes the amounts reflected in the balance sheet are realizable.

Some of the contracts provide that, if there are no maintenance events with the possibility of using the deposits, the amounts deposited for this operation are not refundable. Such amounts are retained by the lessor and represent payments made depending on the use of the components up to the return date. Thus, these values falling into this category are recognized directly in the income for the year under the item "Maintenance and repair material".

In addition, the Company has agreements with some lessors to replace deposits with letters of credit, which may be executed by lessors if aircraft and engine maintenance does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits, and rely on letters of credit to guarantee the execution of the maintenance in the scheduled periods (see note 14 of our financial statements). As of December 31, 2019, no letter of credit had been executed against the Company.

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II.	Deposits for guarantees and sureties on lease agreements

Deposits and bonds are expressed in U.S. dollars and restated monthly at the exchange rate, without interest income, and are repayable to the Company upon termination of the lease agreements.

Revenue Recognition

I.	Revenue from passengers, cargo and auxiliary services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold, but not yet used, are recorded under the heading of transportation to be performed, representing deferred revenue from tickets sold to be transported at a future date, net of estimated breakage revenue.

The breakage revenue consists of the calculation, on a historical basis, of tickets issued that will expire due to non-use, i.e. passengers who have purchased tickets and are highly likely not to use them. At least annually the calculations are reviewed to reflect and capture changes in customer behavior concerning the expiry of tickets.

From the perspective of the consolidated financial statements, the revenue recognition cycle regarding the exchange of Smiles Program miles for air tickets is only completed when passengers are actually transported.

Revenues originated from shipment of cargo are recognized when the performance obligations will be met.

Other revenue including charter services, on-board sales services, flight rebooking fees, baggage handling and other additional services are recognized along with the main passenger transportation obligation.

II.	Adoption of hedge accounting for passenger revenue protection and future ancillary services

In the regular course of its operations, the Company carries out recurring sales in U.S. dollars ("US$") mainly due to international routes in South, Central and North America. As from August 1, 2019, the Management adopted hedge accounting, a cash flow method, as a way to protect these future revenues in foreign currency (object of hedge), considered highly probable, as provided for and expressed in paragraph 6.3.1 of CPC 48, using as hedge instruments 50 leasing contracts registered as debt due to the adoption of CPC 06 (R2).

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the lease agreements (hedge instrument) will be accrued in a shareholders' equity account, "Equity valuation adjustment", and will be appropriated to the Company's income upon the realization of sales revenues in US$.

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Hedge accounting is derived from the natural hedge of the Company's operations, portrayed by the cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing for the partial elimination of exchange volatility from the Company's results. The final equity position is not affected by the adoption of this accounting practice. The elements of hedge accounting are:(1) hedge object: highly probable revenue from sales in US$; (2) hedge instrument: 50 lease contracts linked to the US$;(3) designated amount: 60 months of revenues considered highly probable based on a range of 80 to 85% of revenues earned historically, making a notional at the time of initial adoption in the amount of US$903,102; (4) nature of the hedged risk: foreign exchange; (5) specification of the hedged risk: spot USD/BRL exchange; (6) type of hedge relationship: cash flow.

On December 31, 2019, the accumulated losses in other comprehensive income were R$165,436.00.

III.	Miles revenue

The Smiles Program aims to build customer loyalty by granting miles credits to participants. The obligation generated by the issuance of miles is measured based on the price at which the miles were sold to Smiles' airline and non-airline partners, considered as the fair value of the transaction. Revenue recognition in the fiscal year result occurs at the time of miles redemption by Smiles Program members for the exchange of awards with their partners.

The Smiles subsidiary acts as an agent and complies with its performance obligation at the time of redemption of miles by Smiles Program participants in the exchange of awards with their partners, this being the moment when the revenue is recognized in the result. Thus, gross revenue is presented net of its respective direct variable costs associated with the availability of goods and services to participants.

Due to its characteristics, the miles program also provides the possibility of recognizing a breakage revenue, which in turn is determined based on the calculation of miles that have a high expiration potential due to non-use of the same by Smiles Program participants. The calculation is applied on the miles issued in the period, giving rise to the breakage revenue.

It should be noted that future events may significantly change the profile of customers and their historical pattern of mileage redemption. Such changes may result in significant changes in the deferred revenue balance as well as in the recognition of breakage revenue. The Smiles frequent flyer program policy provides for the cancellation of all miles in customers' accounts after 36 months, except for customers in the Gold and Diamond categories whose mileage expiration period is 48 and 120 months, respectively. The Smiles Club miles are valid for 120 months. The Company reviews the statistical calculation annually.

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Provisions

Provisions are recognized when the Company has a present obligation (legal or assumed) resulting from a past event and it is probable that resources will be required to settle the obligation.

Provision for returning aircraft: Aircraft regularly negotiated under operational leases provide for contractual obligations establishing conditions for return. In such cases, the Company provides for the costs of return, since they are present obligations, arising from past events and that will generate future disbursements, whose measurement is made with reasonable assurance. These expenses basically refer to expenses related to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, etc., as established in contract. The estimated cost is initially recorded at present value in property, plant and equipment and the offset of the provision for aircraft return is recorded under "Provisions". After initial recording, the liability is restated according to the Company's estimated rate of return on capital, with an offsetting entry in the financial statement. Any changes in the estimate of expenses to be incurred are recorded on a prospective basis.

Provision for returning engines: They are estimated on the basis of the minimum contractual conditions under which the equipment must be returned to the lessor, observing the historical costs incurred and the conditions of the equipment at the time of valuation. These provisions are recorded in the income statement from the moment the contractual requirements are met and the next maintenance is scheduled for a later date than the expected date of return of the engine. The Company estimates the provision for the return of the engine according to the expense it should incur, and when the value can be reliably estimated. The value of a provision shall be the present value of the expenses expected to be required to settle the minimum obligation. The deadline will be based on the expected date of return of the leased engine, i.e. the term of the lease agreement.

Provision for tax, fiscal and labor risks: Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

The Company is part of several judicial and administrative proceedings, mainly in Brazil. Assessments of the likelihood of losses in these cases include analysis of available evidence, the hierarchy of laws, available case law, the most recent court decisions and their relevance to the legal system, as well as the assessment of external lawyers. The provisions are reviewed and adjusted to reflect changes in circumstances, such as applicable statute of limitations, tax inspection findings or additional exposures identified based on new matters or court decisions.

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Fair value of financial instruments

When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained from active markets, it is determined using valuation techniques, including the discounted cash flow method. The data for these methods are based on those practiced in the market, where possible; however, when this is not feasible, a certain level of judgment is required to establish fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of financial instruments.

Stock-based compensation

I.	Stock options

The Company offers its executives stock option plans. The Company recognizes as an expense, on a straight-line basis, the fair value of options or shares determined on the date of grant during the period of service required by the plan against shareholders' equity. The accrued expense recognized reflects the acquisition period and the Company's best estimate of the number of shares to be acquired. The expense or revenue from movements in the year is recognized in the income statement. The expense is reversed due to a lack of satisfaction of a condition of purchase.

The effect of the open options is reflected as additional dilution in the calculation of diluted earnings per share.

The plans have been realized with the delivery of shares.

II.	Restricted shares

The Company may also offer its executives a plan for the transfer of restricted shares that takes place at the end of 3 years from the date of grant, on condition that the beneficiary has maintained his employment relationship during this period. Such transfer is preferably made through shares held in treasury.

The impact of revising the number of restricted shares that will not be acquired as compared to the original estimates, if any, is recognized in income for the year so that the accrued expense reflects the revised estimates with the corresponding adjustment to equity.

The plans have been carried out with the delivery of shares.

Deferred Taxes

Deferred taxes represent the credits and debits on IRPJ (Corporate Tax Return) tax losses and CSLL (Social Contribution on Profit) negative basis, as well as temporary differences between the tax and accounting basis. Deferred tax and contribution assets and liabilities are classified as non-current.

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A loss to realize these assets is recognized when internal studies of the Company indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are presented net if there is a legally enforceable right to offset tax liabilities against tax assets, and if they relate to taxes levied by the same tax authority under the same taxable entity, therefore, for presentation purposes, the balances of tax assets and tax liabilities, which do not meet the legal criteria for realization, are being disclosed separately. Deferred tax assets and liabilities shall be measured at rates expected to be applicable in the period the asset is realized or the liability settled, based on tax rates and tax laws in effect at the date of the financial statements.

The projections of future taxable profits on tax losses and negative social contribution base are prepared based on the business plans and are reviewed and approved annually by the Company's Board of Directors.

Information by Business Segment

An operating segment is a component of the Company's business activities to obtain revenues and incur expenses. The operating segments reflect how the Company's management reviews financial information for decision making. The Company's management identified the operating segments, which meet the quantitative and qualitative disclosure parameters and represent mainly types of business, being: air transportation and frequent flyer program.

I. Air transportation segment

The operations of this segment originate mainly from the subsidiary GLA, for the provision of passenger air transportation services and the main assets that generate revenue are its aircraft. Other revenues come mainly from cargo operations, and related services such as baggage handling, re-booking fines and ticket cancellations, etc.

III.	Loyalty program segment

The operations of this segment are represented by the transactions of selling miles to airline and non airline partners. In this context, are the management of the program, the marketing and redemption rights of products and services and the creation and management of a database of individuals and companies. The main cash generating asset is the program participants’ portfolio.

Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing on the date on which the transactions take place. Monetary assets and liabilities expressed in foreign currency are calculated based on the exchange rate prevailing at the balance sheet date, and any difference resulting from currency translation is recorded under "Exchange variation, net" in the income statement for the year.

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The exchange rates in Brazilian BRL at the base date of these financial statements are as follows:

	Final rate		Average rate
	2019	2018	2019	2018
US Dollar	4,0307	3,8748	4,1102	3,8841
Argentinean Peso	0,0673	0,1028	0,0686	0,1026

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10.6. DESCRIPTION BY THE MANAGERS OF THE RELEVANT ITEMS NOT EVIDENCED IN THE COMPANY'S FINANCIAL STATEMENTS

a.       The assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

As of December 31, 2019, the Company has 129 firm orders with Boeing for aircraft. These aircraft purchase commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not considering contractual discounts, is R$65,779.8 million (corresponding to US$16,319.7 million on the balance sheet date) and are segregated as follows:

	12/31/2019	12/31/2018	12/31/2017
2019	-	-	1.117.604
2020	-	1.791.661	4.538.258
2021	7.113.774	5.046.966	6.198.259
2022	8.200.455	7.883.277	6.353.457
2023	9.118.866	8.766.165	6.524.408
2024 onwards	41.346.788	39.747.570	20.358.396
Total commitments	65.779.883	63.235.639	45.090.382

At the end of December 31, 2019, of the aforementioned commitments, the Company shall disburse the amount of R$9,245.1 million (corresponding to US$2,293.7 million on the balance sheet date) as advances for the acquisition of aircraft, as per the fiscal years below:

	2019	2018	2017
2018	-	-	316.215
2019	-	283.579	773.268
2020	1.169.967	816.766	848.003
2021	1.152.456	1.072.048	852.458
2022	1.300.668	1.250.361	866.119
2023	1.366.345	1.313.497	786.487
2024 onwards	4.255.621	4.091.021	2.021.014
Total minimum lease payments	9.245.057	8.827.272	6.463.564

b.       Other items not shown in the financial statements

Item not applicable.

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10.7 MANAGERS' COMMENTS ON EACH OF THE ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS INDICATED IN ITEM 10.6

We have 129 firm orders with Boeing for aircraft purchases. The approximate amount of firm orders, not considering contractual discounts, is R$65,779.8 million (corresponding to US$16,319.7 million at balance sheet date). We have commitments of R$9,245.1 million (corresponding to US$2,293.7 million on the balance sheet date) as advances for the acquisition of aircraft.

10.8 MAIN ELEMENTS OF THE COMPANY'S BUSINESS PLAN:

a.       Investments, including:

i. quantitative and qualitative description of ongoing and planned investments

Our growth plans contemplate operating 140 aircraft by the end of 2020, aligned with the management strategy and flexibility of the supply in the domestic market. In October/2012, the Company announced an incremental purchase order of 60 737 MAX aircraft from Boeing, an evolution of the current equipment used, which had already started to arrive in July 2018. The new aircraft will be used mainly for international expansion.

As of December 31, 2019, the Company has 129 firm orders with Boeing for aircraft. These aircraft purchase commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not considering contractual discounts, is R$65,779.8 million (corresponding to US$16,319.7 million on the balance sheet date). As of December 31, 2019, total aircraft purchase commitments amounted to R$9,245.1 million (corresponding to US$2,293.7 million as of the balance sheet date).

As of December 31, 2018, we had 130 firm orders with Boeing for aircraft purchases. The approximate amount of firm orders, not considering contractual discounts, is R$63,235.6 million (corresponding to US$16,319.7 million on the balance sheet date). The aircraft purchase commitments include estimates for contractual price increases during the construction phase.

	2020	2021	2022	2023 onwards	Total
Advances for aircraft purchase	-	7.113.774	8.200.455	50.465.654	65.779.883
Commitments to purchase aircraft	1.169.967	1.152.456	1.300.668	5.621.966	9.245.057
Total	1.169.967	8.266.230	9.501.123	56.087.620	75.024.940

There were no relevant capital disinvestments in the years 2017 to 2019. Nor did there occur, in 2019, any investment related to the participation in other companies.

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ii. sources of investment financing

Our strategy is to rely primarily on cash flows from operations to raise working capital for current and future operations. Our operating cash flows are affected by the requirement of some aircraft operating lease agreements, which establish maintenance deposit reserve accounts for our aircraft, with funds at specific levels. Funds shall be taken from the maintenance reserve accounts for the reimbursement of certain structural maintenance expenditure incurred. We believe that the amounts already deposited, and to be deposited, plus our own cash resources, will be enough to cover our future aircraft and maintenance costs for the duration of the respective operating leases.

When necessary, we obtain loans to finance our investments, which are guaranteed by our receivables, to finance the sale-receipt cycle.

iii. relevant ongoing disinvestments and planned divestments

We had no divestments during 2018, 2017 and 2016.

b.       already disclosed acquisitions of plants, equipment, patents or other assets that should materially influence the Company's production capacity

During the year ended December 31, 2019, the Company returned 3 aircraft under an operating lease.

During the year ended December 31, 2018, the Company returned 4 aircraft under an operating lease. Additionally, during the year ended December 31, 2018, the Company changed the classification of 20 finance lease agreements to operating lease through sale-leaseback transactions.

On July 1, 2017, the merger of Smiles into Smiles Fidelidade S.A. (current name of Webjet Participações S.A., hereinafter referred to as "Smiles Fidelidade", and jointly with Smiles, the "Companies") ("Merger") was approved in an Extraordinary General Meeting of Smiles Fidelidade, pursuant to the Protocol and Justification of the Merger entered into between the management of the Companies on June 6, 2017. As a consequence of the approval of the Merger, Smiles was extinguished, with the succession of all its assets, rights and obligations by Smiles Fidelidade, pursuant to articles 224, 225, 227 and 264 of the Corporation Law.

c.       New products and services, indicating: (i) a description of ongoing research already disclosed; (ii) the total amounts spent by the Company on research to develop new products or services; (iii) projects already disclosed; and (iv) the total amounts spent by the Company on the development of new products or services

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Routes and Timetables

We have carried out an optimization work of our domestic routes, and have studied growth opportunities in terms of the number of flights and international destinations, especially in Latin America.

Our operational model is a highly integrated network with multiple scales, which is different from the "point-to-point" model used by other low-cost airlines internationally. The high level of flight integration at certain airports allows us to offer frequent, non-stop flights at competitive rates between the main economic centers in Brazil, in addition to extensive connections throughout our network, connecting city pairs through a combination of two or more flights with little stopover or connection time. Additionally, our network allows us to increase our occupancy rates on our major city pair routes by using airports in these cities to allow our passengers to make the necessary connections to reach their final destinations. This strategy increases our occupancy rate by attracting passengers travelling to secondary destinations, who prefer to pay lower fares even if it means making one or more stopovers before arriving at their final destination.

We do this by offering low fare flights at night, with minimum stay, or at dawn, to destinations with less traffic, which can be the first or last stopovers on our routes, allowing the increased use of our aircraft and the generation of additional revenue. By offering international flights to destinations in South America, the Caribbean and the United States, with stopovers integrated into our network, we create incremental traffic opportunities, feeding our network and increasing our overall occupancy rate and competitive advantages and sustaining our strategy of expanding our network and stimulating demand for our services.

The Company offers about 750 daily flights to 69 destinations, 15 of which are international in South America, the Caribbean and the United States.

Ancillary Revenue

We are constantly evaluating opportunities to generate additional ancillary revenues such as travel insurance sales, activities performed by the Company's marketing department and other services that can help us take better advantage of the large number of passengers on our flights and the large volume of customers who use our website. We believe that integrating travel-related products with our e-commerce platform is essential to increase our ancillary revenues faster. We plan to offer our customers comfort and convenience by improving our current e-commerce platform and making it a fully integrated portal that provides a wide range of integrated travel-related products charged on a single invoice. In December 2013, we redesigned our website to make the purchase process even faster and easier, allowing customers to filter their search by price, check flight status and register their most frequent companions as favorites.

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10.9 COMMENTS ON OTHER FACTORS THAT HAVE MATERIALLY INFLUENCED OPERATING PERFORMANCE AND THAT HAVE NOT BEEN IDENTIFIED OR COMMENTED IN THE OTHER ITEMS IN THIS SECTION

There are no other items not disclosed in this section that have materially influenced our operating performance.

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GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF 06.164.253/0001-87

NIRE 35.300.314.441

2.1.4.       INFORMATION REGARDING THE CANDIDATES APPOINTED OR SUPPORTED BY MANAGEMENT OR CONTROLLING SHAREHOLDERS, PURSUANT TO ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Pursuant to article 10 of CVM Instruction 481/2009, the Company provides information regarding the candidates appointed or supported by management or controlling shareholders, corresponding to items 12.5 to 12.10 of the Reference Form.

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12.5/6 COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND AUDIT COMMITTEE

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Board of Directors

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Company's Board of Directors since 2004, having been both Chief Executive Officer and member of the Company's Board of Directors from March 2004 to July 2012. Mr. Constantino Jr. has also been a member of Gol Linhas Aéreas S.A.'s Board of Directors since 2001, having been CEO of Gol Linhas Aéreas S.A. from 2001 to July 2, 2012. He introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as " Executivo de Valor (a Valuable Executive)" in 2002 and 2001 by the newspaper Valor Econômico, and as "Leading Executive" in the logistics sector in 2003 by the newspaper Gazeta Mercantil, and in 2008 he was named "Illustrious Executive" in the Air Transport category at the GALA (Galería Aeronáutica Latinoamericana) award, sponsored by IATA. From 1994 to 2000 he held the position of Manager at Comporte Participações, a company that controls several land passenger transport companies. He studied Business Administration at the University of the Federal District and participated in the Executive Program of Corporate Management of the Association for Overseas Technical Scholarships. He is a member of the Risk Policies, Financial Policies, Corporate Governance and Personnel Committee, and the Company's Alliances Committee.

JOAQUIM CONSTANTINO NETO

Mr. Joaquim is a Vice-Chairman of the Company's Board of Managers. Mr. Joaquim has been a member of the Company's Board of Managers since 2004. Furthermore, he has held the position of Operations Manager of Grupo Comporte since 1994. From 1984 to 1990, Mr. Joaquim Constantino Neto was in charge of the operations of Reunidas Paulista. From 1990 to the present day, he is the Genral Manager of Breda Serviços, a road passenger transportation company. He participates in the Board of Managers of CMP Participações, which manages more than 2 thousand buses in the region of Paraná and São Paulo.

RICARDO CONSTANTINO

Mr. Ricardo has been a member of the Company's Board of Managers since March 2004. Additionally, he has held the position of Technical and Maintenance Manager of Grupo Comporte since 1994. He is also a member of the Board of Managers of BR Vias S.A.

ANNA LUIZA SERWY CONSTANTINO

Ms. Anna has been a member of the Company's Board of Managers since 2016. Additionally, she holds the position of Credit Strategist in the credit intelligence department of Bloomberg LP. From 2009 to the present date, Ms. Anna has also worked in the finance area of Kerburn Rose in New York and Lockheed Martin in Orlando, having extensive experience in the finance area of large companies worldwide. Mr. Anna has a degree in business administration and finance from the University of Central Florida. He is a CFA® (Chartered Financial Analyst) certified financial analyst and a member of the CFA Societies of New York.

ANTONIO KANDIR

Mr. Antonio Kandir has been an independent member of the Company's Board of Managers since August 2004. Over the past ten years, he has served on boards of managers and managed several investment funds. Currently Mr. Kandir participates in the boards of managers of MRV Engenharia, AEGEA, CSU, CPFL and COIMEX. Mr. Kandir was Federal Deputy for two terms, Minister of Planning and Budget and Secretary of Economic Policy, as well as President of the National Council of Destatization. He graduated in production engineering in the Polytechnic School of the University of São Paulo, and obtained Master's and PhD degrees in Economics from the State University of Campinas. Mr. Kandir is an independent member of our Board of Managers in accordance with the criteria of the Securities Exchange Commission (SEC) and the listing standards of the New York Stock Exchange (NYSE) and is a member of our Statutory Audit Committee ("CAE"), the Corporate Governance and People Committee, the Financial Policy Committee and the Risk Policies Committee.

PHILIPP SCHIEMER

Mr. Philipp is the President of Mercedes-Benz Brazil and Latin America and currently is at a course at the Brazilian Institute of Corporate Governance (no Instituto Brasileiro de Governança Corporativa "IBGC") for Senior Advisor. He took over the Vice Presidency of Product Marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009 he served as Vice President of Sales at Mercedes-Benz do Brasil. Philipp was also president of the SAE Brazil congress, and served as Vice-President of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and in January 2019 took the presidency of such Chamber. Philipp Schiemer studied business administration with a specialization in marketing and finance at Corporate University Mercedes-Benz AG in Stuttgart.

GERMÁN PASQUALE QUIROGA VILARDO

Mr. Germán has been an independent member of the Company's Board of Managers since 2016. He was founder and CEO of TV1.com, CIO and CMO of Americanas.comCIO and CMO of Cyrela Brasil Realty, and founder, CEO and member of the Board of Managers of Pontofrio.comNova Pontocom, Vice-Chairman of the Board of Managers of Totvs and Camara-E.net and member of the Board of Managers of Abrarec and Fecomércio, and several other e-commerce companies. He is currently founder and member of the Board of Managers of Cobasi Digital, and founder of OMNI55 Consulting. He has a degree in Electronic Engineering from the Military Institute of Engineering (IME) and a Masters in Digital Systems from the Polytechnic School of the University of São Paulo.

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ANDRÉ BÉLA JÁNSZKY

Mr. André Jánszky has been an independent member of the Company's Board of Managers since 2016. Mr. André has decades of experience as a lawyer in the areas of corporate finance and mergers and acquisitions. Until November 2016, he was the partner in charge of the Latin American Department of Milbank, Tweed, Hadley & McCloy LLP, and managing partner of its São Paulo office. Mr. André is also a member of the Board of Managers of Netshoes Limited, a company listed on the NYSE. Mr. André is a member of the Company's Statutory Audit Committee, the Corporate Governance and Personnel Committee, and the Financial Policy Committee.

FRANCIS JAMES LEAHY MEANEY

Mr. Francis has been an independent member of the Company's Board of Managers since 2016. Mr. Meaney is the Managing Manager for Latin America and a member of the executive committee of Compass Group, PLC. Before Compass, he was CEO of a company controlled by Kohlberg, Kravis & Roberts in Brazil. Mr. Meaney was the Chief Operating Officer of Oi S.A., the largest Brazilian telecommunications company. James was the founder and CEO of Contax S.A., which he led from its startup to becoming publicly listed in 2005, later becoming the largest Brazilian business process outsourcing company with 107,000 employees. Mr. Meaney held positions at Global Crossing, Conectel, Mars & Co. and First Boston. He is a member of the Advisory Board of the Kellogg Institute of International Studies at the University of Notre Dame. Mr. Meaney holds a BA in Economics from the University of Notre Dame, a Master of Business Administration from Harvard Business School and completed the advanced management course at INSEAD. Mr. Meaney is a member of our Audit Committee.

Audit Committee

MARCELA DE PAIVA BOMFIM TEIXEIRA

Ms. Marcela de Paiva Bomfim Teixeira holds a degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais. She has a specialization in Management and Information Technology from the Institute of Technological Education, a specialization in Finance from Fundação Dom Cabral and an MBA in Project Management from Fundação Getúlio Vargas (Belo Horizonte/MG). He was a member of the Audit committee at Transnorte Energia S/A from 2012 to 2016. Currently, Ms. Marcela is studying for her Executive MBA at Fundação Dom Cabral and recently completed an extension at HEC Paris Module Shanghai China. In her 17 years of experience, Marcela has worked for companies such as Usiminas and Alupar Investimento and is currently an effective member of the Audit Committee of Gol Linhas Aéreas Inteligentes S/A.

MARCELO AMARAL MORAES

Mr. Marcelo Amaral Moraes graduated in economics in the University of Rio de Janeiro - FEA in 1990. He has a post-graduation in Corporate Law and Arbitration from Fundação Getúlio Vargas and a Master in Business Administration from Universidade Federal do Rio de Janeiro. He has been Chairman of the Audit Committee of Vale S/A since 2004 and member of the Audit Committee of CPFL Energia S/A and Linx S/A. He has over 25 years of experience in private equity and corporate finance. Currently, Mr. Marcelo Amaral Moraes is an effective member of the Company's Audit Committee.

RENATO CHIADARO

He has built his professional career with solid performance in mergers and acquisitions (M&A), corporate restructuring, foreign investments and corporate governance. Lawyer graduated from PUC-SP, with specialization in Business Planning and Control by FAAP. Certified by IBGC to act as a Board Member. MBA in Collaborative Leadership and Business Teaching and Post-MBA in Corporate Governance and Valuation from B.I. International, with emphasis on entrepreneurship and innovation from the University of California-Berkeley. He started his career at Pinheiro Neto Advogados and was a partner at De Vivo, Whitaker e Castro Advogados for 13 years. He was a member of the Fiscal Committee of Gol Linhas Aéreas Inteligentes S/A between 2007 and 2008. He participated in the structuring and implementation of several outstanding transactions on the national scenario. M&A Award in 2014 and recognized by BestLawyers® publication in 2014 and 2015. He is a professor in MBA courses of B.I. International and UBS/IBEVAR - Retail Academy, in which he deals with finance and taxes, entrepreneurship and business law. He is a guest teacher in the Legislative Assembly of the State of São Paulo

Executive Board

PAULO SERGIO KAKINOFF

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company in July 2012, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was the President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

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RICHARD FREEMAN LARK, JR.

Richard F. Lark, Jr. has been the Company's Vice President, Chief Financial Officer and Investor Relations Officer since July 2016. Mr. Lark's been working at Gol for 17 years. He was Financial Manager from 2003 to 2008, and member of the Board of Managers from 2008 to 2016. From 2000 to 2003, he served as Chief Financial Officer of Americanas.com, one of Brazil's leading e-commerce companies. Before joining Americanas.com, Mr. Lark has worked in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark was a member of the Advisory Boards of the Kellogg Institute for International Studies at the University of Notre Dame and Associação Vida Jovem, and president of the American Society of São Paulo. He has participated in the Yale School of Management's global executive leadership program, holds a Masters in Business Administration from UCLA Anderson School of Management, and a Bachelor's degree in Finance and Business Economics and Philosophy from the University of Notre Dame. Mr. Lark is a member of the Company's Financial Policy and Risk Policy Committees.

EDUARDO JOSÉ BERNARDES NETO

Mr. Eduardo Bernardes has been the Company's Vice President of Sales and Marketing since February 2015, being responsible for the sales strategy for all the Company's channels, as well as the marketing strategy. Mr. Eduardo joined the Company 18 years ago and joined our commercial area as account manager in February 2001. Mr. Eduardo coordinated the opening of several of our national and international branches. Mr. Eduardo was a member of the Board of Managers of UATP from 2009 to 2016, and holds a degree in Business Administration from Faculdade Ibero-Americana, with specialization in Foreign Trade.

CELSO GUIMARÃES FERRER JUNIOR

Mr. Celso Ferrer has been our Vice President and Chief Operating Officer since March 2019. He has been with the Company for 16 years and served as Vice President and Planning Manager from February 2015 to March 2019. Mr. Celso is responsible for our operations, maintenance and airports, operational security, network and fleet planning. He is also a pilot for the Boeing 737-700, Boeing 737-800 Next Generation, and Boeing 737-8 Max aircraft. Mr. Celso holds a Master's degree in Business Administration from Insead, a degree in Economics from the University of São Paulo, and a degree in International Relations from the Pontifical Catholic University of São Paulo.

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12.7/8 COMPOSITION OF COMMITTEES

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PROFESSIONAL EXPERIENCE / DECLARATION OF ANY CONVICTIONS / CRITERIA OF INDEPENDENCE

ANDRÉ BÉLA JÁNSZKY - 346.695.188-79

Mr. André Jánszky is an independent member of the Company's Board of Managers. Mr. André is also a member of the Company's Statutory Audit Committee, the Corporate Governance and Personnel Committee, and the Financial Policy Committee. Mr. André was the partner in charge of Milbank's Latin America Department and managing partner of its São Paulo office. His focus was on providing legal advice in U.S. law in the areas of capital markets, mergers and acquisitions, financing transactions, restructuring and corporate governance. Mr. André Jánszky’s clients included Brazilian, Latin American and North American companies and financial institutions. Mr. André has extensive experience in a wide variety of industries, including oil and gas, energy, infrastructure, developers, financial services, transportation, education and retail. André Jánszky has been consistently named one of the leading capital markets lawyers by several publications, including The Legal 500 and Chambers Latin America, which recognizes him as Band #1. Mr. André is the financial expert of the CAE, as defined in the current rules of the Securities Exchange Commission (SEC), and is the member that meets the requirements of article 31-C, §5 and §6 of INCVM 308/99.

ANTONIO KANDIR - 146.229.631-91

He has been an independent member of the Company's Board of Managers since August 2004. Over the past ten years, he has served on boards of managers and managed several investment funds. Currently Mr. Kandir serves on the boards of managers of AEGEA, CSU, CPFL and COIMEX. Mr. Kandir was Federal Deputy for two terms, Minister of Planning and Budget and Secretary of Economic Policy, as well as President of the National Council of Destatization. He graduated in production engineering from the Polytechnic School of the University of São Paulo, and obtained Master's and PhD degrees in Economics from the State University of Campinas. Mr. Kandir is an independent member of our Board of Managers in accordance with the criteria of the Securities Exchange Commission (SEC) and the listing standards of the New York Stock Exchange (NYSE) and is a member of our Statutory Audit Committee ("CAE"), the Corporate Governance and Personnel Committee, the Financial Policy Committee and the Risk Policies Committee.

FRANCIS JAMES LEAHY MEANEY - 054.404.117-80

Francis James Leahy Meaney is an independent member of the Company's Board of Managers. He has 25 years of experience in Brazil and Latin America and has extensive experience in several industries such as: telecommunications, data center, business product outsourcing, management consulting, investment banking and private equity. More recently, Mr. Meaney served as Interim President of Aceco TI, a data center company invested by Kohlberg, Kravis and Roberts (KKR). James was Chief Operating Officer at Oi S.A., from 2011 to 2013, and was the founder and CEO of Contax S.A., from 2000 to 2011. He led Contax from startup to IPO (2005) and international expansion (2009). Mr. Meaney has also served as an executive at several companies such as Global Crossing, Conectel, Mars & Co. and the investment bank First Boston. In addition to Gol, he is a board member of the Kellogg Institute for International Studies at the University of Notre Dame. Mr. Meaney holds a degree in economics from the University of Notre Dame, a master's degree in business administration from Harvard Business School, and an advanced management degree from INSEAD.

CONSTANTINO DE OLIVEIRA JUNIOR - 417.942.901-25

Chairman of the Company's Board of Managers since July 6, 2012, having been both Chief Executive Officer and member of the Company's Board of Managers, from March 2004 to July 2012. Mr. Constantino Jr. has also been a member of Gol Linhas Aéreas S.A.'s Board of Managers since 2001, having been CEO of Gol Linhas Aéreas S.A. from 2001 to July 2, 2012. He introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as "Executivo de Valor" (A valuable executive) in 2002 and 2001 by the newspaper Valor Econômico, and as "Leading Executive" in the logistics sector in 2003 by the newspaper Gazeta Mercantil, and in 2008 he was named "Illustrious Executive" in the Air Transport category at the GALA (Galería Aeronáutica Latinoamericana) award, sponsored by IATA. From 1994 to 2000 he held the position of Manager at Comporte Participações, a company that controls several land passenger transport companies. He studied Business Administration at the University of the Federal District and participated in the Executive Program of Corporate Management of the Association for Overseas Technical Scholarships. He is a member of the Risk Policies, Financial Policies, Corporate Governance and Personnel Committee, and the Company's Alliances Committee.

RICHARD FREEMAN LARK, JR. - 214,996,428-73

Mr. Richard Lark has been the Company's Vice President, Finance and Investor Relations Officer since July 2016. Mr. Lark served as a member of the Company's Board of Managers from June 2008 to July 2016. Mr. Lark was a member of GOL's Statutory Audit Committee from March 2015 to July 2016. Mr. Lark also served as the Company's Chief Financial Officer and Investor Relations Officer from April 2003 to June 2008. He is a managing partner of Endurance Capital Partners (ABVCAP member and Anbima associate). Between 2000 and 2003, Mr. Lark served as Chief Financial Officer of Americanas.com Comércio Eletrônico S.A. Previously, between 1988 and 1999, Mr. Lark was an executive at Morgan Stanley and First Boston investment banks. He served on the board of managers of the American Society of São Paulo from 2003 to 2011, was its president for the biennium 2005-2007, and is a board member of the Kellogg Institute of International Studies. Sir. Lark holds a Master of Business Administration from UCLA Anderson School of Management, 1994 class, and a degree in Finance and Business Economics and Philosophy from the University of Notre Dame, 1988 class, is also an Authorized Securities Portfolio Manager (CVM), and is an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of the Company's Financial Policy Committee and Risk Policies Committee.

BETANIA TANURE DE BARROS - 385.001.086-49

Ms. Betânia is a consultant of Betania Tanure Associados team. PhD from Brunel University (England), Post graduate Diploma in Management Consulting at Henley Management College (England), psychologist by PUC-MG. Ms. Betania is also a Professor at PUC-MG, where she teaches for the Doctorate and Master's courses that are held in partnership with Fundação Dom Cabral. Invited Professor at INSEAD (France), TRIUM (New York University, London School of Economics, HEC) and London Business School (England). She was FDC's manager responsible for the entire area of executive development, companies and business partnerships for 15 years. Member of the Board of Managers of Vigor and Marisol. Member of the Corporate Governance and Personnel Committee, of the Board of Managers of GOL Linhas Aéreas Inteligentes S.A. He was a member of the Board of Managers of RBS Group and Medial Saúde, and of the People and Governance Committee of the Board of Managers of Duratex.

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MARCOS DA CUNHA CARNEIRO - 663.964.337-53

Mr. Marcos da Cunha Carneiro has served as Executive Manager of Globopar since October 2002. Mr. Carneiro has served as Manager of Corporate Relations and Tax Planning Manager at Globopar since 1991. He also worked as Arthur Andersen's Tax Division Manager. Mr. Carneiro has been an Executive Manager of Globo Comunicações e Participações SA since October 2002 and Globopar since 1991. He has served as Manager of Net Serviços de Comunicação since April 19, 2004. He graduated with a degree in Economics at Sociedade Unificada de Ensino e Superior Cultura.

NATAN SZUSTER - 388.585.417-15

Mr. Natan Szuster studied Accounting at Fundação Getúlio Varga in Rio de Janeiro, and holds a Master's and a PhD in Accounting from the University of São Paulo. He was a visiting student at the University of Illinois at Urbana Champaign. He has been a Full Professor of Accounting at the Federal University of Rio de Janeiro since 1988 and an Assistant Professor at the State University of Rio de Janeiro since 1992. Mr. Natan Szuster was awarded the "Orlando Martins Pinto" award by the Regional Accounting Council of Rio de Janeiro in 2004. He is the author of the book General Accounting published by Atlas Publishing. He has been a member of the WWF-Brazil's Audit Committee since 1999 and a member of the Sub-Committee on Accounting, Tax Policy and Financial Statements of Gol Linhas Aéreas Inteligentes. In the last five years, in addition to being a member of the Smiles Audit Committee, he has acted as 1) Accounting Standards Manager for Grupo Globo, currently working as an accounting consultant. He also served as professor of Accounting at the Federal University of Rio de Janeiro- UFRJ and professor of Accounting at the State University of Rio de Janeiro- UERJ. He is also a member of the WWF's Audit committee.

PAULO CEZAR ARAGÃO - 174.204.407-78

Lawyer in São Paulo and Rio de Janeiro, Mr. Paulo Cezar has participated in many of the most important M&A transactions in Brazil in recent years. Partner of Barbosa, Müssnich and Aragão, responsible for the São Paulo office. Former Legal Superintendent of the Securities and Exchange Commission. Managing Partner of GP Investimentos (1994-1997). Mr. Paulo Cézar is also Vice President of the Market Arbitration Chamber of B3, member of the Capital Markets Advisory Commitee of the IASB, which sets accounting standards for companies around the world, President of the Advisory Board of the Antônio and Helena Zerrenner Foundation - National Charity Institution, and member of the Board of the Instituto Empreender Endeavor Brasil, a non-profit organization to promote entrepreneurship. Moreover, he is a member of the Board of Trustees of Fundação Estudar, of the Board of Managers of São Paulo Symphony Orchestra, of the Institute of Brazilian Lawyers, of which he was manager, of the Brazilian Association of Financial Law - ABDF, and of the Body of Arbitrators of CAMARB and of the Mediation and Arbitration Center of the Portuguese Chamber of Trade in Brazil. Author of studies and opinions on corporate law, he has participated in lectures and conferences on the subject in Brazil and abroad. At the Company Mr. Paulo Cézar is a member of our Corporate Governance and Personnel Committee.

PAULO SERGIO KAKINOFF - 194.344.518-41

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company in July 2012, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

PIETER ELBERS - 000.000.000-00

Pieter Elbers started his career at KLM in 1992 as a cargo aircraft manager, holding several managerial positions in the Netherlands as well as abroad, including the positions of General Sales Manager in Japan, Greece and Italy and SVP & Alliances Network. In 2011, he was appointed to the Board of Managers of KLM, holding the position of Chief Operating Officer. Mr. Elbers is a member of the Executive Committee of the Air France KLM Group. Furthermore, Mr. Elbers is a member of the Kenya Airways Audit committee and the Audit committee of Marfo BV. Mr. Elbers is also a member of the Council of the Dutch Confederation of Industry and Employers (VNO-NCW), and a member of the International Advisory Board of Instituto Internacional de Direito Air & Space (IIASL). Pieter Elbers graduated in the University of Amsterdam and the Venlo Academy with a degree in Business Administration (Licentiate in Logistics Management). In addition, he has completed executive programs at IMD - Lausanne, Columbia University - New York and Tsinghua - Beijing.

VALDENISE DOS SANTOS MENEZES - 836.229.937-15

Ms. Valdenise Menezes has been our Controllership Director since August 2009 and is responsible for our accounting, tax and internal control areas of the head office and international branches of Grupo Gol companies, as well as the coordination of our documentation centre. She is also responsible for attending our Subcommittee on Accounting, Taxation and Financial Reporting ("Subcommittee") and Statutory Audit Committee, being elected in 2017 as a member of the Subcommittee. Mr. Valdenise joined the Company in 2009 and is also responsible for the Budget and Costs area. In 2012, after internal restructuring, the Budget and Costs area was transferred to another executive board and Ms. Valdenise has taken over the Processes area. Between 2014 and 2016 he was responsible, along with the IT Board, for the implementation and migration of the SAP system. Ms. Valdenise holds a degree in Accounting from the University of Amazonas and an MBA in Business Management from IBMEC and Risk Management and Compliance from KPMG.

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12.9 EXISTENCE OF MARITAL RELATIONSHIP, COMMON LAW MARRIAGE OR KINSHIP UP TO THE 2ND DEGREE RELATED TO MANAGERS OF THE ISSUER, CONTROLLED AND CONTROLLING OWNERS

Name	CPF (Tax Identification Number)	Corporate name of issuer, controlled company or controller	CNPJ (Tax Identification Number)	Type of kinship with the manager of the issuer or controlled company
Position
RICARDO CONSTANTINO Effective Member of the Board of Managers	546.988.806-10	Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Brother or Sister (1st degree by consanguinity)
Related person
JOAQUIM CONSTANTINO NETO Effective Member of the Board of Managers	084.864.028-40	GOL Linhas Aéreas S.A.	07.575.651/0001-59
Note:

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control our controlling shareholder FIP Volluto and MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary

RICARDO CONSTANTINO 546.988.806-10 Gol Linhas Aéreas Inteligentes S.A. 06.164.253/0001-87 Brother or Sister (1st degree by consanguinity)

Manager of the issuer or subsidiary

Effective Member of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. and Smiles Fidelidade S.A.

Related person

JOAQUIM CONSTANTINO NETO 084.864.028-40 Gol Linhas Aéreas Inteligentes S.A. 06.164.253/0001-87

Effective Member of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. and Smiles Fidelidade S.A.

Note

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control our controlling shareholder FIP Volluto and MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary

CONSTANTINO DE OLIVEIRA JUNIOR 417.942.901-25 Gol Linhas Aéreas Inteligentes S.A. 06.164.253/0001-87 Brother or Sister (1st degree by consanguinity)

Chairman of the Board of Directors

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxembourg), Gol Finance (Cayman) and Smiles Fidelidade S.A.

Related person

RICARDO CONSTANTINO 546.988.806-10 FIP Volluto Multiestratégia Investimento no Exterior 07.672.313/0001-35 Shareholder

Effective member of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. and Smiles Fidelidade S.A.

Manager of the issuer or subsidiary
RICARDO CONSTANTINO Effective Member of the Board of Managers	546.988,806-10 Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87 Brother or Sister (1st degree by consanguinity)
Related person
JOAQUIM CONSTANTINO NETO Effective Member of the Board of Managers	084.864.028-40 GOL Linhas Aéreas S.A.	07.575.651/0001-59
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73

74

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Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control our controlling shareholder FIP Volluto and MOBI FIA, in equal proportions.

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77

12.10 RELATIONSHIPS OF SUBORDINATION, SERVICE PROVISION OR CONTROL BETWEEN MANAGERS AND CONTROLLED COMPANIES, CONTROLLERS AND OTHERS

Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role

Fiscal Year 12/31/2018 Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers.	417.942.901-25	Control	Indirect Controller
Related Person
GOL Linhas Aéreas S.A. Effective member of the Board of Managers.	07.575.651/0001-59
Note
Our Managers are also the managers of the subsidiaries
Issuer Manager
JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller
Related Person
GOL Linhas Aéreas S.A. Effective member of the Board of Managers.	07.575.651/0001-59
Note
Our Managers are also the managers of the subsidiaries
Issuer Manager
RICARDO CONSTANTINO Effective member of the Board of Managers.	546.988.806-10	Control	Indirect Controller
Related Person
GOL Linhas Aéreas S.A. Effective member of the Board of Managers	07.575.651/0001-59
Note
Our Managers are also the managers of the subsidiaries.

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79

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Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role

Issuer Manager
PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company
Related Person
GAC Inc. Manager	09.098.779/0001-02
Note
Issuer Manager
PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company
Related Person
GOL Finance Manager	12.255.721/0001-21
Note
Issuer Manager
CELSO GUIMARÃES FERRER JUNIOR Vice-President Manager	309.459.748-33	Services Provision	Directly controlled company
Related Person
GAC Inc. Manager	09.098.779/0001-02
Note
Issuer Manager
81

CELSO GUIMARÃES FERRER JUNIOR	309.459.748-33	Services Provision	Directly controlled company
Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role
Vice-President Manager
Related Person
GOL Finance Manager	12.255.721/0001-21
Note
Issuer Manager
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company
Related Person
GOL Finance Manager	12.255.721/0001-21
Note
Issuer Manager
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company
Related Person
GAC Inc. Manager	09.098.779/0001-02
Note
Issuer Manager
RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company
Related Person
GOL Linhas Aéreas S.A.	07.575.651/0001-59

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Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role
Manager
Note
Issuer Manager
RICHARD FREEMAN LARK, JR. Vice-President Manager	214.996.428-73	Services Provision	Directly controlled company
Related Person
GAC Inc. Manager	09.098.779/0001-02
Note
Issuer Manager
RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company
Related Person
GOL Finance S.A. Manager
Note
Issuer Manager
RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company
Related Person
GOL Finance Manager	12.255.721/0001-21
Note

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Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role
Issuer Manager
CELSO GUIMARÃES FERRER JUNIOR Vice-Chairman Managers	309.459.748-33	Services Provision	Directly controlled company
Related Person
GOL Linhas Aéreas S.A. Vice-Chairman Managers	07.575.651/0001-59
Note

Mr. Celso Guimarães Ferrer Junior has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

Fiscal Year 12/31/2017 Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers.	417.942.901-25	Control	Indirect Controller
Related Person
GOL Linhas Aéreas S.A. Effective member of the Board of Managers.	07.575.651/0001-59
Note
Our Managers are also the managers of the subsidiaries.
Issuer Manager
JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller

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Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role
Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers.	417.942.901-25	Control	Indirect Controller
Related Person
Smiles Fidelidade S.A. Effective member of the Board of Managers.	15.912.764/0001-20
Note

Mr. Constantino de Oliveira Junior has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager
JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers.	084.864.028-40	Control	Indirect Controller
Related Person
Smiles Fidelidade S.A. Effective member of the Board of Managers.	15.912.764/0001-20
Note

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Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role

Mr. Joaquim Constantino Neto has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager
RICARDO CONSTANTINO Effective member of the Board of Managers.	546.988.806-10	Control	Indirect Controller
Related Person
Smiles Fidelidade S.A. Effective member of the Board of Managers.	15.912.764/0001-20
Note

Mr. Ricardo Constantino has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager
PAULO SERGIO KAKINOFF Chief Executive Officer	194.344.518-41	Services Provision	Directly controlled company
Related Person
GOL Linhas Aéreas S.A. Chief Executive Officer	07.575.651/0001-59
Note
Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.
Issuer Manager
PAULO SERGIO KAKINOFF Manager	194.344.518-41	Services Provision	Indirect Controlled
Related Person
Smiles Fidelidade S.A Manager	05.730.375/0001-20
Note

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Identification	CPF (Tax Identification Number)/CNPJ (Tax Identification Number)	Type of relationship of the Manager with the related person	Type of related person
Position/Role
Issuer Manager CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Debtor
Related Person
GOL Finance S.A. Manager
Note
Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.
Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Directly controlled company
Related Person
GAC Inc. Manager	09.098.779/0001-02
Note
Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.
Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Directly controlled company
Related Person
GOL Finance Manager	12.255.721/0001-21
Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance.

Issuer Manager

89

PAULO SERGIO KAKINOFF 194.344.518-41 Services Provision Direct Controlled Manager President Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role

Related Person
GAC Inc. Manager	09.098.779/0001-02
Note
Issuer Manager
PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company
Related Person
GOL Finance Manager	12.255.721/0001-21
Note
Issuer Manager
CELSO GUIMARÃES FERRER JUNIOR Vice-President Manager	309.459.748-33	Services Provision	Directly controlled company
Related Person
GAC Inc. Manager	09.098.779/0001-02
Note
Issuer Manager
CELSO GUIMARÃES FERRER JUNIOR Vice-President Manager	309.459.748-33	Services Provision	Directly controlled company
Related Person
GOL Finance Manager	12.255.721/0001-21

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Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role

Note

Issuer Manager
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company
Related Person
GOL Finance Manager	12.255.721/0001-21
Note
Issuer Manager
EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company
Related Person
GAC Inc. Manager	09.098.779/0001-02
Note

Fiscal Year 12/31/2016 Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers	417.942.901-25	Control	Indirect Controller
Related Person
GOL Linhas Aéreas S.A. Effective member of the Board of Managers	07.575.651/0001-59
Note
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Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role
Our managers are also the managers of the subsidiaries.
Issuer Manager
JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers	084.864.028-40	Control	Indirect Controller
Related Person
GOL Linhas Aéreas S.A. Effective member of the Board of Managers	07.575.651/0001-59
Note
Our managers are also the managers of the subsidiaries.
Issuer Manager
RICARDO CONSTANTINO Effective Member of the Board of Managers	546.988.806-10	Control	Indirect Controller
Related Person
GOL Linhas Aéreas S.A. Effective Member of the Board of Managers	07.575.651/0001-59
Note
Our managers are also the managers of the subsidiaries.
Issuer Manager
PAULO SERGIO KAKINOFF Chief Executive Officer	194.344.518-41	Services Provision	Directly controlled company
Related Person
GOL Linhas Aéreas S.A. Chief Executive Officer	07.575.651/0001-59
Note

Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.

Issuer Manager

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93

Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role

Issuer Manager
RICARDO CONSTANTINO Indirect controlling shareholders	546.988.806-10	Control	Indirect Controller
Related Person
Smiles Fidelidade S.A. Indirect controlling shareholders	05.730.375/0001-20
Note
Mr. Ricardo Constantino has a controlling relationship with the controlled company Smiles Fidelidade S.A., where he is the indirect controlling shareholder of the Company.
Issuer Manager
PAULO SERGIO KAKINOFF Manager	194.344.518-41	Services Provision	Indirect Controlled
Related Person
Smiles Fidelidade S.A. Manager	05.730.375/0001-20
Note
Mr. Paulo Sergio Kakinoff has a service provision relationship with Smiles Fidelidade S.A., a subsidiary of the Company, where he is an Officer.
Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR Effective member of the Board of Managers	417.942.901-25	Control	Indirect Controller
Related Person
Smiles Fidelidade S.A.	15.912.764/0001-20

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Identification	CPF (Tax Identification Number)/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Role

Effective member of the Board of Managers

Note

Mr. Constantino de Oliveira Junior has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager
JOAQUIM CONSTANTINO NETO Effective member of the Board of Managers	084.864.028-40	Control	Indirect Controller
Related Person
Smiles Fidelidade S.A. Effective member of the Board of Managers	15.912.764/0001-20
Note

Mr. Joaquim Constantino Neto has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager
RICARDO CONSTANTINO Effective member of the Board of Managers	546.988.806-10	Control	Indirect Controller
Related Person
Smiles Fidelidade S.A. Effective member of the Board of Managers	15.912.764/0001-20
Note

Mr. Ricardo Constantino has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager
PAULO SERGIO KAKINOFF Chief Executive Officer	194.344.518-41	Services Provision	Directly controlled company
Related Person
GAC Inc.	09.098.779/0001-02

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2.1.5.       MANAGERS' COMPENSATION (ITEM 13 OF THE REFERENCE FORM)

13.1 DESCRIPTION OF THE COMPENSATION POLICY OR PRACTICE, INCLUDING NON-STATUTORY BOARD

a.       Purposes of the compensation policy or practice, stating whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be consulted

The compensation policy aims to stimulate and promote the alignment of the objectives of our managers and employees, in a constant and permanent search for greater productivity and efficiency, maintaining competitiveness in the market in which we operate. As it contains confidential information on compensation-related topics, access to the document is restricted to the Company’s People and Culture area.

The compensation strategy emphasizes our determination to attract and retain talented employees and is built to ensure the competitiveness of compensation levels in an economically viable manner. The compensation package includes competitive salaries-result participation programs, bonus programs and long-term incentives for the executive levels.

We have a Corporate Governance and Personnel Committee, which is responsible for coordinating, implementing and periodically reviewing the best corporate governance practices, for monitoring and keeping our Board of Directors informed about the best market practices and the regulations applicable to such practices, as well as any changes.

Our annual profit-sharing programs are negotiated between the company and trade unions for the benefit of both unionized and non-unionized employees. In the context of these programs, a portion of the amount of the results subject to distribution is related to the achievement of our corporate goals and for the Coordination levels and above we also consider the individual goals.

The Long-Term Incentive Program consists of the Stock Option Plan and the Restricted Stock Plan, and covers the entire executive level of the Company.

Specifically with regard to the compensation of the managers, in accordance with the Brazilian Corporate Law, it is the responsibility of the shareholders to fix annually, in a General Meeting, the global or individual amount of the compensation of the members of the Board of Directors and the Executive Board. Our Bylaws determine that it is the responsibility of the General Shareholders' Meeting to set the annual global compensation of the managers and of the Board of Directors, to carry out the distribution of the values to its members and to the members of the Executive Board.

b.        Composition of compensation

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(i) Elements of compensation and the objectives of each of them:

Board of Directors: The Independent Managers, Shareholders' Managers and the Chairman of the Board receive a fixed monthly compensation. In addition, we grant a package of air tickets on sections operated by GOL. There is no variable compensation program for this level.

Committees: We have five Management Committees, four of them permanent, which advise and support our Board of Directors. We also have a Subcommittee on Accounting, Tax Policies and Financial Statements, which is subordinated to the Statutory Audit Committee and the Company's Board of Directors. The members of the Committees and Sub-Committee shall be entitled to a fee per meeting held. The members of the Board of Directors who participate in our Committees are entitled to an additional compensation per participation.

Audit committee: The Fiscal Directors receive a fixed monthly compensation. There is no variable compensation program for at level.

Statutory Board: The compensation policy of the Executive Board consists of:

☐ Basic monthly salary, consisting of thirteen monthly salaries per year;

Benefits package that includes life insurance, meals, medical assistance, medical check-up, vehicle concession every 36 months, Fuel Voucher, air tickets in sections operated by us and discounts on the purchase of Smiles program miles;

☐ Short-term variable compensation constituted according to the achievement of overall results (EBIT), corporate and individual targets, are paid annually through the Profit Sharing Program, under the terms of Law No. 10101 of December 19, 2000 ("PPR"), or bonuses in accordance with Management's prior resolution.

☐ Long-term Incentive Program granted annually through the Company's Stock Option Plan and Restricted Stock Plan, approved by the Extraordinary General Meeting on July 30, 2020, ("Stock Option Plan" and "Restricted Stock Plan"), the distribution of which is assigned according to indicators of our corporate results, position level and individual performance evaluation.

Our short-term variable compensation defines targets for multiple monthly salaries attributed according to individual result indicators of the Company's Managers and corporate results, and is paid through PPR and/or Bonuses, as defined by management.

The fixed compensation of Statutory and Non-Statutory Managers is defined by using as a reference the market median salary obtained through an annual survey

97

carried out by a specialized consultant, respecting the progressive salary valuation for internal use (promotions) and new proposals for external hiring

The short and long term variable compensation, PPR, Bonuses and the Stock and Stock Option Plan, respectively, aim to encourage managers and employees to contribute substantially to our success.

Non-Statutory Board: The compensation policy for non-statutory managers consists of:

☐	Basic monthly salary, consisting of thirteen monthly salaries per year;
☐	Benefits package that includes life insurance, meals, medical assistance, medical check-up and discounts on air tickets for parts operated by us, discounts on the purchase of Smiles program miles;
☐	Short-term variable compensation established according to the achievement of overall results (EBIT), corporate and individual targets, paid annually through the Profit Sharing Program, under the terms of Law No. 10,101 of December 19, 2000 ("PPR"), or bonuses, as decided by the Management.
☐	Long-term Incentive Program granted annually through the Company's Stock Option Plan and Restricted Stock Plan, approved by the Extraordinary General Meeting on July 30, 2021, ("Stock Option Plan" and "Restricted Stock Plan"), the distribution of which is assigned according to indicators of our corporate results, position level and individual performance evaluation.

Our short-term variable compensation defines potential multiples of monthly salaries assigned according to the individual result indicators of the Company's Managers and corporate results, and is paid through PPR and/or Bonuses, as defined by management. Our Board of Directors may, in exceptional and justified cases, convert the amount to be paid into an equivalent number of hypothetical shares, based on the share price on the date the amount to be paid is defined, and the amount effectively paid is the equivalent of the share price on the date the PPR or Bonus is paid. This option allows us to enhance the alignment between our interests and those of our Managers.

(ii) the proportion of each element in the total compensation:

The average proportions of each compensation element in the year 2020 are shown in the table below, considering our current compensation policy.

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2020	Salary and Pro-Labore	Benefits	Fees and Committee Participation	Short-Term Variable Compensation (PPR)	Stock-based compensation	Charges	Total
Board of Directors	0,00%	8,48%	85,86%	0,00%	0,00%	5,67%	100,00%
Audit committee	0,00%	1,91%	86,11%	0,00%	0,00%	11,98%	100,00%
Committees	0,00%	8,75%	82,58%	0,00%	0,00%	8,67%	100,00%
Statutory Board	26,53%	2,21%	0,00%	0,00%	46,50%	24,76%	100,00%
Non-statutory Board	36,59%	3,02%	0,00%	0,00%	33,74%	26,66%	100,00%

(iii) calculation and adjustment methodology for each of the compensation elements:

The compensation of the members of the Board of Directors and Statutory board is reviewed annually and submitted for approval by the General Meeting.

In the case of Statutory and Non-Statutory Managers, the fixed monthly compensation is adjusted according to a collective agreement defined with the Union and, eventually, there may be an increase in the salary policy, defined by us, by merit.

With regard to short-term variable compensation policies, the calculation of compensation for 2020 was based on the achievement of financial and operating targets. For the year 2021, the payment of short-term variable compensation is also subject to compliance with financial and operating targets established by the Company's management.

Regarding long-term compensation, the Options Plan and the Restricted Shares Plan are managed by the Corporate Governance and Personnel Committee and the Board of Directors, according to the Plan's guidelines.

The Corporate Governance and Personnel Committee annually determines the exercise price of the stock option for each grant, observing the calculation methodology provided by the Options Plan in force. The current Plan determines that the price must be: (a) equal to the weighted average price per volume of shares of the same type recorded on the thirty six (36) months prior to the date of the grant, or (b) fixed by the Board of Directors, with reference to our profitability outlook, the value of shareholders' equity per share, or the Market Value, with the premium or discount allowed in accordance with market conditions.

The description in this form refers to our current Options and Restricted Shares Plans.

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In general, to ensure the best market practices, we conduct annual salary surveys conducted by specialized consultants in order to keep our compensation strategy in line with our objectives and those of our employees, keeping us competitive.

With regard to benefits, we constantly review market practices and periodically, as appropriate, make adjustments to align competitiveness.

(iv) reasons justifying the composition of the compensation:

Our compensation strategy aims at composing short, medium and long term elements that ensure alignment with our objectives, of our employees and managers, keeping it competitive in the market, attractive to retain the best executives and remunerate employees according to the responsibilities assigned to their respective positions. Thus, our compensation strategy aims to position the fixed compensation of our executives at 90% (ninety percent) of the median market wage, the difference being through short- and long-term variable compensation, which are linked to our corporate and individual performance, which can further leverage the gains.

c.        main performance indicators that are taken into account when determining each element of compensation:

For the fixed portion of the compensation, salary surveys conducted by specialized consultants and individual and collective performance indicators are considered, linked to the level of responsibility of the position held. In addition, the professional qualification for the position is considered.

For variable compensation programs, performance indicators are taken into consideration, such as individual performance appraisals and the achievement of corporate goals. We used a set of financial and operating indicators to determine the variable compensation, such as: EBIT, CASK Ex-Fuel, Operational Security (NODSO), Customer Satisfaction Index (NPS) and Individual Performance Assessment.

d.       how compensation is structured to reflect the evolution of performance indicators

The short-term variable compensation is conditioned and determined based on the achievement of a set of corporate indicators, EBIT, CASK Ex-Fuel, Operational Safety (NODSO), Customer Satisfaction Index (NPS) and other individual indicators established for the year. Thus, the overall value of short-term variable compensation is structured and affected by the scope of these indicators.

The long-term incentive plan, consistent with the Stock Option Plan and Restricted Shares, is linked to the valuation of the shares, our perspective of profitability, the value of equity per share, or the market value of the shares, allowing for premium or negative premium due to market conditions in the long term.

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e. how the compensation policy or practice aligns with the Company's short, medium and long term interests.

We aim to keep our professionals' compensation always competitive as compared to the market, in order to attract and retain talent that allows them to achieve their short, medium and long term strategic objectives. In this sense, our compensation strategy reflects mechanisms that encourage our professionals to remain in the organization.

According to this compensation strategy, there is a balance between short-term compensation, based on performance indicators on an annual basis, and medium and long-term compensation (Stock Options and Restricted Stock Plan) in line with our medium and long-term interests.

We thus encourage our employees to meet and exceed the annual targets that are linked to short-term variable compensation and to take medium- and long-term measures that can generate value for us and that will consequently be reflected in the valuation of our shares in the market, and are therefore associated with the Stock Option Plans and Restricted Shares.

f. existence of compensation supported by direct or indirect subsidiaries, controlled companies or controllers

Our statutory and non-statutory board has a compensation package consisting of: fixed annual compensation, short-term variable compensation and stock-based compensation. The compensation is supported by the Company and its subsidiary GOL Linhas Aéreas S.A. No other management body of the Company receives compensation supported by direct or indirect controlled companies or controllers.

g. existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company's corporate control.

There are no compensations or benefits linked to the occurrence of any corporate event involving us, such as disposal of corporate control, and/or the implementation of strategic partnerships.

With regard to the Stock Option Plan and the Restricted Stock Plan, in the event of the merger, consolidation, spin-off or reorganization of the Company, in which we are not the remaining company, or the sale of substantially all our assets, or even in the event of transfer of control, the Plan will end and any option granted until then or restricted stock to be granted will be extinguished, unless otherwise provided for in the deliberative documents of the reorganization.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and executive board, indicating:

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i.	the issuer's bodies and committees that participate in the decision-making process, identifying how they participate.

The Executive Board of People and Culture prepares the individual compensation proposals based on market surveys and submits them to the Corporate Governance and Personnel Committee, which is the body responsible for approving and directing the Board of Directors.

ii.	criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies

The individual compensation is defined on the basis of market research, conducted by specialized consultants, the data are obtained through a set of companies with organizational structure and size similar to GOL. The market median is used as a benchmark for the preparation of proposals.

iii.	how often and how the Board of Directors evaluates the adequacy of the issuer's compensation policy

The evaluation and review of compensation is carried out annually, based on the results of market surveys, by the Corporate Governance and Personnel Committee and then considered by the members of the Board of Directors in meetings specifically for the topic.

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13.2 TOTAL COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE

[Nota para a Gol: confirmar valores para 2021 – total da remuneração diverge do informado no item 2]

2021	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	4	3	16
Number of paid members	7	4	3	14
Annual fixed compensation (in R$)	5.309.629,87	9.366.263,82	499.316,64	15.175.210,32
Salary or pro-labore	3.625.563,08	4.786.428,63	396.000,00	8.807.991,71
Direct or indirect benefits	606.199,68	484.536,23	50.516,64	1.141.252,55
Compensation or participation in committees	765.806,85	-	-	765.806,85
Others:	312.060,26	4.095.298,96	52.800,00	4.460.159,21
Variable compensation	0,00	5.620.889,64	0,00	5.620.889,64
Bonus				0,00
Profit Sharing		5.620.889,64		5.620.889,64
Compensation for participation in meetings				0,00
Committees				0,00
Other				0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation		8.174.998,73		8.174.998,73
Amount of compensation	5.309.629,87	23.162.152,19	499.316,64	28.971.098,69
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2020	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	4	3	16
Number of paid members	7	4	3	14
Annual fixed compensation (in R$)	2.806.272,23	7.703.868,87	293.812,96	10.803.954,06
Salary or pro-labore	1.868.888,72	3.820.670,63	253.000,00	5.942.559,35
Direct or indirect benefits	239.603,23	318.085,31	5.612,96	563.301,50
Compensation or participation in committees	519.806,78	-	-	519.806,78
Others:	177.973,50	3.565.112,93	35.200,00	3.778.286,43
Variable compensation	0,00	0,00	0,00	0,00
Bonus				0,00
Profit Sharing		0,00		0,00
Compensation for participation in meetings				0,00
Committees				0,00
Other				0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation		6.695.727,40		6.695.727,40
Amount of compensation	2.806.272,23	14.399.596,27	293.812,96	17.499.681,46
2019	Board of Directors	Statutory Board	Audit committee	Total
Number of members	8,75	4,17	3	15,92
Number of paid members	6	5	3	14
Annual fixed compensation (in R$)	3.862.739,09	10.106.486,99	513.681,20	14.482.907,27
Salary or pro-labore	2.541.563,08	5.519.895,18	396.000,00	8.457.458,26
Direct or indirect benefits	587.201,40	1.094.339,06	48.481,20	1.730.021,66
Compensation or participation in committees	515.114,35	-	-	515.114,35
Others:	218.860,26	3.492.252,75	69.200,00	3.780.313,00
Variable compensation	0,00	5.781.782,21	0,00	5.781.782,21
Bonus	-	-	-	0,00
Profit Sharing	-	5.781.782,21	-	5.781.782,21
Compensation for participation in meetings	-	-	-	0,00
Committees	-	-	-	0,00
Other	-	-	-	0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation	-	11.748.178,28	-	11.748.178,28
Amount of compensation	3.862.739,09	27.636.447,48	513.681,20	32.012.867,77
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2018	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	5	3	17
Number of paid members	6	5	3	14
Annual fixed compensation (in R$)	4.304.028,30	11.354.035,57	330.583,24	15.988.647,10
Salary or pro-labore	2.964.563,08	6.405.338,75	264.621,03	9.634.522,86
Direct or indirect benefits	343.122,00	1.430.539,50	13.038,00	1.786.699,50
Compensation or participation in committees	776.082,96	0,00	0,00	776.082,96
Others:	220.260,26	3.518.157,32	52.924,21	3.791.341,78
Variable compensation	0,00	6.251.774,02	0,00	6.251.774,02
Bonus				0,00
Profit Sharing		6.251.774,02		6.251.774,02
Compensation for participation in meetings				0,00
Committees				0,00
Other				0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation		5.207.742,35		5.207.742,35
Amount of compensation	4.304.028,30	22.813.551,94	330.583,24	27.448.163,47

The number of members of each body corresponds to the annual average of the number of members of each body counted monthly.

Audit committee was first established on April 2018, and then being established again on April 2019 and 2020.

* Considering the remission of payroll in accordance with legislation and the incidence of labor and tax charges on the transfer of restricted shares granted in April/2017.

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13.3 VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE

2018	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	5	3	17
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in income	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	6.251.774,02	N/A	6.251.774,02
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	12.787.288,11	N/A	12.787.288,11
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	10.229.830,49	N/A	10.229.830,49
Value actually recognized in profit or loss	N/A	6.251.774,02	N/A	6.251.774,02

2019	Board of Directors	Statutory Board	Audit committee	Total
Number of members	8,75	4,17	3	15,92
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in profit or loss	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	5.781.782,21	N/A	5.781.782,21
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	11.983.716,73	N/A	11.983.716,73
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	9.586.973,39	N/A	9.586.973,39
Value actually recognized in income	N/A	5.781.782,21	N/A	5.781.782,21

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2020	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	4	3	16
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in profit or loss	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	0	N/A	0
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	7.805.786,64	N/A	7.805.786,64
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	6.244.629,31	N/A	6.244.629,31
Value actually recognized in income	N/A	0	N/A	N/A

2021	Board of Directors	Statutory Board	Audit committee	Total
Number of members	0	0	0	0
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in profit or loss	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
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Maximum amount foreseen in the compensation plan	N/A	7.026.112,06	N/A	7.026.112,06
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	5.620.889,64	N/A	5.620.889,64
Value actually recognized in income	N/A	N/A	N/A	N/A

** The variable compensation is conditional on the achievement of the established goals, which may represent an increase of no more than 25% of the Expected Value, if all the goals are achieved. If individual targets are not exceeded, the maximum variable compensation payment does not apply

Board of Directors: The Independent Managers, Shareholders' Managers and the Chairman of the Board receive a fixed monthly compensation. Furthermore, we granted a package of air tickets on sections operated by GOL. There is no variable compensation program for this level.

Audit committee: the Fiscal Managers receive a fixed monthly compensation. In addition, we granted a package of air tickets on sections operated by GOL. There is no variable compensation program for this level. Audit committee was first established on April 2018 and then on April 2019 and 2020.

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13.4 STOCK-BASED COMPENSATION PLAN FOR THE BOARD OF DIRECTORS AND STATUTORY BOARD

a.       general terms and conditions

In an Extraordinary General Meeting held on July 30, 2020, our shareholders approved the Stock Option Plan - Long Term Incentive Plan, as well as the Restricted Stock Plan - Long Term Incentive Plan. The Plans are administered by our Corporate Governance and Personnel Committee and by the Board of Directors and establish the general conditions for granting stock options and awards issued by us to selected individuals, at the discretion of the Committee, who are holding the positions of vice president, manager, or, in the case of the Restricted Shares Plan, other managerial level employees, ours or of our subsidiaries; as set forth in these Plans. The Stock Option Plan and the Restricted Stock Plan are valid for 10 years from the date of the Grant of the Stock Option or Restricted Stock to the Beneficiaries~~.~~

The granting of stock options and awards to the Participants selected by the aforementioned Committee is carried out annually, following performance criteria, linked to the Management Cycle, establishing the maximum total number of options and awards to be granted to the beneficiaries for each exercise, observing what determines the Stock Option Plan and Restricted Shares, and any penalties and restrictions additional to those provided for in the referred Plans. The Corporate Governance and Personnel Committee has wide powers to take the necessary and appropriate measures to manage the Plans. The deliberations of the Committee are final and have binding effect with respect to matters related to the Plans, except with respect to certain matters that are subject to ratification by the Board of Directors, such as: the total number of options and shares to be granted each calendar year.

Under the terms of the Plans, the Corporate Governance and Personnel Committee may grant differentiated treatment to certain participants, in justified cases and subject to ratification by the Board of Directors, and provided that the basic principles of the Plans are not affected. The Committee may also include new participants in plans already approved and still in force, granting them options or granting them actions that it deems appropriate, respecting the annual limits established by the Board of Directors and the other conditions provided for in the Plans.

In the exercise of its powers, certain decisions of the Committee are subject to ratification by the Board of Directors, within the limits established by law, applicable regulations, plans and guidelines established by our shareholders at a general meeting. Omissions are regulated by the Board and the Shareholders' General Meeting is consulted when appropriate.

b.       Main objectives of the Plan

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The Stock Option Plan and the Restricted Stock Plan have the purpose of allowing the executives elected as Beneficiaries ("Eligible Persons") to acquire or receive Shares in order to: (a) stimulate the expansion, success and achievement of the Company's corporate objectives; (b) align the interests of the Company's shareholders with those of the Eligible Persons; and (c) enable the Company or other companies under its control to attract and keep the Eligible Persons bound to it.

c.       how the plan contributes to these purposes

The Stock Option Plan consists of the grant of Stock Options, in accordance with the rules, pre-established in this Plan, concerning the price of the exercise of the Options and the terms of this exercise. To contribute to its purposes, this Plan determines (i) vesting periods for the exercise of the Options and (ii) that, should the Beneficiaries resign from the Company or from a company under its control, as applicable, for any reason, all the Options that have been granted but are not yet exercisable on the day of the resignation, shall be automatically extinguished, regardless of prior notice or indemnity. Furthermore, the gains of the Beneficiaries of this Plan, through the exercise of the Options, are directly related (i) to the valuation of the shares issued by the Company and owned by the Beneficiaries, after the granting of the Options and (ii) to the permanence of the Beneficiaries in their positions, and both situations encourage the Beneficiary to act in order to seek the expansion and success of the Company.

In order to contribute to its objectives, the Restricted Shares Plan determines that the transfer of the Restricted Shares must respect the Vesting period of 03 (three) years counted from the Date of grant. Also, concerning withdrawal of the Beneficiaries from the Company or from a company under its control, as the case may be, in case the withdrawal occurs in the interest of the Company, for any reason other than just cause, the Beneficiary holding Bonuses whose Vesting period has not expired on the day of withdrawal will have the right to receive a number of Restricted Shares proportional to the period elapsed from the Vesting period, calculated in number of months. In the event that the Beneficiaries' termination occurs in the interest of the Beneficiary or in the interest of the Company as a result of just cause termination, all Awards that have been granted and whose Vesting periods have not exhausted on the day of termination shall be automatically cancelled. Furthermore, it should be noted that the value of the gains of the Beneficiaries of the Restricted Shares Plan is directly related to: (i) the valuation of the Company's shares after the transfer of the Restricted Shares. As there is no financial consideration by the beneficiary, the final financial benefit realized is the value of the shares as quoted on the stock exchange at the time of the transfer; and (ii) permanence in his position, with both situations encouraging the Beneficiary to act in order to seek the expansion and success of the Company.

d.       how the plan fits into the Company's compensation policy

The Company's Stock Option Plan and Restricted Stock Plan contribute considerably in the composition of the total compensation of the Company's managers and, in this sense, strongly attach the individual performance to its objectives, since the managers have an

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additional incentive to implement medium and long term actions that generate added value for us and that will be reflected in the valuation of their shares in the market, besides being instruments of strong power of attraction and retention of talents.

Options granted under the previous plan shall remain in force and shall be governed by the plan in force at the time of their grant.

e.       how the plan aligns the interests of the management and the Company in the short, medium and long term

In the short term, both the Stock Option Plan and the Restricted Stock Plan align the interests of the Beneficiaries with those of the Company by splitting the individual objectives of the Company's annual goals. Furthermore, these Plans strongly attach the individual performance of the Beneficiary with the objectives of the Company, since the Beneficiaries have an additional incentive to implement medium and long-term actions that generate added value for the Company and that will therefore be reflected in the market valuation of the shares issued by the Company and the ownership of the Beneficiary. Furthermore, these Plans are instruments of strong power to attract and retain talent in the Company.

f./ g. maximum number of shares covered and maximum number of options to be granted

The Options granted under the Stock Option Plan, in addition to the Prizes (rights to receive preferred shares issued by the Company under the terms of the Restricted Stock Plan, as defined below) granted under the terms of the Long-Term Incentive Plan - Gol's Restricted Stock Plan, approved by the Extraordinary General Meeting of the Company held on July 30, 2020 ("Restricted Stock Plan"), may grant rights over a number of shares not exceeding, at any time, five percent (5%) of the shares issued by the Company. If the Options granted are not exercised, the shares to which they refer will not be computed again in the number of shares included in this Plan.

For the year 2020, 760,986 Stock Options were granted under the terms of the Long-Term Incentive Plan - Stock Option ("Options"). The date of grant of Options for all purposes was April 30, 2020 ("Date of grant"), as approved by the Corporate Governance and Personnel Committee.

Regarding the Shares, for the fiscal year 2020, 47,711 Shares were granted in addition to the amount approved by the Board of Directors of the Company at the meeting of July 30, 2020. In this regard, a meeting of the Board of Directors of the Company will be called in due course in order to rectify the number of Shares granted in fiscal year 2020 and to ratify the acts performed by the Company's management, in particular, the granting of Shares by the Corporate Governance and Personnel Committee.

For the year 2020, the date of grant of Stock Options and Restricted Stock Awards to the beneficiaries of each Plan, for all purposes, is April 30, 2020 ("Date of Grant"), as approved by the Corporate Governance and Personnel Committee. In the case of the Restricted

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Shares Plan, there are no options to be granted, but shares to be granted, as defined below.

h.       conditions of purchase of shares

In the Stock Option Plan, each Option will entitle the Beneficiary to acquire 01 (one) Share, subject to the terms and conditions established in the respective Adhesion Contract (a private instrument entered into between the Company and the Beneficiary, by means of which the Beneficiary will adhere to the terms and conditions of the Plan).

The Internal Evaluation Committee shall establish, annually or when it deems convenient and as approved by the Committee of Persons and the Board of Directors, the criteria for granting Options for each category of Beneficiary in order to achieve the objectives of the Plan. Unless otherwise resolved by the Committee or the Board of Directors, the criteria for granting Options shall establish the following, subject to the general criteria established in the Plan:

(i)       the maximum total number of Options to be granted to the Beneficiaries, for each fiscal year;

(ii)       the Beneficiaries to whom Options will be granted under the Plan;

(iii)       the calculation of the exercise price of the Options and the terms of their payment;

(iv)       any restrictions additional to those provided for in the Plan to the shares subscribed through the exercise of the Options; and

(v)       possible penalties.

In addition to the general terms and conditions set forth in the Plan and in the criteria for granting the Option, the terms and conditions of each Option granted to each Beneficiary shall be established by the signature of Terms of Adhesion between the Company and the Beneficiaries.

The Committee, subject to the approval of the Board of Directors, may subject the exercise of the Option to certain conditions, as well as impose restrictions on the transfer of the Acquired shares with the exercise of the Options, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Beneficiary of these same Shares.

In the case of the Restricted Shares Plan, there will be no acquisition of shares issued by the Company covered by the Restricted Shares Plan, but the concession without consideration of such shares.

Each Award will entitle the Beneficiary to receive one (1) Restricted Share, subject to the terms and conditions set forth in the respective Term of Adhesion (private instrument entered into between the Company and the Beneficiary, through which the Beneficiary adheres to the terms and conditions of the Restricted Shares Plan).

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The Internal Evaluation Committee shall establish, annually or when it deems convenient and as approved by the Committee, the Award Criteria for each category of Beneficiaries in order to achieve the objectives of this Restricted Shares Plan.

Unless otherwise resolved by the Committee or the Board of Directors, the Award Criteria shall establish the following, in compliance with the general criteria established in this Restricted Shares Plan:

(i)       the maximum total number of Awards will be granted to the Beneficiaries, for each fiscal year;

(ii)       the Beneficiaries in favor of whom the Awards will be granted under the Restricted Shares Plan;

(iii)       any restrictions in addition to those provided for in this Restricted Shares Plan to the Restricted Shares received; and

(iv)       possible penalties.

The number of Awards to be granted to each Beneficiary, in each fiscal year, will be defined according to a methodology to be determined by the Committees (which means, jointly, the Internal Evaluation Committee and the Corporate Governance and Personnel Committee).

In addition to the general terms and conditions set forth in this Restricted Shares Plan and in the Award Criteria, the terms and conditions of each Award granted to each Beneficiary shall be established upon the execution of Terms of Adhesion between the Company and the Beneficiaries.

The Corporate Governance Committee and Persons, subject to the approval of the Board of Directors, may subject the granting of the Prize to certain conditions, as well as impose restrictions on the transfer of the Restricted Shares to which the Beneficiaries are entitled, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Beneficiary of these same Restricted Shares.

i.       criteria for setting the acquisition or exercise price

The exercise price of the Options in the Stock Option Plan shall be calculated based on the average price, weighted by volume, of shares of the same type recorded on the thirty six (36) trading sessions prior to the Date of grant, which is the date on which the Board of Directors shall determine the number of Options to be granted to the Beneficiaries.

The exercise price shall be paid by the holders of the Options in cash or, exceptionally, under other conditions determined by the Committee, subject to the minimum realization provided for by law in the case of issuance of new shares.

In the case of the Company's Restricted Shares Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the date of the grant of each year, the fair price set for 3 (three) years is used. The Restricted Shares Plan consists

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of the right of the Beneficiary to exercise the Restricted Shares at the end of the vesting period. The market price of the shares on the date of transfer is used as a measure of this benefit. For the purpose of awarding the Prize, the Company shall not establish a price at the time of award. Likewise, the Company shall not charge any amount as a price at the time of settlement of the Award, pursuant to Item 9 of the Restricted Shares Plan. The objective of the Restricted Shares Plan is to confer on the Beneficiary the economic effect of holding the Restricted Shares during the vesting period.

j. criteria for setting the exercise period

With respect to the Stock Option Plan, without prejudice to the other terms and conditions established in the respective Terms of Adhesion, the Options shall become exercisable for the period between the Date of grant and the dates specified below, as follows:

(i)       Twenty percent (20%) of the Options may be exercised after the 1st anniversary of the Date of Grant;

(ii)       Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Granting Date;

(iii)       Thirty percent (30%) of the Options may be exercised after the 3rd anniversary of the Date of Grant; and

(iii)       Thirty percent (30%) of the Options may be exercised after the 4rd anniversary of the Date of grant.

The exercise of all the Options granted shall only be permitted after a minimum period of four (4) years from the Date of Grant.

The Stock Option Plan came into effect upon approval by the Company's General Meeting and will remain in effect for a period of ten (10) years from that approval.

In the case of the Restricted Shares Plan, there is no deadline for the exercise of options, but a deadline for the delivery of the Restricted Shares. Without prejudice to the other terms and conditions established in the respective Terms of Adhesion, the transfer of all the Restricted Shares arising from the Awards granted shall only be permitted after the expiry of a minimum period of three (03) years from the Date of grant.

The Restricted Shares Plan came into force upon approval by the Company's General Meeting, dated July 30, 2020, and shall remain in force for a period of ten (10) years from that date.

k.        settlement form

In the Stock Option Plan, the Options will be settled through the delivery of Shares by the Company to the Beneficiaries or compulsorily after 10 years, if not exercised by the beneficiary. In order to satisfy the exercise of the Options under the Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the limit of the authorized capital or sell shares held in treasury.

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Concerning the Restricted Shares Plan, there is no settlement of the options, but liquidation of the Premiums. The Prizes will be settled through the delivery of Restricted Shares by the Company to the Beneficiaries. The Company may, at the discretion of the Board of Directors, transfer to the Beneficiaries the preferred shares issued by the Company and held in treasury.

l.        restrictions on transfer of shares

Concerning Stock Option Plan, the Committee may establish restrictions on the transfer of the Shares, as well as establish preemptive rights, prices and conditions for their repurchase, including those shares that may be acquired by virtue of bonus, splits, subscription or any other form of acquisition, provided that such rights of the holder have originated from this Plan.

Regarding the Restricted Shares Plan, the Committee may establish restrictions to the transfer of the Restricted Shares, as well as establish preemptive right, price and conditions for their repurchase, including those shares that may be acquired by virtue of bonus, split, subscription or any other form of acquisition, provided that such rights of the holder have originated from the Restricted Shares Plan. All transfers of restricted shares determined by this Plan presuppose the respective agreement of the Beneficiaries

m.       criteria and events which, when verified, will lead to the suspension, amendment or termination of the plan

In both the Stock Option Plan and the Restricted Stock Plan, the Company's General Meeting shall be exclusively responsible for modifying these Plans, as well as creating new performance plans or incentives based on the granting of options or on the grant of awards issued by the Company. In addition, any significant legal changes concerning regulation of corporations, public companies, labor legislation and/or the tax effects of a call option plan or incentive plan based on the grant of awards may lead to the full revision of these plans, which will be submitted to the Meeting.

The Stock Option Plan and the Restricted Stock Plan may be terminated, at any time, by decision of the General Meeting or on the occurrence of the following events:

(i)       reorganization of the Company, as defined below;

(ii)       dissolution or liquidation of the Company;

(iii)       cancellation of the public company registration;

(iv)       End of validity; or

(v)       shareholders' resolution to extinguish the Plan.

Reorganization of the Company is considered as: the incorporation, merger, spin-off or reorganization of Gol, in which the remaining company is not Gol or a company of Grupo Gol, or the substantial sale of all assets of the Company, or the transfer of control of the Company.

115

There is no provision for the suspension of the Stock Option Plan or the Restricted Shares Plan.

n.        effects of the departure of the manager from the Company's bodies on the manager’s rights under the stock and option-based compensation plan

No provision of the Plan confers rights on the beneficiaries regarding the guarantee of permanence as the employee or service provider, as well as of our subsidiaries, or will in any way interfere with our rights or those of our subsidiaries, subject to the legal conditions and those of the employment contract or service agreement, as the case may be, to terminate at any time the professional relationship with the Participant. Nothing in the Plan shall confer on any holder of an option any right to remain in office until the end of his/her term as Manager or member of the administration, or in any way interfere with our or our subsidiaries' right to remove him/her from office, nor shall it guarantee his/her right to re-election to the position.

With respect to the Options Plan, in the event of termination by us, our subsidiary or the Participant for any reason whatsoever, except for just cause, all options and shares which have been granted to it and which are not yet exercisable shall automatically lapse, irrespective of prior notice or indemnity. However, the option holder shall have the right to exercise the options already exercisable on the date of withdrawal within an non-extendable period of ninety (90) days from the date of withdrawal and upon payment in cash. Furthermore, if the shares subscribed or acquired under the Plan are not fully paid or paid for, the participant will have a period of ninety (90) days from withdrawal to make full payment or will have the number of shares reduced in proportion to the amount effectively contributed or paid.

Regarding the Restricted Shares Plan, in case of withdrawal of the beneficiaries due to the Company's interest, except for just cause, the beneficiary will have the right to review a number of Restricted Shares proportional to the period transferred from the vesting period.

In the event of the withdrawal of the holder of options, shares or of its subsidiary due to just cause, all the options granted to him/her, but not yet exercisable, shall automatically expire, regardless of prior notice or compensation. However, the option holder shall have the right to exercise the options already exercisable on the date of withdrawal, and against payment in cash. No provision of the Stock Option Plan or Restricted Stock Plan shall confer rights to the Beneficiaries regarding the guarantee of permanence as manager or employee of the Company or companies under its control or interfere in any way with the right of the Company or companies under its control, subject to the legal conditions and those of the employment agreement, to terminate at any time the relationship with the Beneficiaries. No provision in the aforementioned Plans shall confer on the Beneficiaries any rights related to their permanence until the end of their term of office as Vice-President, Manager or member of the administration, or in any way interfere with the right of the Company or of companies under its control to remove them from office, nor shall it ensure the right to their re-election to the position.

116

In the event that the Withdrawal of the Beneficiaries from the Options Plan and/or the Restricted Shares Plan occurs in the interest of the Beneficiaries or as a result of just cause, all the Options and Premiums granted to the Beneficiaries and which are within the Vesting period will automatically expire automatically, regardless of prior notice or indemnification.

117

13.5 IN REGARD TO THE STOCK-BASED COMPENSATION RECOGNIZED IN THE RESULT OF THE 3 LASR FISCAL YEARS AND THE CURRENT FISCAL YEAR OF THE BOARD OF DIRECTORS AND THE STATUTORY BOARD

2020	Board of Directors	Statutory Board
Number of members	N/A	4
Number of compensated members	N/A	4
In regard to each grant of shares/options		2018	2018	2019	2020	2020
Grants	N/A	14th grant	14th grant - AR (d)	15th grant	16th grant - AR (d)	16th grant
Date of grant	N/A	05/24/2018	05/24/2018	12/11/2019	04/30/2020	04/30/2020
Number of granted options/shares	N/A	295.723	183.297	595.040	275.627	261.757
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 20% in 2nd year 30% in 3rd year 30% in 4th year
Maximum period for exercising options	N/A	05/01/2028	N/A (c)	05/01/2029	N/A (c)	05/01/2030
Restriction period for the transfer of shares	N/A	N/A	05/01/2021	N/A	05/01/2023	N/A
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$20,18	N/A (e)	R$25,40	N/A (e)	R$20,57
Lost during the Fiscal Year (b)	N/A	R$20,18	N/A (f)	R$25,40	N/A (f)	R$20,57
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$12,68	N/A (c)	R$12,10	N/A (c)	R$12,10
Potential dilution in case of exercise of all options granted (a)	N/A	0,08%	0,05%	0,17%	0,08%	0,07%
118

2019	Board of Directors	Statutory Board
Number of members	N/A	4,16
Number of compensated members	N/A	4,16
In regard to each grant of shares/options		2016	2016	2017	2017	2018	2018	2019
Grants	N/A	12th grant	12th grant - AR (d)	13th grant	13th grant - AR (d)	14th grant	14th grant - AR (d)	15th grant
Date of grant	N/A	06/30/2016	06/30/2016	08/08/2017	08/08/2017	05/24/2018	05/24/2018	12/11/2019
Number of granted options/shares	N/A	3.139.970	1.052.453	377.992	351.239	295.723	183.297	595.040
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year
Maximum period for exercising options	N/A	05/01/2026	N/A (c)	05/01/2027	N/A (c)	05/01/2028	N/A (c)	05/01/2029
Restriction period for the transfer of shares	N/A	N/A	05/01/2019	N/A	05/01/2020	N/A	05/01/2021	N/A
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$2,62	N/A (e)	R$8,44	N/A (e)	R$20,18	N/A (e)	R$25,40
Lost during the Fiscal Year (b)	N/A	R$2,62	N/A (f)	R$8,44	N/A (f)	R$20,18	N/A (f)	R$25,40
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$1,24	N/A (c)	R$7,91	N/A (c)	R$12,68	N/A (c)	R$12,10
Potential dilution in case of exercise of all options granted (a)	N/A	0,89%	0,30%	0,11%	0,10%	0,08%	0,05%	0,17%
119

2018	Board of Directors	Statutory Board
Number of members	N/A	5
Number of compensated members	N/A	5
In regard to each grant of shares/options		2015	2015	2016	2016	2017	2017	2018	2018
Grants	N/A	11th grant	11th grant - AR (d)	12th grant	12th grant - AR (d)	13th grant	13th grant - AR (d)	14th grant	14th grant - AR (d)
Date of grant	N/A	08/11/2015	04/30/2015	06/30/2016	06/30/2016	08/08/2017	08/08/2017	05/24/2018	05/24/2018
Number of granted options/shares	N/A	847.243	299.734	3.139.970	1.052.453	377.992	351.239	295.723	183.297
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year
Maximum period for exercising options	N/A	01/05/2025	N/A (c)	01/05/2026	N/A (c)	05/01/2027	N/A (c)	05/01/2028	N/A (c)
Restriction period for the transfer of shares	N/A	N/A	05/01/2018	N/A	05/01/2019	N/A	05/01/2020	N/A	05/01/2021
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$9,35	N/A (e)	R$2,62	N/A (e)	R$8,44	N/A (e)	R$20,18	N/A (e)
Lost during the Fiscal Year (b)	N/A	R$9,35	N/A (f)	R$2,62	N/A (f)	R$8,44	N/A (f)	R$20,18	N/A (f)
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$3,37	N/A (c)	R$1,24	N/A (c)	R$7,91	N/A (c)	R$12,68	N/A (c)
Potential dilution in case of exercise of all options granted (a)	N/A	0,24%	0,08%	0,89%	0,30%	0,11%	0,10%	0,08%	0,05%
120

2017	Board of Directors	Statutory Board
Number of members	N/A	5
Number of compensated members	N/A	5
In regard to each grant of shares/options		2014	2014	2015	2015	2016	2016	2017	2017
Grants	N/A	10th grant	10th grant - AR (d)	11th grant	11th grant - AR (d)	12th grant	12th grant - AR (d)	13th grant	13th grant - AR (d)
Date of grant	N/A	08/12/2014	08/12/2014	08/11/2015	04/30/2015	06/30/2016	06/30/2016	08/08/2017	08/08/2017
Number of granted options/shares	N/A	350.795	245.975	847.243	299.734	3.139.970	1.052.453	377.992	351.239
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year
Maximum period for exercising options	N/A	05/01/2024	N/A (c)	05/01/2025	N/A (c)	05/01/2026	N/A (c)	05/01/2027	N/A (c)
Restriction period for the transfer of shares	N/A	N/A	05/01/2017	N/A	05/01/2018	N/A	05/01/2019	N/A	05/01/2020
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$11,31	N/A (e)	R$9,35	N/A (e)	R$2,62	N/A (e)	R$8,44	N/A (e)
Lost during the Fiscal Year (b)	N/A	R$11,31	N/A (f)	R$9,35	N/A (f)	R$2,62	N/A (f)	R$8,44	N/A (f)
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$7,98	N/A (c)	R$3,37	N/A (c)	R$1,24	N/A (c)	R$7,91	N/A (c)
Potential dilution in case of exercise of all options granted (a)	N/A	0,10%	0,07%	0,24%	0,09%	0,90%	0,30%	0,11%	0,10%

Note(a): For the calculations regarding the potential dilution in the table above, we have considered the Company's shareholder basis as of December 31, 2020, net of shares held in treasury.

Note (b): refer to options cancelled as a result of the withdrawal of the participant from the Company.

Note (c): the shares are fully transferred to the beneficiary upon completion of the 3-year vesting period.

Note (d): Restricted Shares plan.

Note (e): the Company did not set a price at the time the prizes were granted.

Note (f): In the Restricted Shares plan none exercise price, awards are granted which consist of the beneficiary's right to receive Restricted Shares at the end of the vesting period.

121

13.6 REGARDING THE OUTSTANDING OPTIONS OF THE BOARD OF DIRECTORS AND STATUTORY BOARD AT THE END OF THE LAST FISCAL YEAR:

2020	Board of Directors	Statutory Board
Number of members	N/A	4
Grants	N/A	14th grant - SOP	14th grant - AR (a)	15th grant - SOP	16th grant – AR (a)	16th grant - SOP
Options not yet exercisable
Amount	N/A	236.578	183.297	595.040	275.628	261.757
Date they will become exercisable	N/A	88.717 options on 05/01/2020 147.862 options on 05/01/2021	None (b)	119.008 options on 05/01/2020 178.152 options on 05/01/2021 297.520 options on 05.01.2022	None (b)	52.351 options on 05/01/2021 52.351 options on 05/01/2022 78.527 options on 01/05/2023 78.527 options on 01/05/2024
Maximum term for exercise	N/A	05/01/2028	None	05/01/2029	None	05/01/2030
Restriction period for the transfer of shares	N/A	None	05/01/2021	None	05/01/2021	None
Weighted average price for the year	N/A	R$8,44	N/A (c)	R$20,18	N/A (c)	R$20,57
Fair value of options on the last day of the fiscal year	N/A	R$4.774.270,40	N/A	R$15.114.016,00	N/A	R$5.384.341,49
Exercisable options
Amount	N/A	59.145	N/A	N/A	N/A	52.341
Maximum term for exercise	N/A	05/01/2028	None	05/01/2029	None	05/01/2029
Restriction period for the transfer of shares	N/A	None	01/05/2027	None	01/05/2028	None
Weighted average price for the year	N/A	R$20,18	N/A (c)	R$25,40	N/A (c)	R$20,57
Fair value of options on the last day of the fiscal year	N/A	R$1.93.567,60	N/A	N/A	N/A	R$ 1.076.868,30
Fair value of total options on the last day of the fiscal year	N/A	R$5.967.838,00	N/A	R$15.114.016,00	N/A	R$6.461.209,79

Note (a): Restricted stock plan.

Note (b): The shares are fully transferred to the beneficiary when the 3-year grace period is completed.

Note (c): There is no strike price for restricted stock plans.

122

13.7        Regarding the options exercised and shares delivered related to the share-based compensation of the Board of Directors and the Statutory Executive Board, in the last 3 fiscal years:

2020	Board of Directors	Statutory Board
Number of members	N/A	4
Number of paid members	N/A	4
Grants	N/A	12th grant	12th grant - AR	13th grant - AR	14th grant	14th grant - AR
Exercised options
Number of Actions	N/A	61.770	N/A	N/A	N/A	N/A
Weighted average price for the year	N/A	R$2,62	N/A	N/A	N/A	N/A
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$3.685.246	N/A	N/A	N/A	N/A
Shares delivered
Number of Actions	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average purchase price	N/A	N/A	N/A	N/A	N/A	N/A
Total difference between the acquisition price and the market value of the acquired shares	N/A	N/A	N/A	N/A	N/A	N/A

2019	Board of Directors	Statutory Board
Number of members	N/A	4,16
Number of paid members	N/A	4,16
Grants	N/A	6th grant	8th grant	8th grant - AR	12th grant	12th grant - AR
Exercised options
Number of Actions	N/A	50.561	10.280	N/A	1.379.728	N/A
Weighted average price for the year	N/A	R$37,62	R$12,81	N/A	R$2,62	N/A
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$311.961,37	R$235.524,20	N/A	R$42.483.202,02	N/A
Shares delivered
Number of Actions	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average purchase price	N/A	N/A	N/A	N/A	N/A	N/A
Total difference between the acquisition price and the market value of the acquired shares	N/A	N/A	N/A	N/A	N/A	N/A
123

2018	Board of Directors	Statutory Board
Number of members	N/A	5
Number of paid members	N/A	5
Grants	N/A	11th grant	11th grant - AR	12th grant	12th grant - AR	13th grant	13th grant - AR
Exercised options
Number of Actions	N/A	155.649	N/A	30.000	N/A	N/A	N/A
Weighted average price for the year	N/A	R$9,35	N/A	R$2,62	N/A	N/A	N/A
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$1.015.381,77	N/A	R$659.100	N/A	N/A	N/A
Shares delivered
Number of Actions	N/A	N/A	299.734	N/A	N/A	N/A	N/A
Weighted average purchase price	N/A	N/A	R$9,35	N/A	N/A	N/A	N/A
Total difference between the acquisition price and the market value of the acquired shares	N/A	N/A	R$5.820.841,67	N/A	N/A	N/A	N/A

2017	Board of Directors	Statutory Board
Number of members	N/A	5
Number of paid members	N/A	5
Grants	N/A	10th grant	10th grant - AR	11th grant	11th grant -AR	12th grant	12th grant - AR
Exercised options
Number of Actions	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price for the year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares delivered
Number of Actions	N/A	N/A	202.093	N/A	N/A	N/A	N/A
Weighted average purchase price	N/A	N/A	R$10,69	N/A	N/A	N/A	N/A
Total difference between the acquisition price and the market value of the acquired shares	N/A	N/A	R$2.160.378	N/A	N/A	N/A	N/A

124

13.8 INFORMATION NECESSARY TO UNDERSTAND THE DATA DISCLOSED IN ITEMS 13.5 TO 13.7 - METHOD FOR PRICING THE VALUE OF SHARES AND OPTIONS

a.       pricing model

The fair value of stock options was estimated at the grant date using the Black-Scholes option pricing model. The Black-Scholes model is an econometric model commonly used for valuing this type of asset, and calculates the fair value of an option based on certain assumptions such as the probability of distribution of the underlying asset, the option exercise price, the risk-free interest rate, the expected dividends for the underlying asset, and the maturity of the option.

In the case of the Company's Restricted Shares Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the date of each grant, the average value, weighted by volume, of shares of the same type from the last 36 months trading sessions prior to the grant date is used and these are granted for the last three concessions. The Restricted Shares Plan consists of the right of the Beneficiary to exercise the Restricted Shares at the end of the vesting period.  The market price of the shares on the date of transfer is used as a measure of this benefit. For the purpose of awarding the Prize, the Company shall not establish a price at the time of award.  Likewise, the Company shall not charge any amount as a price at the time of settlement of the Premium. The objective of the Restricted Shares Plan is to confer on the Beneficiary the economic effect of holding the Restricted Shares during the vesting period.

b.       data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option lifetime, expected dividends, and the risk-free interest rate

The assumptions used in the Black-Scholes option pricing model for determining fair value are as follows:

Model assumptions	Assumptions used
Calculation Date	In accordance with CPC 10 R1 - Stock-based Payment, the stock options were measured on the date of grant of the respective plan.
Share price	It was determined using as a basis the weighted average of the last 36 (thirty-six) months object of the option on the grant date of the respective plan.
Exercise price	The exercise price of the options is determined by the average price of shares traded on the stock exchange by the Company, weighted by volume and recorded in the 36 (thirty-six) months prior to the grant date of the respective plan.
125

Expected Volatility	The expected volatility is based on the historical volatility of 252 business days of the Company's publicly traded shares.
Duration of the option	For all plans granted by the Company, the duration is 10 years from the date of grant.
Expected Dividends	The dividend distribution rate (or dividend yield) represents the ratio of the dividend per share paid in a given period to the market price of the share determined at the date of the option pricing.
Risk-free interest rate	The risk-free rates were obtained from the Central Bank of Brazil and refer to the effective rates of the Special System of Settlement and Custody (Selic) in effect on the respective plan grant dates.

In addition to those aforementioned, the assumptions associated with the pricing model were also assumed that the returns associated with the share are normally distributed, that there is no arbitration in the market and that volatility is constant over time.

Considering the aforementioned premises and the dates of grant of options, we have the following information:

126

Facts and Assumptions	8th grant	8th grant - AR	9th grant	9th grant - AR	10th grant	10th grant - AR	11th grant	11th grant - AR	12th grant	12th grant - AR	13th grant	13th grant - AR
Date of Grant	10/19/2012	10/19/2012	05/13/2013	05/13/2013	08/12/2014	08/12/2014	08/11/2015	08/11/2015	09/30/2016	09/30/2016	08/08/2017	08/08/2017
Option exercise price	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)	08/08/2017	08/08/2017
Weighted average stock price in the market	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)	8,44	N/A (*)
Fair value of the option at the grant date	5,32	9,7	6,54	12,76	7,98	11,31	3,37	9,35	1,24	2,62	8,44	N/A (*)
Estimated Share Price Volatility	52,25%	52,25%	46,91%	46,91%	52,66%	52,66%	55,57%	55,57%	98,20%	98,20%	7,91	8,44
Expected dividend	0,0226	(*)	0,02	(*)	0,0327	(*)	0,0506	(*)	6,59%	(*)	80,62%	80,62%
Risk-free rate of return	9,00%	9,00%	7,50%	7,50%	11,00%	11,00%	13,25%	13,25%	14,25%	14,25%	1,17%	(*)
Duration of the option (in years)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	11,25%	11,25%
											10	N/A (*)

Facts and Assumptions	14h grant	14h grant - AR	15th grant	16h grant - AR	16th grant - AR
Date of Grant	30/04/2018	30/04/2018	30/04/2019	30/04/2020	30/04/2020
Option exercise price	20,18	N/A (*)	25,40	20,57	N/A (*)
Weighted average stock price in the market	20,18	N/A (*)	25,40	20,57	N/A (*)
Fair value of the option at the grant date
Estimated Share Price Volatility	80,62%	80,62%	80,62%	80,62%	80,62%
Expected dividend	1,17%	(*)	1,17%	1,17%	(*)
Risk-free rate of return	11,25%	11,25%	11,25%	11,25%	11,25%
Duration of the option (in years)	10	N/A (*)	10	10	N/A (*)
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c.       method used and the assumptions made to incorporate the expected effects of early exercise

For all plans granted until 2009, the options become exercisable within the vesting period stipulated by the plan at the rate of 20% per year and can be exercised up to 10 years after the date of grant.

As a result of the changes made to this Stock Option Plan, approved by the Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2010, for options granted from 2010 onwards, they became fully available for exercise after the third anniversary of the grant of the options, according to the following schedule:

(a) Up to twenty percent (20%) of the total options granted may be exercised from the first anniversary of the grant of the options;

(b) Additionally, up to thirty percent (30%) from the second anniversary of the grant of the options; and

(c) Fifty percent (50%) remaining may be exercised from the third anniversary.

Such plans do not have a clause allowing the early exercise of the options granted. In accordance with CPC 10 R1, we have incorporated the effects of the expenses with the action plans, considering the fair value of the option calculated in accordance with the methodology explained above, respecting the vesting periods under the plan.

On October 19, 2012 the new Stock Option Plan of the Company was approved. With respect to this current and valid Plan, without prejudice to the other terms and conditions established in the respective Terms of Adhesion, the Options shall become exercisable for the period between the Date of grant and the dates specified below, as follows:

(i) Twenty percent (20%) of the Options may be exercised after the 1st anniversary of the Date of grant;

(ii) 30% (thirty percent) of the Options may be exercised after the 2nd anniversary of the Date of grant; and

(iii)       Fifty percent (50%) of the Options may be exercised after the 3rd anniversary of the Date of grant.

The exercise of all the Options granted shall only be permitted after a minimum period of three (3) years has elapsed from the Date of grant.

On July 30, 2020, the Company's new Stock Option Plan was approved. In relation to this current and effective Plan, without prejudice to the other terms and conditions established in the respective Adhesion Terms, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

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(i) Twenty percent (20%) of the Options may be exercised after the 1st anniversary of the Date of grant;

(ii)       Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Date of grant;

(iii)       Thirty percent (30%) of the Options may be exercised after the 3rd anniversary of the Date of grant; and

(iv) Thirty percent (30%) of the Options may be exercised after the 4th anniversary of the Date of grant.

The exercise of the totality of the Options granted will only be allowed after the expiration of a minimum period of 4 (four) years from the Date of the Grant.

The Beneficiary who wishes to exercise his/her Option shall notify the Company of his/her intention to do so, by means of a written letter addressed to the Company's Human Resources Board, indicating the number of Options he/she wishes to exercise.

Options not exercised within the stipulated terms and conditions shall be considered automatically extinguished, without indemnification, subject to the maximum term of validity of the Options.

The Board of Directors may determine the suspension of the right to exercise the Options, whenever situations are verified that, under the terms of the law or regulation in force, restrict or prevent the trading of Shares by the Beneficiaries.

d.       form of expected volatility determination

The expected volatility is based on the historical volatility of 252 business days of the Company's publicly traded shares.

e.       whether any other feature of the option has been incorporated into the measurement of its fair value

All characteristics relevant to the fair value measurement were described in the letters above.

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13.9 STAKES IN SHARES, QUOTAS AND OTHER CONVERTIBLE SECURITIES, HELD BY MANAGEMENT AND AUDIT COMMITTEE MEMBERS - BY ENTITY.

Shares issued by Gol Linhas Aéreas Inteligentes S.A.

2020	Common Shares	Preferred shares
Board of Directors*	2.863.682.710
Executive Board	-

*Issuer shares that are indirectly held by members of the Board of Directors (Constantino de Oliveira Junior, Ricardo Constantino and Joaquim Constantino Neto), through Fundo de Investimento e Participações Volluto Multiestratégia Investimento no Exterior and through MOBI Fundo de Investimento em Ações, are also classified under the heading referring to the Board of Directors.

Total number of shares held by the members of the Board of Directors, issued by the controlling shareholder Fundo de Investimento em Participações Volluto Multistratégias Investimento no Exterior.

Shareholders	Quotas
Ricardo Constantino
Joaquim Constantino Neto
Constantino de Oliveira Junior
Total

Total number of shares held by members of the Board of Directors issued by the controlling shareholder MOBI Fundo de Investimento em Ações.

Shareholders	Quotas
Ricardo Constantino	151.650.730,29
Joaquim Constantino Neto	151.650.730,29
Constantino de Oliveira Junior	151.650.730,29
Total	454.952.190,86
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13.10 PENSION PLANS IN FORCE GRANTED TO MEMBERS OF THE BOARD OF DIRECTORS AND STATUTORY MEMBERS

None

13.11 MINIMUM, AVERAGE AND MAXIMUM COMPENSATION FOR MEMBERS OF THE BOARD OF DIRECTORS, XECUTIVE BOARD AND AUDIT COMMITTEE

2020	Board of Directors	Statutory Board	Audit committee
Number of members	8,75	4,17	3
Value of the highest individual compensation (in R$)	468.446,05	7.508.933,39	111.212,96
Value of lowest individual compensation (in R$)	29.468,04	1.199.152,78	77.000,00
Average amount of individual compensation (in R$)	305.015,47	3.599.899,07	97.937,65

2019	Board of Directors	Statutory Board	Audit committee
Number of members	8,75	4,17	3
Value of the highest individual compensation (in R$)	649.133,20	13.486.190,26	213.930,60
Value of lowest individual compensation (in R$)	67.294,80	1.296.621,83	66.000,00
Average amount of individual compensation (in R$)	416.220,65	6.347.817,81	132.313,55

2018	Board of Directors	Statutory Board	Audit committee
Number of members	9	5	3
Value of the highest individual compensation (in R$)	1.152.396,00	9.964.725,94	114.186,00
Amount of lowest individual compensation (in R$)	46.428,00	1.499.391,44	106.981,24
Average amount of individual compensation (in R$)	472.157,57	4.473.370,39	110.194,41
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2017	Board of Directors	Statutory Board	Audit committee
Number of members	9	5	N/A
Value of the highest individual compensation (in R$)	392.000,00	8.139.780,34	N/A
Amount of lowest individual compensation (in R$)	200.000,00	1.238.979,86	N/A
Average amount of individual compensation (in R$)	291.139,92	3.695.614,83	N/A

13.12 MECHANISMS FOR COMPENSATION OR INDEMNITY FOR MANAGERS IN THE EVENT OF REMOVAL FROM OFFICE OR RETIREMENT

We have Civil Liability Insurance for Managers, Officers and/or Managers - D&O (Managers & Officers) which guarantees coverage to the insured person in the event of third party claims, related to management acts performed in the exercise of the company's management duties. The current premium for our Managers' Liability (D&O) insurance is USD 2,153,009,82. Assured capital of USD 15,000,000

The Company's current policy is that there is no compensation or indemnity mechanism for managers in the event of removal from office or retirement.

13.13 PERCENTAGE IN THE TOTAL COMPENSATION HELD BY MANAGERS AND AUDIT COMMITTEE MEMBERS WHO ARE PARTIES RELATED TO THE CONTROLLING SHAREHOLDERS

2020
Board of Directors	Executive Board	Audit committee
4,6%	30,2%	0,6%

2019
Board of Directors	Executive Board	Audit committee
3,7%	31,6%	0,6%

2018
Board of Directors	Executive Board	Audit committee
5,3%	34,8%	0,5%

2017
Board of Directors	Executive Board	Audit committee
4,4%	39,2%	39,2%

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13.14 COMPENSATION OF MANAGERS AND MEMBERS OF THE AUDIT COMMITTEE, GROUPED BY ENTITY, RECEIVED FOR ANY REASON OTHER THAN THE POSITION THEY HOLD

2020	Board of Directors	Executive Board	Audit committee	Total
Committees	-	-	-	-
Consulting Services	1.393.863,46	-	-	1.393.863,46
Advisory Services	-	-	-	-

2019	Board of Directors	Executive Board	Audit committee	Total
Committees	-	-	-	-
Consulting Services	-	-	-	-
Advisory Services	-	-	-	-

2018	Board of Directors	Executive Board	Audit committee	Total
Committees	-	-	-	-
Consulting Services	1.547.575,98	-	-	1.547.575,98
Advisory Services	-	-	-	-

13.15 COMPENSATION OF MANAGERS AND MEMBERS OF THE AUDIT COMMITTEE RECOGNIZED IN THE RESULT OF DIRECT OR INDIRECT CONTROLLING SHAREHOLDERS, COMPANIES UNDER COMMON CONTROL AND SUBSIDIARIES OF THE ISSUER

Fiscal year 2020 - compensation received as a result of the position in the issuer

2020	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	6.504.716,09	-	6.504.716,09
Companies under common control	-	-	-

Fiscal year 2020 - other compensations received, specifying to which titles they were assigned

2020	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-
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Fiscal year 2019 - compensation received as a result of the exercise of the position in the issuer

2019	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	14.363.660,80	-	14.363.660,80
Companies under common control	-	-	-	-

Fiscal year 2019 - other compensations received, specifying to which titles they were assigned

2019	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal year 2018 - compensation received as a result of the exercise of the position in the issuer

2018	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	15.659.718,15	-	15.659.718,15
Companies under common control	-	-	-	-

Fiscal year 2018 - other compensations received, specifying to which titles they were assigned

2018	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

13.16        OTHER RELEVANT DETAILS

None

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3.       ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE ON THE COMPANY'S FINANCIAL STATEMENTS

The Statutory Audit Committee ("CAE") is a statutory body related to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. ("Company") and consists of three independent members who are members of the Board of Directors, who are elected annually by the managers, one of whom is qualified as a Financial Specialist. The main functions of the CAE, under the terms of its internal regulations, are: to supervise the quality and integrity of reports and financial statements, adherence to legal, regulatory, and statutory standards, the adequacy of risk management processes, internal control policies and procedures, and the activities of internal auditors. Furthermore, the CAE oversees the work of the independent auditors, including their independence, the quality and appropriateness of the services provided, and any differences of opinion with the management, and approves the fees charged by them. It provides for the registration and exercise of independent audit activity in the Brazilian securities market (CVM), in addition to performing the function of Audit Committee, pursuant to the provisions of the Sarbanes Oxley Act, which the Company is subject to as a company registered with the Securities and Exchange Commission ("SEC"). Transactions with related parties, activities related to risk monitoring and compliance, and the operation of the installed complaints and reports channel are also supervised by the CAE.

The activities developed by CAE, through the holding of 6 meetings, in the year ending December 31, 2020, include

☐	CAE coordinator set the guidelines and chaired the CAE meetings;
☐	Evaluated the annual work plan and discussed the results of the activities performed by the independent auditors for the year 2020;
☐	Supervised the activities and performance of the Company's internal audit, analyzing the annual work plan, discussing the results of the activities performed and the reviews carried out. The issues raised by the internal audit on improvements in the internal control environment are discussed with the responsible managers/managers with the objective of implementing continuous improvements. Supervised and reviewed the effectiveness, quality and integrity of internal control mechanisms in order, among others, to monitor compliance with the provisions related to the integrity of financial statements, including quarterly financial information and other interim statements;
☐	Along with the Management and internal audit, the Company has supervised contracts of various types between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other, to verify compliance with the Company's policies and controls with respect to operations with related parties;
☐	Met with the independent auditors, Ernst & Young, addressing, among others, the following topics: the relationship and communication between the CAE and the external auditors, the scope of the auditors' work, as well as the conclusions presented through the execution of the Independent Auditors' work plan; and
135

☐	It prepared the activities report and CAE operation during 2020, following good corporate governance practices as well as applicable regulations.

Internal Control Systems

Based on the agenda defined for the year 2020, CAE addressed the main issues related to the Company's internal controls, evaluating the risk mitigation actions and the commitment of the senior management members to its continuous improvement.

As a result of the meetings with the Company's internal areas, the Statutory Audit Committee had the opportunity to offer the Board of Directors suggestions for process improvement, supervising the results already obtained in 2020.

Based on the work developed throughout 2020, CAE believes that the internal control system of the Company and its subsidiaries is appropriate for the size and complexity of its business and structured to ensure the efficiency of its operations, the systems that generate the financial reports, as well as compliance with the applicable internal and external rules.

Corporate Risk Management

CAE members, in the exercise of their duties and legal responsibilities, received information from management on the relevant corporate risks, including the continuity risks, making their assessments and recommendations to increase the effectiveness of the risk management processes, directly at the meetings of the Board of Directors, contributing and ratifying the actions implemented in 2020.

Conclusion

CAE found the facts submitted to it at the time of the work performed and described in this Report to be appropriate and recommended, in its opinion, the approval of the Company's audited financial statements for the year ended December 31, 2020.

São Paulo, March 17, 2021.

André Béla Jánszky

Member of the Statutory Audit Committee

Antonio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

136

4.       STATEMENT OF THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE COMPANY'S FINANCIAL STATEMENTS

In compliance with the provisions of CVM Instruction 480/09, the managers declare that they have discussed, reviewed and agreed with the financial statements for the year ended December 31, 2020.

São Paulo, March 17, 2021.

Paulo Sergio Kakinoff

President Manager

Richard Freeman Lark, Jr.

Vice President Financial Officer and DRI

137

5.       STATEMENT OF THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE VIEWS EXPRESSED IN THE INDEPENDENT AUDITORS' OPINION

In compliance with the provisions of CVM Instruction 480/09, the Executive Board declares that it discussed, reviewed and agreed with the opinion expressed in the report of the independent auditor, Grant Thornton Auditores Independentes on the individual and consolidated financial statements for the year ended December 31, 2020.

São Paulo, March 17, 2021.

Paulo Sergio Kakinoff

President Manager

Richard Freeman Lark, Jr.

Chief Financial Officer and DRI

138

6.       AUDIT COMMITTEE OPINION

The Audit committee of Gol Linhas Aéreas Inteligentes S.A., in the exercise of its legal and statutory powers, having examined the Management Report, the Balance Sheet, the Income Statement, the Comprehensive Income Statement, the Cash Flow Statement, the Statement of Changes in Shareholders' Equity, the Statement of Added Value and the respective Individual and Consolidated Explanatory Notes, for the fiscal year ended December 31, 2020, and along with the report of the Independent Auditors, is of the opinion that the aforementioned pieces adequately reflect the equity situation and the economic-financial position of the Company as of December 31, 2020, recognizing that they are in a condition to be deliberated by the Ordinary General Meeting.

São Paulo, March 17, 2021.

Renato Chiodaro

Chairman of the Audit Committee

Marcelo Moraes

Member of the Audit Committee

Marcela de Paiva

Member of the Audit Committee

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GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

7. EXTRAORDINARY SHAREHOLDERS’ MEETING

7.1.	Approval of the Company's capital increase - Information required by Article 11 of CVM Instruction 481/09

The Company's management proposes to amend the caput of article 5 of the Company's Bylaws, in order to reflect the capital increases approved at meetings of the Company's Board of Directors, held during the fiscal year of 2020, as permitted by article 6 of the Company's Bylaws.

The proposed amendment aims to make the Company's Bylaws reflect the current share capital, in view of the approved increases made by the Board of Directors, without the need for statutory reform, on April 30, 2020, July 30, 2020 and October 29, 2020. There are no legal or economic consequences resulting from this change, considering that the capital increases have already been approved by the Company's management.

For the purposes of CVM Instruction 481/09, the Company's management makes available below the information related to the change in the proposed statutory capital.

Current Bylaws Wording	Proposed Changes (highlighted)
ARTICLE 5 - The Share Capital, fully subscribed and paid in, is R $ 3,163,795,859.16 (three billion, one hundred and sixty-three million, seven hundred and ninety-five thousand, eight hundred and fifty-nine BRL and sixteen cents), divided into 3,137,364,724 (three billion, one hundred and thirty-seven million, three hundred and sixty-four thousand, seven hundred and twenty-four) shares, of which 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) are common shares, and 273.682.014 (two hundred and seventy-three million, six hundred and eighty-two thousand and fourteen) preferred shares, all nominative and without par value.	ARTICLE 5 - The Share Capital, fully subscribed and paid in, is R$ 3,165,054,354.88 (three billion, one hundred sixty five million, fifty-four hundred thousand, three hundred fifty four BRL and eighty-eight cents), divided into 3,137,706,967 (three billion, one hundred and thirty seven million, seven hundred and six thousand, nine hundred and sixty-seven) shares, of which 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) are common shares, and 274,024,257 (two hundred and seventy four million, twenty-four thousand, two hundred and fifty-seven) are preferred shares, all nominative and without par value.

140

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer